Exhibit 2.1

EXECUTION VERSION

EQUITY INTERESTS PURCHASE AGREEMENT

dated as of

January 20, 2020

by and among

TTM Technologies, Inc.

TTM Technologies China Limited,

and

AKMMeadville Electronics (Xiamen) Co., Ltd. (安捷利美维电子（厦门）有限责任公司)

(continued)

(continued)

(continued)

v

EXHIBITS

A-1	Illustrative Calculation of Accounts Payable
A-2	Illustrative Calculation of Inventory
B	Knowledge of the Purchaser List
C	Knowledge of the Seller List
D	Form of Closing Statement
E	Form of Source Code License Agreement
F	GME Payment Guarantee
G	Shanghai Subsidiaries Payment Guarantee
H	Form Transition Services Agreement
I	Form of Seller’s Release
J	GME Deposit Account
K	GME Commitment Letter
L	Document List of GME Change of Ownership Approvals and GME Change of SAFE Registration Filing
M	Document List of Shanghai Subsidiaries Change of Ownership Approvals and Shanghai Subsidiaries Change of SAFE Registration Filing
N	List of Key Employees, Related Employees and Hong Kong Related Employees
O	[Reserved]
P	Equity Interests Transfer Agreement (Registration Version for each of the Company Subsidiaries)
Q	Trademark Transfer and License Agreement
R	Section 2.9 Deliverables
S	Pre-Closing Preparation Work List

SCHEDULES

I	Allocation of Purchase Price

DISCLOSURE LETTERS

1.	Seller Disclosure Letter
2.	Purchaser Disclosure Letter

INDEX OF DEFINED TERMS

Term	Page
$20
AAA	2
Accounts Payable	2
Acquired Business	2
Acquisition Proposal	2
Action	3
Adjustment of Accounts Payable Below the Target Accounts Payable Range	3
Adjustment of Accounts Payable Exceeding the Target Accounts Payable Range	3
Adjustment of Inventory Below the Target Inventory Range	3
Adjustment of Inventory Exceeding the Target Inventory Range	3
Adjustment Principles	3
Affiliate	3
Agreement	1, 3
Assets	3
Available Funds	3, 49
Balance Sheets	4
Base Purchase Price	4
Beneficially Own	4
Business Day	4
Business Employee	4
Cash	4
Closing Dates	4, 23
Code	4
Company Contracts	4, 40
Company Employees	4, 57
Company Organizational Documents	31
Company Real Property	5, 37
Company Real Property Lease	5
Company Subsidiaries	1, 4
Company Subsidiary Material Adverse Effect	4, 68, 76

Term	Page
Confidential Information
Memorandum	5
Confidentiality Agreement	5
Contract	5
Cost of Goods Sold for Accounts Payable	6
Cost of Goods Sold for Inventory	6
Credit Agreements	7
Current HK Employer	7, 58
Cut-Off Date	7
Cut-Off Date Balance Sheet	26
Cut-Off Date Indebtedness	7
Daily Cost of Goods Sold for Accounts Payable	7
Daily Cost of Goods Sold for Inventory	7
Days Inventory Outstanding	7
Days Payable Outstanding	7
Deposit	7, 66
Deposit Account	7, 66
Disclosure Letters	75
Dispute	27
Dragon Parent	1, 8
Dragon Parent Contract	8
Employee Benefit Plan	8, 35
End Date	8, 70
Environmental Law	8
Equipment Liabilities	21
Equity Interests	1, 8
Estimated Accounts Payable	8, 23
Estimated Cash	8, 23
Estimated Cut-Off Date Indebtedness	8, 24
Estimated Inter-Company Trade Payable	23
Estimated Inter-Company Trade Receivable	23

INDEX OF DEFINED TERMS

(continued)

Term	Page
Estimated Inventory	8, 23
Estimated Purchase Price	8, 21
Estimated Trading Companies Accounts Receivable	24
Excess Purchaser Adjustment Amount	8, 29
Exchange Act	8
Existing Letters of Credit	8
Final Closing Statement	29
Final Trading Company Accounts Receivable	8, 29
Final Withholding Tax	8, 62
Financial Statements	32
Fundamental Representations	8
General Enforceability Exceptions	8
GME	1
GME Allocated Purchase Price	8
GME Capital Account Bank	9
GME Change of Ownership Approvals	9
GME Change of Ownership Approvals Submission Date	9
GME Change of SAFE Registration Filing	9
GME Change of SAFE Registration Filing Completion Date	9
GME Closing	22
GME Closing Date	22
GME Cut-Off Date Indebtedness	9
GME Estimated Cut-Off Date Indebtedness	9
GME Guarantor	1, 9
GME Holdback Amount	9
GME New Business License	9
GME New Business License Date	9
GME Payment Date	9
GME Payment Guarantee	1, 10
GME Purchase Price Disbursement Schedule	10, 24
GME SAFE Registration Voucher	10

Term	Page
Governmental Authority	10
Guangzhou Registration Authority	10
Guaranteed Amount	10
Guaranteed Amount of GME Payment Guarantee	10
Guarantors	1, 10
Hazardous Materials	10
HKIAC	10
HKIAC Rules	10
Hong Kong	10
Hong Kong Office	10
Hong Kong Related Employees	10, 58
Illustrative Calculation of Accounts Payable	10
Illustrative Calculation of Inventory	10
Indebtedness	11
Indemnified Party	73
Indemnifying Party	73
Intellectual Property	11
Inter-Company Non-trade Payable	12
Inter-Company Non-trade Receivable	12
Inter-Company Trade Payable	12
Inter-Company Trade Receivable	12
Inventory	12
JPMorgan	12
Key Employee	12
Knowledge of the Purchaser	12
Knowledge of the Seller	12
Law	12
License Agreement	12, 24
Lien	13
Loss	13
Mainland China Related Employees	59
MC Current Employer	59
MC Offer	59
Most Recent Balance Sheet	13
MPF	35
New Business License	13

INDEX OF DEFINED TERMS

(continued)

Term	Page
New Business License Date	13
New HK Employer	13, 58
Offer	13, 58
Offshore Plans	13
Order	13
Owned Real Property	13
parties	1
party	1
Payment Account	63
Payment Dates	13
Payment Guarantees	1, 13
Permit	13
Permits	41
Permitted Lien	13
Person	14
Post-Closing Statement	26
PRC	14
PRC Anti-Monopoly Law	14
PRC Antitrust Clearance	14
PRC Change of Ownership Approvals	14
PRC GAAP	14
Pre-Closing Statement	14, 23
Printed Circuit Board	14
Purchase Price	14
Purchaser	1, 14
Purchaser Adjustment Amount	29
Purchaser Disclosure Letter	14
Purchaser Material Adverse Effect	15, 68, 76
Purchaser Releasor	15, 75
Purchaser Termination Fee	15, 72
Purchaser’s HK Subsidiary	15
R&W Insurance	15, 69
Registration Authority	15
Related Employees	15
Representative	15
Restraints	15, 67
Restricted Business	15
Restricted Period	15

Term	Page
Restricted Products	15
Review Period	27
SAMR	15
Securities Act	15
Seller	1
Seller Adjustment Amount	29
Seller Disclosure Letter	15
Seller Material Adverse Effect	16, 67, 76
Seller Releasee	75
Seller Termination Fee	16, 73
Seller Transaction Expenses	16
Settlement Accountant	27
Shanghai Registration Authority	16
Shanghai Subsidiaries	1
Shanghai Subsidiaries Allocated Purchase Price	16
Shanghai Subsidiaries Change of Ownership Approvals	16
Shanghai Subsidiaries Change of SAFE Registration Filing	17
Shanghai Subsidiaries Change of SAFE Registration Filing Completion Date	17
Shanghai Subsidiaries Closing Date	23
Shanghai Subsidiaries Cut-Off Date Indebtedness	17
Shanghai Subsidiaries Estimated Cut-Off Date Indebtedness	17
Shanghai Subsidiaries Guarantor	1, 17
Shanghai Subsidiaries Holdback Amount	17
Shanghai Subsidiaries Payment Date	17
Shanghai Subsidiaries Payment Guarantee	1, 17
Shanghai Subsidiaries Purchase Price Disbursement Schedule	17, 25
Shanghai Subsidiaries SAFE Registration Voucher	17
SKE	1, 17

INDEX OF DEFINED TERMS

(continued)

Term	Page
SKE Change of SAFE Registration Filing Completion Date	17
SKE Closing	22
SKE Closing Date	23
SKE New Business License	18
SKE New Business License Date	18
SME	1, 18
SME Change of SAFE Registration Filing Completion Date	18
SME Closing	23
SME Closing Date	23
SME New Business License	18
SME New Business License Date	18
Solvent	48
SP	1, 18
SP Change of SAFE Registration Filing Completion Date	18
SP Closing	23
SP Closing Date	23
SP New Business License	18
SP New Business License Date	18
Specified Customer	18
STA	18
Stamp Duty Portion	18, 62
Statement of Objections	27
Straddle Period	61

Term	Page
Subsidiary	18
Target Accounts Payable Range	19
Target Inventory Range	19
Target Trading Companies Accounts Receivable	22
Tax Claim	19
Tax Return	19
Tax Withholding Calculation Report	61
Taxes	19
Taxing Authority	19
Territory	19
Third-Party Claim	19, 74
Trading Companies	19
Trading Companies Accounts Receivable	19
Transition Services Agreement	2, 19
TSU Business	20
U.S.	20
UBS	20
United States	20
USD	20
VDR	20
willful and material breach	71
Withholding Tax	62
Withholding Tax Liability	63

x

EQUITY INTERESTS PURCHASE AGREEMENT

THIS EQUITY INTERESTS PURCHASE AGREEMENT (this “Agreement”), dated as of January 20, 2020, is entered into by and among TTM Technologies, Inc., a Delaware corporation (“Dragon Parent”), TTM Technologies China Limited, a private company limited by shares, registered under the Hong Kong laws (the “Seller”) and AKMMeadville Electronics (Xiamen) Co., Ltd. (安捷利美维电子（厦门）有限责任公司), a limited liability company incorporated under the laws of the PRC (the “Purchaser”). Dragon Parent, Seller and Purchaser may each be referred to herein as a “party” or collectively as the “parties”.

RECITALS

WHEREAS, the Seller owns 100% of the registered capital (“Equity Interests”) of: (i) Shanghai Kaiser Electronics Co., Ltd. (上海凯思尔电子有限公司) (“SKE”), (ii) Shanghai Meadville Electronics Co., Ltd. (上海美维电子有限公司) (“SME”), (iii) Shanghai Meadville Science & Technology Co., Ltd. (上海美维科技有限公司) (“SP”, and together with SKE and SME, the “Shanghai Subsidiaries”), and (iv) Guangzhou Meadville Electronics Co., Ltd. (广 州美维 电子有限公司) (“GME,” together with the Shanghai Subsidiaries, the “Company Subsidiaries”);

WHEREAS, upon the terms and subject to the conditions set forth herein, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Equity Interests owned by the Seller;

WHEREAS, Dragon Parent and the Seller desire to retain all assets of the TSU Business in Hong Kong and certain assets of the TSU Business in the PRC (excluding Hong Kong), which are primarily the Trading Companies’ Accounts Receivable and the Purchaser desires not to purchase those assets to be retained by Dragon Parent and the Seller;

WHEREAS, Dragon Parent, as the controlling shareholder of the Seller, is willing to enter into this Agreement to honor the obligations of the Seller and its Affiliates arising under, or in connection with, this Agreement, and ensure that the obligations of Dragon Parent, the Seller and their Affiliates can be duly and properly performed in accordance with the terms hereof;

WHEREAS, Purchaser shall deliver a Payment Guarantee (the “GME Payment Guarantee”) issued by Bank of China (Hong Kong) Limited (the “GME Guarantor”), a copy of which is attached as Exhibit F to this Agreement, in favor of the Seller, to guarantee the payment obligations of the Purchaser with respect to the purchase price allocated to GME pursuant to the terms of this Agreement no later than the Business Day following the execution and delivery of this Agreement;

WHEREAS, Purchaser shall deliver a Payment Guarantee (the “Shanghai Subsidiaries Payment Guarantee,” together with GME Payment Guarantee, the “Payment Guarantees”) issued by the DBS Bank Ltd., Hong Kong Branch (the “Shanghai Subsidiaries Guarantor,” together with GME Guarantor, the “Guarantors”), a copy of which is attached as Exhibit G to this Agreement, in favor of the Seller, to guarantee the payment obligations of the Purchaser with respect to the purchase price allocated to the Shanghai Subsidiaries pursuant to the terms of this Agreement no later than the Business Day following the execution and delivery of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the parties have substantially agreed upon a form of the transition services agreement to be executed on the Cut-Off Date, which will govern certain ongoing operation arrangements between the parties and the form of which is attached as Exhibit H to this Agreement (“Transition Services Agreement”);

WHEREAS, the Purchaser has initiated a wire transfer of immediately available funds to the Deposit Account (attached as Exhibit J to this Agreement) as payment of the Deposit. Concurrently with the receipt of the Deposit, Dragon Parent, the Seller, and GME will deliver to the Purchaser an executed copy of the GME Commitment Letter in substantially the form attached as Exhibit K to this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and for good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions

When used in this Agreement, the following terms shall have the respective meanings set forth below:

“AAA” means the American Arbitration Association.

“Accounts Payable” means accounts payable and accrued expenses of the Company Subsidiaries in accordance with PRC GAAP that relate to the purchase of inventory and materials in connection with the sale of products manufactured by the Company Subsidiaries, but excluding non-trading payables.

“Acquired Business” means any business, assets or Persons acquired, purchased or otherwise transferred to the control of Dragon Parent, Seller or any of their Affiliates during the Restricted Period.

“Acquisition Proposal” means any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by the Purchaser) or any public announcement of intention to enter into any such agreement or of any offer, proposal or bona fide indication of interest relating to or involving: (a) any acquisition or purchase of the Seller or the Company Subsidiaries, or any merger, amalgamation, consolidation, business combination or similar transaction involving the Seller or the Company Subsidiaries; (b) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition, or disposition (other than in the ordinary course of business consistent with past practice) of substantially all of the assets or the business of the Seller or the Company Subsidiaries in any single transaction or series of related transactions; (c) any liquidation, winding-up, dissolution, recapitalization or other corporate reorganization of the Seller, Company Subsidiaries; or (d) any similar transaction undertaken by the Seller or the Company Subsidiaries, which would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated by this Agreement.

“Action” means any litigation, suit, arbitration, proceeding, claim, dispute resolution process, mediation or investigation by or before any Governmental Authority.

“Adjustment of Inventory Exceeding the Target Inventory Range” means, in the event that the Days Inventory Outstanding is greater than thirty-five (35) days, the amount equal to the product obtained by multiplying (x) the Days Inventory Outstanding minus thirty-five (35) days by (y) Daily Cost of Goods Sold for Inventory.

“Adjustment of Inventory Below the Target Inventory Range” means, in the event that the Days Payable Outstanding is less twenty-two (22) days, the amount equal to the product obtained by multiplying (x) twenty-two (22) days minus the Days Inventory Outstanding by (y) Daily Cost of Goods Sold for Inventory.

“Adjustment of Accounts Payable Exceeding the Target Accounts Payable Range” means, in the event that the Days Payable Outstanding is greater than eighty-one (81) days, the amount equal to the product obtained by multiplying (x) the Days Payable Outstanding minus eighty-one (81) days by (y) Daily Cost of Goods Sold for Accounts Payable.

“Adjustment of Accounts Payable Below the Target Accounts Payable Range” means, in the event that the Days Payable Outstanding is less than sixty-eight (68) days, the amount equal to the product obtained by multiplying (x) sixty-eight (68) days minus the Days Payable Outstanding by (y) Daily Cost of Goods Sold for Accounts Payable.

“Adjustment Principles” means (a) the principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth in the Illustrative Calculation of Accounts Payable and the Illustrative Calculation of Inventory; (b) to the extent not otherwise addressed in clause (a) above, the same accounting principles, methods, policies, practices, procedures, classifications and estimation methodologies used by the Company Subsidiaries in preparing the Balance Sheets; and (c) to the extent not otherwise addressed in clauses (a) and (b) above, PRC GAAP. For the avoidance of doubt, clause (a) shall take precedence over clauses (b) and (c), and clause (b) shall take precedence over clause (c).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. For the purpose of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power or right, by Contract or otherwise, to direct or cause the direction of management and policies of such Person through the ownership of voting securities.

“Agreement” has the meaning specified in the Preamble.

“Assets” means all property and assets, real and personal, tangible and intangible, which belong to or are used in the ordinary course of business by the TSU Business or the Company Subsidiaries, or which the Company Subsidiaries are entitled to use in connection with the TSU Business.

“Available Funds” has the meaning set forth in Section 5.8.

“Balance Sheets” means the balance sheet of each of the Company Subsidiaries, dated December 31, 2016, December 31, 2017 and December 31, 2018.

“Base Purchase Price” has the meaning specified in Section 2.2(a).

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized to be closed for general business in New York City, New York, Beijing, PRC or Hong Kong.

“Business Employee” means, in relation to the TSU Business, any current or former employee, director, officer, manager, independent contractor and dispatched workers of any of the Company Subsidiaries, and the Related Employees.

“Cash” means as of a given time, all cash, cash equivalents and marketable securities held by any of the Company Subsidiaries, including all security or other similar deposits at such time, as determined in accordance with PRC GAAP; provided, however, that “Cash” shall: (a) be calculated net of issued but uncleared checks, wire transfers and drafts written or issued by any of the Company Subsidiaries at such time; (b) include all uncleared checks, wire transfers and drafts deposited or pending deposit for the account of any of the Company Subsidiaries at such time, and (c) exclude the Deposit.

“Closing Dates” has the meaning specified in Section 2.3(e).

“Code” means the Internal Revenue Code of 1986 of the United States, as amended.

“Company Contracts” has the meaning specified in Section 3.16(a).

“Company Employees” has the meaning specified in Section 6.4(a).

“Company Subsidiaries” has the meaning specified in the Recitals.

“Company Subsidiary Material Adverse Effect” means any event, development or change that has had or would reasonably be expected to have a material adverse effect on the businesses, assets, liabilities, properties, financial or other conditions or operations, or results of operations of the Company Subsidiaries, other than any event, development or change, either alone or in combination, relating to or arising out of: (a) general economic, regulatory or political conditions, global, international, national or regional political, economic, financial or social conditions, or conditions in the financial, credit, debt, currency, capital or securities markets (including changes in interest or currency exchange rates), in each case, in the United States, PRC or anywhere else in the world; (b) (i) any acts of God (including weather, meteorological conditions or climate, pandemics, storms, earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature), or (ii) any effect, event, change, development or occurrence resulting from an outbreak, or any escalation, worsening or diminution of, terrorism, hostilities, sabotage, cyber attack, war, military actions, political instability or other regional, national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case, whether or not involving the United States; (c) any event, development or change in any of the industries or markets in which any of the Company Subsidiaries operates, including cyclical fluctuations and trends; (d) any enactment of, change in, or change in interpretation of, applicable Law or in PRC GAAP or other applicable accounting standards, or in each case, any change in the interpretation thereof or the adoption or addition of any new Laws or rules, or the rescission, expiration or retirement of any current Law or rule; (e) the announcement, pendency or performance of the transactions contemplated hereby or otherwise required by the express terms of this Agreement, including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (f) any action taken, or failure to take any action, in each case, to the extent such action or failure to take action is required by the express terms of this Agreement or to which the Purchaser has approved, consented or requested; or (g) any effect, event, change, development, occurrence or circumstance resulting from any breach of this Agreement by the Purchaser; provided, however, in the case of the foregoing clause (a), clause (c) (but not the portion of clause (c) relating to cyclical fluctuations or trends) and clause (d), in the event that any of the Company Subsidiaries, taken as a whole, are materially and disproportionately affected by such event, development or change relative to other participants in the business and industries in which the Company Subsidiaries operate, the extent (and only the extent) of such adverse effect, relative to such other participants, on any of the Company Subsidiaries shall be taken into account in determining whether there has been a Company Subsidiary Material Adverse Effect. For purposes of Section 7.2(d) of this Agreement, a “Company Subsidiary Material Adverse Effect” shall be deemed to have occurred in the event that (x) any Company Subsidiary receives a written communication from a Specified Customer stating that such Company Subsidiary has been disqualified as a vendor of such Specified Customer or (y) a Specified Customer has ceased placing orders from any of the Company Subsidiaries for a period of no less than 30 calendar days due to a systemic product quality deficiency issue that has been identified by such Specified Customer.

“Company Real Property” has the meaning specified in Section 3.11(b).

“Company Real Property Lease” means the real property leases, subleases, licenses and other agreements with respect to the Company Real Property, including all amendments, modifications, supplements, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which any of the Company Subsidiaries is a party.

“Confidential Information Memorandum” means the confidential information memorandum, dated as of December 2018, prepared with respect to “Project Dragon” by JPMorgan and UBS.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 19, 2020, by and between the Purchaser and Dragon Parent.

“Contract” means all unfulfilled orders, options or offers received by the Company Subsidiaries and forward commitments to purchase goods or supply services made by the Company Subsidiaries in connection with the TSU Business, and all other contracts, engagements or commitments, insurance policies, any binding agreement, arrangement or contract, whether written or oral, to which the Company Subsidiaries are a party or by which they are bound, but excluding all Employee Benefit Plans.

“Cost of Goods Sold for Accounts Payable” means, the aggregate cost of goods sold for Accounts Payable for the 91 days period immediately preceding and through and including the Cut-Off Date of all Company Subsidiaries, on aggregate basis, as determined in accordance with PRC GAAP and shall be calculated in accordance with the principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth in the Illustrative Calculation of Accounts Payable. For the purpose of this Agreement, the cost of goods sold for Accounts Payable shall consist of the costs of raw materials, labor, services provided by any third Person (other than any of the Company Subsidiaries), depreciation and overhead expenses, for the manufacture of the products by all Company Subsidiaries. For the purpose of calculating the cost of goods sold for Accounts Payable in any given period that is less than one fiscal month, other than the period between the next calendar day after the end of the last full fiscal month in the 91 days period and the Cut-Off Date, the cost of goods sold for Accounts Payable in such given period shall be the product of (x) the quotient of (a) the number of days in such given period divided by (b) the number of days of the fiscal month where such period falls multiplied by (y) the cost of goods sold for Accounts Payable in such fiscal month. For the period between the next calendar day after the end of the last full fiscal month in the 91 days period and the Cut-Off Date, the aggregate cost of goods sold for accounts payable shall be the actual accruals of such given period. A fiscal month of the Company Subsidiaries can be either four or five weeks, of which the period may not match a calendar month. For example, assuming the Cut-Off Date is June 18, 2020, the Cost of Goods Sold for Accounts Payable shall mean the aggregate cost of goods sold for Accounts Payable for the period between March 20 and June 18, 2020. Assuming February 25 to March 30, 2020 is a fiscal month, the cost of goods sold for Accounts Payable for the period between March 20 and March 30, 2020 shall be the product of (x) the quotient of (a) 11 days divided by (b) 35 days multiplied by (y) the cost of goods sold for Accounts Payable in such fiscal month. Assuming April 28 to May 25, 2020 is the last full fiscal month, the aggregate cost of goods sold for Accounts Payable during the period between May 26 and June 18, 2020, shall be the actual accruals of the cost of goods sold for Accounts Payable of such period.

“Cost of Goods Sold for Inventory” means, the aggregate cost of goods sold for Inventory for the 30-day period immediately preceding and through and including the Cut-Off Date of all Company Subsidiaries, on aggregate basis, as determined in accordance with PRC GAAP and shall be calculated in accordance with the principles, policies, procedures, categorizations, definitions, methods, practices and techniques set forth in the Illustrative Calculation of Inventory. For the purpose of this Agreement, the cost of goods sold for Inventory shall consist of the costs of raw materials, labor, services provided by any third Person (other than any of the Company Subsidiaries), depreciation and overhead expenses, for the manufacture of the products by all Company Subsidiaries. For the purpose of calculating the cost of goods sold for Inventory in any given period that is less than one fiscal month, other than the period between the next calendar day after the end of the last full fiscal month that falls within the 30-day period and the Cut-Off Date, the cost of goods sold for Inventory in such given period shall be the product of (x) the quotient of (a) the number of days in such given period divided by (b) the number of days of the fiscal month where such period falls multiplied by (y) the cost of goods sold for Inventory in such fiscal month. For the period between the next calendar day after the end of the last full fiscal month that falls within the 30-day period and the Cut-Off Date, the aggregate cost of goods sold for accounts payable shall be the actual accruals of such given period. A fiscal month of the Company Subsidiaries can be either four or five weeks, of which the period may not match a calendar month. For example, assuming the Cut-Off Date is June 18, 2020, the Cost of Goods Sold for Inventory

shall mean the aggregate cost of goods sold for Inventory during the period between May 20 and June 18, 2020. Assuming April 28 to May 25, 2020 is a fiscal month, the cost of goods sold for Inventory for the period between May 20 and May 25, 2020 shall be the product of (x) the quotient of (a) 6 days divided by (b) 28 days multiplied by (y) the cost of goods sold for Inventory in such fiscal month. The aggregate cost of goods sold for Inventory during the period between May 26 and June 18, 2020, shall be the actual accruals of the cost of goods sold for Inventory of such period.

“Credit Agreements” means (a) Citibank Entrustment Loan Agreement, dated December 23, 2010, as amended on June 8, 2017, by and among Citibank (China) Co., Ltd. Shanghai Branch (花旗银行（中国）有限公司上海分行), as the entrustment bank, GME, SKE, SME, SP, and other participants; and (b) The Bank of America Entrustment Loan Agreement, dated June 17, 2014, as amended on December 1, 2018, by and among Bank of America, N.A. Shanghai Branch (美国银行有限公司上海分行), as the entrustment bank, GME, SKE, SME, SP, and other participants.

“Current HK Employer” has the meaning specified in Section 6.5(a)(i).

“Cut-Off Date” means such time as mutually agreed by the parties, China time, as of any Business Day after the fifth (5th) Business Day from GME SAFE Registration Completion (the “Reference Date”) that falls within the period of the 12th to 18th day of the same or following calendar month of the Reference Date, provided, that Purchaser has the option to choose any Business Day within the period between the 19th and the last day of the same calendar month of the Reference Date as the Cut-Off Date if the Reference Date falls within such period; provided, further, that the Seller and the Purchaser shall have the right to choose such other date after GME SAFE Registration Completion as the Cut-Off Date as mutually agreed by both parties.

“Cut-Off Date Indebtedness” means the GME Cut-Off Date Indebtedness and the Shanghai Subsidiaries Cut-Off Date Indebtedness.

“Daily Cost of Goods Sold for Accounts Payable” means, the quotient obtained by dividing the Cost of Goods Sold for Accounts Payable by 91 days.

“Daily Cost of Goods Sold for Inventory” means, the quotient obtained by dividing the Cost of Goods Sold for Inventory by 30 days.

“Days Inventory Outstanding” means, the quotient obtained by dividing (a) the Inventory balance of all Company Subsidiaries as of the Cut-Off Date, on aggregate basis, by (b) Daily Cost of Goods Sold for Inventory.

“Days Payable Outstanding” means, the quotient obtained by dividing (a) Accounts Payable of all Company Subsidiaries as of the Cut-Off Date, on aggregate basis, by (b) Daily Cost of Goods Sold for Accounts Payable.

“Deposit” has the meaning specified in Section 6.14(a).

“Deposit Account” has the meaning specified in Section 6.14(a).

“Dragon Parent” has the meaning specified in the Preamble.

“Dragon Parent Contract” means any agreement to which Dragon Parent is a party.

“Employee Benefit Plan” has the meaning specified in Section 3.9(a).

“End Date” has the meaning specified in Section 8.2(b)(i).

“Environmental Law” means any Law of the PRC relating to the pollution of the environment or natural resources or the protection of human health and safety from the presence of Hazardous Materials.

“Equity Interests” has the meaning specified in the Recitals.

“Estimated Accounts Payable” has the meaning specified in Section 2.5(a)(i).

“Estimated Cash” has the meaning specified in Section 2.5(a)(i).

“Estimated Inventory” has the meaning specified in Section 2.5(a)(i).

“Estimated Cut-Off Date Indebtedness” has the meaning specified in Section 2.5(a)(i).

“Estimated Purchase Price” has the meaning specified in Section 2.2(b)(xi).

“Excess Purchaser Adjustment Amount” has the meaning set forth in Section 2.10(g).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Letters of Credit” has the meaning specified in Section 6.13(f).

“Final Trading Company Accounts Receivable” has the meaning specified in Section 2.10(e).

“Final Withholding Tax” has the meaning specified in Section 6.9(c).

“Fundamental Representations” means: (a) with respect to the Company Subsidiaries, the representations and warranties of the Seller and Dragon Parent contained in Section 3.1(a), Section 3.2, Section 3.3, Section 3.14 and Section 3.20; (b) with respect to the Dragon Parent and the Seller, the representations and warranties of the Seller contained in Section 4.1(a), Section 4.2, Section 4.5 and Section 4.6; and (c) with respect to the Purchaser, the representations and warranties of the Purchaser contained in Section 5.1(a), Section 5.2, Section 5.6 and the first sentence of Section 5.7.

“General Enforceability Exceptions” means collectively, (a) applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally from time to time in effect; and (b) the availability of equitable remedies.

“GME Allocated Purchase Price” means the Base Purchase Price allocated to GME set forth in Schedule I of this Agreement.

“GME Capital Account Bank” means Bank of China Guangzhou Development Zone Branch, where GME maintains its capital account pursuant to the applicable PRC Laws.

“GME Change of Ownership Approvals” means, with respect to the sale and purchase of the Equity Interests of GME contemplated hereunder, (a) a notice of approval issued by the Guangzhou Registration Authority approving registration of the change of shareholder and deregistration of the GME as a foreign-invested entity; (b) a New Business License issued by the Guangzhou Registration Authority; and (c) the completion of filing for the change of legal representative, directors of board, the general manager and supervisor of GME (as the case may be) with the Guangzhou Registration Authority that is submitted concurrently with the application of (a) and (b) above, if the Purchaser so requested.

“GME Change of Ownership Approvals Submission Date” means, with respect to the sale and purchase of the Equity Interests of GME contemplated hereunder, the date that GME submits its first application to the Guangzhou Registration Authority for GME Change of Ownership Approvals.

“GME Change of SAFE Registration Filing” means, with respect to the sale and purchase of the Equity Interests of GME contemplated hereunder, a filing with GME Capital Account Bank to update GME’s SAFE registration record, including, among others, the change of company nature from a foreign-invested entity to a domestic entity that is not foreign-invested and the update of the GME shareholder information.

“GME Change of SAFE Registration Filing Completion Date” means the date indicated on the GME SAFE Registration Voucher.

“GME Cut-Off Date Indebtedness” means the aggregate amount of the outstanding Indebtedness of GME on the Cut-Off Date.

“GME Estimated Cut-Off Date Indebtedness” means the estimated aggregate amount of the outstanding Indebtedness of GME on the Cut-Off Date.

“GME Guarantor” has the meaning specified in the Recitals.

“GME Holdback Amount” means five percent (5%) of the GME Allocated Purchase Price.

“GME New Business License” means a new business license of GME to be issued by the Guangzhou Registration Authority, reflecting the reclassification of GME as a domestic entity that is not foreign invested and the change in the legal representative of GME to the person appointed by the Purchaser, if the appointment of a new legal representative was submitted concurrently with the application for such new business license.

“GME New Business License Date” means the issuance date printed on the GME New Business License.

“GME Payment Date” means the second (2nd) Business Day following the date on which the Seller receives from the Purchaser the purchase price allocated to GME or from the GME Guarantor the Guaranteed Amount pursuant to the terms of this Agreement and GME Payment Guarantee in USD in a bank account located outside of the PRC, as designated by the Seller.

“GME Payment Guarantee” has the meaning specified in the Recitals.

“GME Purchase Price Disbursement Schedule” has the meaning specified in Section 2.5(b).

“GME SAFE Registration Voucher” means the registration voucher affixed with the seal of the GME Capital Account Bank to acknowledge the completion of the GME Change of SAFE Registration Filing.

“Governmental Authority” means any nation, government, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, and any stock exchange and any other self-regulatory organization.

“Guangzhou Registration Authority” means the competent local counterpart of SAMR in Guangzhou, PRC.

“Guaranteed Amount” means the Guaranteed Amount of the GME Payment Guarantee and the guaranteed amount as specified in the Shanghai Subsidiaries Payment Guarantee.

“Guaranteed Amount of GME Payment Guarantee” means USD $353,000,000, as may be adjusted pursuant to the GME Payment Guarantee.

“Guarantors” has the meaning specified in the Recitals.

“Hazardous Materials” means any substance regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any applicable Law relating to pollution, waste or the environment.

“HKIAC” means the Hong Kong International Arbitration Center.

“HKIAC Rules” means the Hong Kong International Arbitration Center Administered Arbitration Rules, as in force and effect at the time of the initiation of the arbitration.

“Hong Kong” means the Hong Kong Special Administrative Region, PRC.

“Hong Kong Office” means the office space to be leased to the Purchaser’s subsidiary pursuant to a tenancy agreement for the Hong Kong Office.

“Hong Kong Related Employees” has the meaning specified in Section 6.5(a)(i).

“Illustrative Calculation of Accounts Payable” means the illustrative calculation of Accounts Payable attached hereto as Exhibit A-1.

“Illustrative Calculation of Inventory” means the illustrative calculation of Inventory attached hereto as Exhibit A-2.

“Indebtedness” means, with respect to each of the Company Subsidiaries, without duplication: (a) indebtedness for borrowed money; (b) obligations evidenced by bonds, notes, debentures or other similar instruments or, in each case and only to the extent drawn by the counterparty thereto, letters of credit or performance bonds; (c) obligations under derivative financial instruments, including interest rate swaps; (d) any amount due under the Credit Agreements, including any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof; (e) that portion of any obligations under any capitalized lease that is classified, in conformity with PRC GAAP, as a liability on the balance sheet of any of the Company Subsidiaries; (f) accrued and unpaid interest, if any, on and all make-whole amounts, prepayment penalties, breakage fees and other exit fees paid or payable in the event that any of the foregoing is to be repaid or otherwise discharged; (g) any accrued and unpaid obligations of any monetary incentive under any Employee Benefit Plans owed to the Business Employees as of the Cut-Off Date by the Company Subsidiaries); (h) obligations for any purchase price of equipment, with respect to any equipment purchase made by the Company Subsidiaries, which any of the Company Subsidiaries is liable to the seller of the equipment as of December 31, 2019, provided, that the Seller and the Purchaser shall discuss in good faith on a case by case basis after the date hereof the exclusion of certain obligations set forth in this clause (h); (i) accrued and unpaid enterprise income Tax payables that shall be allocable to the taxable period ending on the Cut-Off Date and borne by any of the Company Subsidiaries and other Taxes that are payable and overdue as of the Cut-Off Date as determined in accordance with the applicable Law; (j) specifically accrued and unpaid severance pay, and other statutory compensation in the event of termination of employment (in cash or otherwise) payable or owed to the Business Employees with respect to which any of the Company Subsidiaries is liable as of the Cut-Off Date, pursuant to the terms of the applicable underlying employment agreement or as determined in accordance with the applicable Law, but excluding all obligations set forth in the Seller Transaction Expenses; (k) accrued and uncleared claims against any of the Company Subsidiaries for any dispute pending or unresolved on or prior to the Cut-Off Date to which such Company Subsidiary is a party; (l) unpaid sales rebates owed to third parties, accrued warrant reserves, other amounts due to subcontractors, which in each case is payable and overdue as of the Cut-Off Date, pursuant to the terms of each of the respective underlying agreement or as determined in accordance with the applicable Law; (m) dividends that have been proposed by the Seller but not yet paid out as of the Cut-Off Date; and (n) any guarantee provided by the Company Subsidiaries to secure the obligations set forth in the clauses (a) through (m). For purposes of this Agreement, “Indebtedness” shall expressly exclude: (i) all current liabilities, except for those that have already been included in precedent clauses (a) through (o); and (ii) all Tax liabilities, except for enterprise income tax payable for the periods before the Cut-Off Date, that are not overdue as of the Cut-Off Date as determined in accordance with the applicable Law.

“Intellectual Property” means all intellectual property, including all: (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof; (b) trademarks, service marks, domain names, logos, business names, slogans, trade dress, design rights and other similar designations of source or origin; (c) copyrights; (d) trade secrets and know-how; (e) any such intellectual property rights used in the administration and operation of the Company Subsidiaries information technology system; and (f) all applications and registrations for any of the foregoing.

“Inter-Company Non-trade Payable” means all accounts payable owed to the Affiliates of Dragon Parent and Seller (other than the Trading Companies and the Company Subsidiaries) by the Company Subsidiaries in accordance with PRC GAAP as of the Cut-Off Date, excluding any amount due under the Credit Agreements, any accrued and unpaid interest thereon and any premiums, fees and expenses related to the repayment thereof.

“Inter-Company Non-trade Receivable” means all accounts receivable owed to the Company Subsidiaries by the Affiliates of Dragon Parent and Seller (other than the Trading Companies and the Company Subsidiaries) in accordance with PRC GAAP as of the Cut-Off Date.

“Inter-Company Trade Payable” means all accounts payable owed to the Trading Companies by the Company Subsidiaries in accordance with PRC GAAP as of the Cut-Off Date, including obligations for any purchase price of equipment, with respect to any equipment purchase made by any of the Dragon Parent subsidiaries on behalf of the Company Subsidiaries, for which any of the Company Subsidiaries is liable to the Trading Companies as of the Cut-Off Date, but excluding all obligations on Section 2.2(c) of the Seller Disclosure Letter.

“Inter-Company Trade Receivable” means all accounts receivable owed to the Company Subsidiaries by the Trading Companies in accordance with PRC GAAP as of the Cut-Off Date.

“Inventory” means all of the Company Subsidiaries’ raw materials for the manufacture of Printed Circuit Boards, work in progress in manufacturing Printed Circuit Boards and finished goods of Printed Circuit Boards.

“JPMorgan” means J. P. Morgan Securities LLC, as financial advisor to Dragon Parent in connection with the transactions contemplated hereby.

“Key Employee” means any of the key employees for the TSU Business whose name is listed on Exhibit N and whose employment is expected to continue with the Purchaser, the Company Subsidiaries or their Affiliates upon completion of the Closing.

“Knowledge of the Purchaser” or any formulation herein expressly referencing “knowledge” of the Purchaser, means the actual knowledge of those Persons set forth in Exhibit B attached hereto, after reasonable and diligent inquiry of such Person’s direct reports having primary managerial and supervisory responsibilities over the applicable subject matter.

“Knowledge of the Seller” or any formulation herein expressly referencing “knowledge” of the Seller, means the actual knowledge of those Persons set forth in Exhibit C attached hereto, after reasonable and diligent inquiry of such Person’s direct reports having primary managerial and supervisory responsibilities over the applicable subject matter.

“Law” means any federal, state, provincial, local, municipal or foreign law (including common law), ordinance, writ, statute, treaty, rule, code, regulation, directive, or requirement issued, enacted, adopted, promulgated, implemented or otherwise having the force of law of any Governmental Authority.

“License Agreement” has the meaning specified in Section 2.5(b)(vii).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, hypothecation, claim, encroachment, easement, real property title defect, adverse claim, option, security interest or encumbrance of any kind with respect to such asset. For the avoidance of doubt, the license or other grant of rights with respect to Intellectual Property, in and of itself, shall not be deemed to be a Lien.

“Loss” means actual, documented out-of-pocket losses, damages, liabilities, costs or expenses.

“Most Recent Balance Sheet” means the balance sheet of each of the Company Subsidiaries ending on December 31, 2018.

“New Business License” means, with respect to each of the Company Subsidiaries, a new business license reflecting the reclassification of such Company Subsidiary as a domestic entity that is not foreign invested and the change in legal representative of each of the Company Subsidiaries to the person appointed by the Purchaser if the appointment of a new legal representative was submitted concurrently with the application for such new business license.

“New Business License Date” means with respect to each of the Company Subsidiaries, as of the issuance date printed on the New Business License of each Company Subsidiary.

“New HK Employer” has the meaning specified in Section 6.5(a)(i).

“Offer” has the meaning specified in Section 6.5(a)(i).

“Offshore Plans” means the 2006 Incentive Compensation Plan and 2014 Incentive Compensation Plan sponsored by Dragon Parent or its Affiliates (other than the Company Subsidiaries).

“Order” means any order (including any temporary restraining order), decision, judgment, writ, injunction (including any preliminary or permanent injunction), directive, stipulation, decree, award or other determination of or by any Governmental Authority.

“Owned Real Property” means all the real property owned by the Company Subsidiaries, as specified in Section 3.11(b) of the Seller Disclosure Letter.

“Payment Dates” means the GME Payment Date and the Shanghai Subsidiaries Payment Date.

“Payment Guarantees” has the meaning specified in the Recitals.

“Permit” has the meaning specified in Section 3.17.

“Permitted Lien” means all: (a) Liens for Taxes or other governmental charges not yet due or payable or that are being contested in good faith; (b) mechanics’, carriers’, workers’, repairers’, landlords’ and similar statutory Liens incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances or other, similar encumbrances, including those identified in real property ownership certificates or title reports or compulsorily permitted by applicable Laws, affecting Company Real Property; (d) matters that would be disclosed by an accurate survey or inspection of the real property; (e) Liens that shall be released prior to or as of the Closing; (f) for the only purpose of ordinary course of business of the Company Subsidiaries, Liens created by or through the Purchaser or any of its Affiliates; (g) Liens with respect to any obligations as lessee under capitalized leases; (h) rights, interests, Liens or titles of, or through, a licensor, sublicensor, licensee, sublicensee, lessor or sublessor under any license, lease or other similar agreement or in the property being leased or licensed; and (i) Liens set forth in Section 1.1 of the Seller Disclosure Letter.

“Person” means any individual, corporation, partnership, limited liability company, unlimited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or any other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the islands of Taiwan.

“PRC Antitrust Clearance” means (a) a decision or other document issued by the SAMR approving the transactions contemplated hereby pursuant to the PRC Anti-Monopoly Law or (b) the relevant statutory periods for a decision by the SAMR prescribed by the PRC Anti-Monopoly Law, including any extensions thereof, having expired and no Restraint having been raised or imposed by the SAMR with respect to the transactions contemplated hereby.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC promulgated on August 30, 2007, and effective as of August 1, 2008, including any amendment thereto.

“PRC Change of Ownership Approvals” means the GME Change of Ownership Approvals, GME Change of SAFE Registration Filing, Shanghai Subsidiaries Change of Ownership Approvals and Shanghai Subsidiaries Change of SAFE Registration Filing.

“PRC GAAP” means accounting principles generally accepted in the PRC as in effect on the date of the Balance Sheets or, specifically with respect to the Financial Statements, the date thereof.

“Pre-Closing Statement” has the meaning specified in Section 2.5(a)(i).

“Printed Circuit Board” shall include, without limitation, advanced HDI, substrate-like printed circuit board, Flex, Rigid-Flex and substrate printed circuit board.

“Purchase Price” means the Estimated Purchase Price, as it may be adjusted pursuant to Section 2.10.

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Disclosure Letter” means the written disclosure letter delivered by the Purchaser to the Seller in connection with the execution and delivery of this Agreement.

“Purchaser’s HK Subsidiary” means Meadville Technologies Company Limited (美维科技有限公司), a limited liability company incorporated under the laws of Hong Kong.

“Purchaser Material Adverse Effect” means any event, development or change that has had, or would reasonably be expected to have, a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement, or that would prevent or materially impede, interfere with, hinder or delay the consummation by Purchaser of the transactions contemplated hereby.

“Purchaser Releasor” has the meaning specified in Section 9.1.

“Purchaser Termination Fee” has the meaning specified in Section 8.5(a).

“Registration Authority” means the Guangzhou Registration Authority and Shanghai Registration Authority.

“Related Employees” means, as of the Cut-Off Date, any employees, officers, managers and independent contractors of Dragon Parent, the Seller or its Affiliates, whose job duties primarily focus on providing services to TSU Business and whose names are set forth in Exhibit N.

“Representative” means, with respect to any Person, its officers, directors, employees, Affiliates, financial advisors, attorneys, accountants, actuaries, consultants and other agents, advisors and representatives.

“Restraints” has the meaning specified in Section 7.1(b).

“Restricted Business” means the manufacture and sale of Restricted Products within the Territory.

“Restricted Period” means the fourth (4th) anniversary of the GME Closing Date.

“Restricted Products” means the following products of the Company Subsidiaries in connection with the TSU Business: (i) those existing products, as identified by part number, designed, manufactured, distributed or sold on or prior to the GME Closing Date; and (ii) any products designed or developed as replacement products for the products described in clause (i) above during the Restricted Period.

“R&W Insurance” has the meaning specified in Section 8.1.

“SAMR” means the State Administration for Market Regulation of the PRC.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Disclosure Letter” means the written disclosure letter delivered by the Seller to the Purchaser in connection with the execution and delivery of this Agreement.

“Seller Material Adverse Effect” means any event, development or change that has had, or would reasonably be expected to have, a material adverse effect on the ability of the Seller or Dragon Parent, as applicable, to perform its obligations under this Agreement, or that would prevent or materially impede, interfere with, hinder or delay the consummation by the Seller or Dragon Parent, as applicable, of the transactions contemplated hereby.

“Seller Termination Fee” has the meaning specified in Section 8.6(a).

“Seller Transaction Expenses” means, except as otherwise set forth in this Agreement, the aggregate amount of all out-of-pocket fees and expenses (whether or not yet invoiced), incurred by, or on behalf of, or to be paid by, Dragon Parent, the Seller or any of their Affiliates in connection with the sale process for the Seller or otherwise relating to the negotiation, preparation or execution of this Agreement or any documents or agreement contemplated hereby or the performance or consummation of the transactions contemplated hereby, in each case, to the extent unpaid and incurred by, or on behalf of, or payable by Dragon Parent, the Seller or any of their Affiliates, as of the Shanghai Subsidiaries Closing, including: (a) fees and expenses of counsel, advisors, consultants, investment bankers (including JPMorgan and UBS), accountants and auditors and experts engaged by, or on behalf of, Dragon Parent, the Seller or any of their Affiliates in connection with the transactions contemplated by this Agreement; and (b) all transaction-related bonuses, severance payments and other similar payments payable to any Business Employee solely as a result of the consummation of the transactions contemplated hereby, including any and all expenses contemplated to be borne or incurred by Dragon Parent, the Seller or any of their Affiliates in favor of the Business Employees in connection with any Employee Benefit Plan due to the transactions contemplated by this Agreement (but excluding any post-Closing liabilities, any obligations arising as a result of the occurrence of one or more additional post-Closing events under so-called “double-trigger” severance provisions contained in any Employee Benefit Plan and any liabilities that arise as a result of the Purchaser’s breach of its obligations under Section 6.4 or Section 6.5 of this Agreement) and without duplicating any such items that are included in current liabilities or Indebtedness; provided, however, that in no event shall “Seller Transaction Expenses” include any of the Purchaser’s fees and expenses.

“Shanghai Registration Authority” means the competent local counterpart of SAMR in Shanghai, PRC.

“Shanghai Subsidiaries Allocated Purchase Price” means the aggregate amount of the Base Purchase Price allocated to each of the Shanghai Subsidiaries as set forth in Schedule I of this Agreement.

“Shanghai Subsidiaries Change of Ownership Approvals” means, for the purpose of the sale and purchase of the Equity Interests of each of the Shanghai Subsidiaries contemplated hereunder, with respect to each of the Shanghai Subsidiaries, (a) a notice of approval issued by the foreign-invested entity department of the Shanghai Registration Authority approving registration of the change of shareholder and deregistration of each of the Shanghai Subsidiaries as a foreign-invested entity; (b) a New Business License of each of the Shanghai Subsidiaries issued by the Shanghai Registration Authority; and (c) the completion of filing for the change of legal representative, directors of board, the general manager and supervisor of each of the Shanghai Subsidiaries (as the case may be) with the Shanghai Registration Authority that is submitted concurrently with the application of (a) and (b) above, if the Purchaser so requested.

“Shanghai Subsidiaries Change of SAFE Registration Filing” means, with respect to the sale and purchase of the Equity Interests of each of the Shanghai Subsidiaries contemplated hereunder, a filing with its capital account bank to update the SAFE registration record, including but not limited to the change of company nature from a foreign-invested entity to a domestic entity that is not foreign-invested and the update of its shareholder information.

“Shanghai Subsidiaries Change of SAFE Registration Filing Completion Date” means the date that each of the Shanghai Subsidiaries receives its respective Shanghai Subsidiaries SAFE Registration Voucher.

“Shanghai Subsidiaries Cut-Off Date Indebtedness” means the aggregate amount of the outstanding Indebtedness of the Shanghai Subsidiaries on the Cut-Off Date.

“Shanghai Subsidiaries Estimated Cut-Off Date Indebtedness” means the estimated aggregate amount of the outstanding Indebtedness of the Shanghai Subsidiaries on the Cut-Off Date.

“Shanghai Subsidiaries SAFE Registration Voucher” means the registration voucher affixed with the seal of the capital account bank of each of the Shanghai Subsidiaries to acknowledge the completion of the respective Shanghai Subsidiaries Change of SAFE Registration Filing (such registration voucher for SKE (“SKE SAFE Registration Voucher”), such registration voucher for SME (“SME SAFE Registration Voucher”), and such registration voucher for SP (“SP SAFE Registration Voucher”)).

“Shanghai Subsidiaries Guarantor” has the meaning specified in the Recitals.

“Shanghai Subsidiaries Holdback Amount” means five percent (5%) of the Shanghai Subsidiaries Allocated Purchase Price.

“Shanghai Subsidiaries Payment Date” means the second (2nd) Business Day following the date that the Seller receives from the Purchaser the purchase price allocated to the Shanghai Subsidiaries or from the Shanghai Subsidiaries Guarantor the Guaranteed Amount pursuant to the terms of this Agreement and the Shanghai Subsidiaries Payment Guarantee in USD in a bank account located outside of the PRC, as designated by the Seller.

“Shanghai Subsidiaries Payment Guarantee” has the meaning specified in the Recitals.

“Shanghai Subsidiaries Purchase Price Disbursement Schedule” has the meaning specified in Section 2.7(a).

“SKE” has the meaning specified in the Recitals.

“SKE Change of SAFE Registration Filing Completion Date” means the date that SKE receives SKE SAFE Registration Voucher.

“SKE New Business License” means a new business license of SKE to be issued by the Shanghai Registration Authority, reflecting the reclassification of SKE as a domestic entity that is not foreign invested and the change in the legal representative of SKE to the person appointed by the Purchaser, if the appointment of a new legal representative was submitted concurrently with the application for such new business license.

“SKE New Business License Date” means the issuance date printed on the SKE New Business License.

“SME” has the meaning specified in the Recitals.

“SME Change of SAFE Registration Filing Completion Date” means the date that SME receives SME SAFE Registration Voucher.

“SME New Business License” means a new business license of SME to be issued by the Shanghai Registration Authority, reflecting the reclassification of SME as a domestic entity that is not foreign invested and the change in the legal representative of SME to the person appointed by the Purchaser, if the appointment of a new legal representative was submitted concurrently with the application for such new business license.

“SME New Business License Date” means the issuance date printed on the SKE New Business License.

“SP” has the meaning specified in the Recitals.

“SP Change of SAFE Registration Filing Completion Date” means the date that SP receives SP SAFE Registration Voucher.

“SP New Business License” means a new business license of SP to be issued by the Shanghai Registration Authority, reflecting the reclassification of SP as a domestic entity that is not foreign invested and the change in the legal representative of SP to the person appointed by the Purchaser, if the appointment of a new legal representative was submitted concurrently with the application for such new business license.

“SP New Business License Date” means the issuance date printed on the SP New Business License.

“Specified Customer” shall mean a customer to which sales of products manufactured by all Company Subsidiaries represented 20% or more of all Company Subsidiaries’ aggregate annual revenue for the year ended December 31, 2018 and the year ended December 31, 2019.

“STA” means the State Taxation Administration of the PRC.

“Stamp Duty Portion” has the meaning specified in Section 6.9(d).

“Subsidiary” means, with respect to any specified Person, any: (a) corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person; and (b) partnership, joint venture, association, or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity economic interest thereof or has the power to elect or direct the election of more than fifty percent (50%) of the members of the governing body of such partnership, joint venture, association or other entity. For the purposes of this Agreement, all references to the Subsidiaries of the Seller contained in this Agreement are to the Seller Subsidiaries.

“Target Accounts Payable Range” means, the Days Payable Outstanding shall be in a range from sixty-eight (68) days to eighty-one (81) days.

“Target Inventory Range” means, the Days Inventory Outstanding shall be in a range from twenty-two (22) days to thirty-five (35) days.

“Tax Claim” means any audit, examination, litigation or other judicial or administrative proceeding arising out of, in connection with or incident to the determination, assessment or collection of any actual or asserted liability for any Withholding Tax, the imposition of which will increase the amount withheld or deducted from the Purchase Price.

“Tax Return” means any return, declaration, report, elections, agreements, claim for refund or information return, certificate, bill, statement or other written information required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, non-U.S. or other taxes of any kind (together with all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including taxes, fees or assessments with respect to income, franchises, premiums or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation or unemployment compensation, and taxes or other similar charges of any kind in the nature of excise, withholding, ad valorem or value added.

“Taxing Authority” means the STA and any other PRC or non-PRC Governmental Authority responsible for the collection or enforcement of any Taxes.

“Territory” means Asia.

“Third-Party Claim” has the meaning specified in Section 8.7(f).

“Trading Companies” means TTM Technologies Trading (Guangzhou) Co., Ltd. (迅科贸易（广州）有限公司) and TTM Technologies Trading (Asia) Company Limited (迅达科技贸易（亚洲）有限公司).

“Trading Companies Accounts Receivable” means accounts receivable expected to be collected by the Trading Companies that relate to sales made to the customers of products manufactured by the Company Subsidiaries.

“Transition Services Agreement” has the meaning specified in the Recitals.

“TSU Business” means the Printed Circuit Board business mainly for cellular phone and mobile computing applications, as it is conducted by the Seller and Company Subsidiaries on and before the Cut-Off Date.

“UBS” means UBS AG, a financial advisor to Dragon Parent in connection with the transactions contemplated hereby.

“U.S.” or “United States” means the United States of America.

“USD” or “$” means the legal tender of the United States of America.

“VDR” means, for the purpose of the sale and purchase of the Equity Interests of each of the Company Subsidiaries, Merrill Datasite One virtual data site entitled “Project Dragon 2019” maintained by UBS and JPMorgan.

ARTICLE II

PURCHASE AND SALE; CLOSING

Section 2.1 Purchase and Sale

(a) Each of the Seller and the Purchaser hereby agrees that, upon the terms and subject to the satisfaction or waiver, to the extent not prohibited by applicable Law, of the conditions of this Agreement, on the Cut-Off Date, the Seller shall sell, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all of the Seller’s right and title to, and interest in, the Equity Interests, free and clear of all Liens, except for any restriction on transfer pursuant to applicable Laws.

(b) In consideration for the sale, transfer and delivery of the Equity Interests by the Seller to the Purchaser, upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall pay to the Seller an aggregate amount equal to the Purchase Price.

Section 2.2 Purchase Price

(a) The Base Purchase Price shall be $550,000,000.

(b) Subject to the adjustments set forth in Section 2.10 and in full consideration for the purchase of the Equity Interests from the Seller and in consideration of the other transactions contemplated hereunder, the Purchaser shall pay, or cause to be paid, for the benefit of the Seller, an aggregate amount in USD equal to:

(i) the Base Purchase Price; plus

(ii) Inter-Company Trade Receivable; minus

(iii) Inter-Company Trade Payable; minus

(iv) the amount, if any, of Adjustment of Inventory Below the Target Inventory Range; plus

(v) the amount, if any, of Adjustment of Inventory Exceeding the Target Inventory Range; minus

(vi) the amount, if any, of Adjustment of Accounts Payable Exceeding the Target Accounts Payable Range; plus

(vii) the amount, if any, of Adjustment of Accounts Payable Below the Target Accounts Payable Range; plus

(viii) the aggregate Estimated Cash (as defined below) of all Company Subsidiaries; minus

(ix) the excess, if any, of the Estimated Trading Companies Accounts Receivable minus the Target Trading Companies Accounts Receivable; plus

(x) the excess, if any, of the Target Trading Companies Accounts Receivable minus the Estimated Trading Companies Accounts Receivable; minus

(xi) the aggregate Estimated Cut-Off Date Indebtedness (as defined below) of all Company Subsidiaries, and the resulting amount calculated pursuant to the foregoing clause (i) through (xi), the “Estimated Purchase Price”).

provided, however, that for purposes of this Section 2.2(b), (A) no adjustment shall be made pursuant to clause (vi) or (vii) with respect to Accounts Payable unless the related Days Payable Outstanding falls outside of the Target Accounts Payable Range; (B) no adjustment shall be made pursuant to clause (iv) or (v) above with respect to Inventory unless the related Days Inventory Outstanding falls outside of the Target Inventory Range; and (C) the amount of excess calculated pursuant to clause (ix) and (x), in each case, shall not exceed $15,000,000, even if the actual amount of such excess is greater than $15,000,000.

(c) The Cut-Off Date Indebtedness shall not include (x) any liabilities set forth in Section 2.2(c) of the Seller Disclosure Letter, (y) any liabilities relating to or arising from the purchase of any equipment in excess of RMB 500,000 by the Company Subsidiaries after December 31, 2019 and before the Cut-Off Date as to which Purchaser has provided to Seller its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided that the Purchaser shall provide a written response within 2 Business Days after the Seller or the Company Subsidiaries submit such request to the Purchaser in writing, which shall include, among other things, the payment terms and payment schedule of such equipment purchase, and (z) any liabilities relating to or arising from the purchase of any equipment less than RMB 500,000 by the Company Subsidiaries between December 31, 2019 and the Cut-Off Date without the need to obtain the Purchaser’s consent (collectively, the “Equipment Liabilities”), and all such liabilities shall remain liabilities of the Company Subsidiaries at and after the Cut-Off Date and any applicable Closing Date.

(d) In the event that the Cut-Off Date occurs on any date on or after the eighth (8th) day of a given fiscal month, Dragon Parent and the Seller shall commit to settle the Inter-Company Trade Payable and the Inter-Company Trade Receivable as of the end date of the immediately preceding fiscal month; provided, that in the event that the Cut-Off Date occurs on any date before the eighth (8th) day of any fiscal month, Dragon Parent and the Seller shall commit to settle the Inter-Company Trade Payable and the Inter-Company Trade Receivable as of the end date of the fiscal month prior to the immediately preceding fiscal month.

(e) Dragon Parent and the Seller shall commit to facilitate the Company Subsidiaries’ collection of the Inter-Company Trade Receivable and Inter-Company Non-trade Receivable in full within thirty (30) Business Days after the Cut-Off Date, provided, that no adjustment shall be made pursuant to Section 2.2(b)(ii) for the amount of the Inter-Company Trade Receivable that fails to be collected within thirty (30) Business Days after the Cut-Off Date. The Purchaser shall cause the Company Subsidiaries to discharge the Inter-Company Trade Payable and Inter-Company Non-trade Payable within thirty (30) Business Days after the Cut-Off Date, in an amount at least equal to the amount of the Inter-Company Trade Receivable and Inter-Company Non-trade Receivable that have been collected within thirty (30) Business Days after the Cut-Off Date.

(f) Notwithstanding anything to the contrary contained herein, the parties expressly agree and acknowledge that the Seller shall retain all Trading Companies Accounts Receivable as of the Cut-Off Date, which shall be expected to be one hundred and ten million dollars ($110,000,000) (the “Target Trading Companies Accounts Receivable”).

(g) Any difference between the Estimated Purchase Price and the Base Purchase Price shall be allocated to and adjust solely the GME Allocated Purchase Price.

Section 2.3 Cut-Off Date and Closing

(a) Cut-Off Date. The Purchaser shall provide a written notice to the Seller about its selection of Cut-Off Date no earlier than fifteen (15) Business Days prior to such selected Cut-Off Date, but in any event no later than five (5) Business Days prior to such selected Cut-Off Date.

(b) GME Closing. Subject to Section 7.1, Section 7.2 and Section 7.3, the closing of the purchase and sale of the Equity Interests of GME (the “GME Closing”) shall take place: (i) at the Beijing offices of O’Melveny at 10:00 A.M., Hong Kong time, on the latter of (x) the Cut-Off Date or (y) the third (3rd) Business Day after the date on which the last of the conditions under Section 7.1, Section 7.2 and Section 7.3 has been satisfied or waived by such party to the extent permitted by this Agreement and applicable law; or (ii) at such other place, time or date as the Purchaser and the Seller mutually agree in writing. The date on which the GME Closing occurs is referred to herein as the “GME Closing Date”.

(c) SKE Closing. Subject to Section 7.1, Section 7.2 and Section 7.3, the closing of the purchase and sale of the Equity Interests of SKE (the “SKE Closing”) shall take place: (i) at the Beijing offices of O’Melveny at 10:00 A.M., Hong Kong time, on the latter of (x) the fifth (5th) Business Day after the SKE Change of SAFE Registration Filing Completion Date or (y) the third (3rd) Business Day after the date on which the last of the conditions under Section 7.1, Section 7.2 and Section 7.3 has been satisfied or waived by such party to the extent permitted by this Agreement and applicable law; or (ii) at such other place, time or date as the Purchaser and the Seller mutually agree in writing. The date on which the SKE Closing occurs is referred to herein as the “SKE Closing Date”.

(d) SME Closing. Subject to Section 7.1, Section 7.2 and Section 7.3, the closing of the purchase and sale of the Equity Interests of SME (the “SME Closing”) shall take place: (i) at the Beijing offices of O’Melveny at 10:00 A.M., Hong Kong time, on the latter of (x) the fifth (5th) Business Day after the SME Change of SAFE Registration Filing Completion Date or (y) the third (3rd) Business Day after the date on which the last of the conditions under Section 7.1, Section 7.2 and Section 7.3 has been satisfied or waived by such party to the extent permitted by this Agreement and applicable law; or (ii) at such other place, time or date as the Purchaser and the Seller mutually agree in writing. The date on which the SME Closing occurs is referred to herein as the “SME Closing Date”.

(e) SP Closing. Subject to Section 7.1, Section 7.2 and Section 7.3, the closing of the purchase and sale of the Equity Interests of SP (the “SP Closing”) shall take place: (i) at the Beijing offices of O’Melveny at 10:00 A.M., Hong Kong time, on the latter of (x) the fifth (5th) Business Day after the SP Change of SAFE Registration Filing Completion Date or (y) the third (3rd) Business Day after the date on which the last of the conditions under Section 7.1, Section 7.2 and Section 7.3 has been satisfied or waived by such party to the extent permitted by this Agreement and applicable law; or (ii) at such other place, time or date as the Purchaser and the Seller mutually agree in writing. The date on which the SP Closing occurs is referred to herein as the “SP Closing Date”. The SP Closing Date, SKE Closing Date and SME Closing Date are collectively referred to herein as the “Shanghai Subsidiaries Closing Date,” together with the GME Closing Date, the “Closing Dates”.

Section 2.4 Ownership of Equity Interest of Company Subsidiaries

As of the Cut-Off Date, (a) the Purchaser shall be deemed to have acquired the ownership of all of the Equity Interests in all Company Subsidiaries; and (b) the Seller shall cease to hold any interest in such Equity Interests. For the avoidance of doubt, the parties shall comply with their respective obligations as set forth in Section 6.3 to effect the Shanghai Subsidiaries Change of Ownership Approvals.

Section 2.5 Deliveries by Dragon Parent and the Seller at the GME Closing

(a) Within seven (7) Business Days upon the receipt of the notice provided by the Purchaser to the Seller pursuant to Section 2.3(a), the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser: (i) a statement (the “Pre-Closing Statement”) in the form attached hereto as Exhibit D, that sets forth the Seller’s good faith estimate, which the Seller agrees to discuss with Purchaser after considering in good faith any comments provided by the Purchaser within seven (7) Business Days upon the receipt of the Pre-Closing Statement, of the amount of each of: (A) Inter-Company Trade Receivable of all Company Subsidiaries (the “Estimated Inter-Company Trade Receivable”); (B) Inter-Company Trade Payable of all Company Subsidiaries (the “Estimated Inter-Company Trade Payable”); (C) Accounts Payable and Inventory of all Company Subsidiaries, on aggregated basis, as of the Cut-Off Date (the “Estimated Accounts Payable” and the “Estimated Inventory,” respectively); (D) Cash of all Company Subsidiaries, excluding the Deposit, as of the Cut-Off Date (the “Estimated Cash”); (E) the Trading Companies Accounts

Receivable as of the Cut-Off Date (the “Estimated Trading Companies Accounts Receivable”); (F) the Cut-Off Date Indebtedness of all Company Subsidiaries (the “Estimated Cut-Off Date Indebtedness”); and (G) Estimated Purchase Price as calculated in accordance with Section 2.2(b); and (ii) the Withholding Tax allocated to each Company Subsidiary, in each case prepared in good faith in accordance with the terms of this Agreement, including the Adjustment Principles, the Illustrative Calculation of the above adjustment items, and the books and records of all Company Subsidiaries; and (iii) reasonable supporting information used by the Seller in the preparation of the estimates of each component of the Estimated Purchase Price;

(b) On or prior to the Cut-Off Date, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser:

(i) a schedule (the “GME Purchase Price Disbursement Schedule”), based on such estimates delivered pursuant to Section 2.5(a) above, that sets forth the final amount of the Estimated Purchase Price allocated to GME to be wired to the Seller;

(ii) a Transition Services Agreement, substantially in the form of Exhibit H, duly executed by Dragon Parent and the Seller and their Affiliates (if applicable);

(iii) the certificate described or required by Section 7.2(e) signed on behalf of Dragon Parent and the Seller by an authorized officer or director thereof;

(iv) a tenancy agreement for the Hong Kong Office, duly executed by Metropole B Limited;

(v) a trademark transfer and license agreement, substantially in the form of Exhibit Q, duly executed by TTM TECHNOLOGIES ENTERPRISES (HK) LIMITED (迅达科技企业(香港)有限公司;

(vi) a release executed by Dragon Parent and the Seller releasing GME from any and all claims, actions, suits, damages, demands and liabilities whatsoever, in law or equity, which Dragon Parent, the Seller or their Affiliates ever had, now have, or may have against GME for or by reason of any matter, cause or thing whatsoever done or omitted to be done by GME before the Cut-Off Date, excluding (i) any claims and covenants arising under this Agreement or any other agreement to be delivered pursuant to this Agreement and (ii) any third-party claims, substantially in the form of Exhibit I attached hereto; and

(vii) a Source Code License Agreement, substantially in the form of Exhibit E attached hereto (the “License Agreement”), duly executed by Dragon Parent and the Seller.

Section 2.6 Deliveries by Purchaser at the GME Closing

(a) On or prior to the GME Closing Date, the Purchaser shall initiate the GME Estimated Purchase Price minus the sum of (x) the GME Holdback Amount (which shall be retained and paid by the Purchaser to the Seller in accordance with the terms of this Agreement) and (y) the Withholding Tax allocated to the GME Estimated Purchase Price, to be wired to the Seller. For the avoidance of doubt, the deadline for such payment is the sixtieth (60th) Business Day after the GME Change of SAFE Registration Filing Completion Date.

(b) On or prior to the Cut-Off Date, the Purchaser shall deliver to the Seller:

(i) a Transition Services Agreement, substantially in the form of Exhibit H, duly executed by the Purchaser;

(ii) the certificate described or required in Section 7.3(c), signed on behalf of the Purchaser by an executive officer thereof;

(iii) a tenancy agreement for the Hong Kong Office, duly executed by Purchaser’s HK Subsidiary;

(iv) a trademark transfer and license agreement, substantially in the form of Exhibit Q, duly executed by the Purchaser; and

(v) the License Agreement, duly executed by the Purchaser.

Section 2.7 Deliveries by Dragon Parent and the Seller at the Shanghai Subsidiaries Closing

(a) On or prior to the Cut-Off Date, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser a schedule (the “Shanghai Subsidiaries Purchase Price Disbursement Schedule”), that sets forth the final amount of the Shanghai Subsidiaries Allocated Purchase Price to be wired to the Seller;

(b) On or prior to the applicable Shanghai Subsidiaries Closing Dates, the Seller shall prepare, or cause to be prepared, and deliver to the Purchaser:

(i) the certificate described or required by Section 7.2(e) signed on behalf of Dragon Parent and the Seller by an authorized officer or director thereof; and

(ii) a release executed by Dragon Parent and the Seller releasing the Shanghai Subsidiaries from any and all claims, actions, suits, damages, demands and liabilities whatsoever, in law or equity, which Dragon Parent, the Seller or their Affiliates ever had, now have, or may have against the Shanghai Subsidiaries for or by reason of any matter, cause or thing whatsoever done or omitted to be done by Shanghai Subsidiaries before the Cut-Off Date, excluding (i) any claims and covenants arising under this Agreement or any other agreement to be delivered pursuant to this Agreement and (ii) any third-party claims, substantially in the form of Exhibit I attached hereto.

Section 2.8 Deliveries by Purchaser at the Shanghai Subsidiaries Closing

On each of the applicable Shanghai Subsidiaries Closing Dates, the Purchaser shall:

(a) initiate the Shanghai Subsidiaries Estimated Purchase Price minus the sum of (x) the applicable Shanghai Subsidiaries Holdback Amount (which shall be retained and paid by the Purchaser to the Seller in accordance with the terms of this Agreement) and (y) the Withholding Tax allocated to the applicable Shanghai Subsidiaries Allocated Purchase Price, to be wired to the Seller. For the avoidance of doubt, the deadline for such payment is the sixtieth (60th) Business Day after the applicable Shanghai Subsidiaries Change of SAFE Registration Filing Completion Date; and

(b) deliver to the Seller the certificate described or required in Section 7.3(c), signed on behalf of the Purchaser by an executive officer thereof.

Section 2.9 Deliveries On or Before the Cut-Off Date

(a) On or before the Cut-Off Date, Dragon Parent or the Seller shall, or shall cause the Company Subsidiaries, as applicable, to deliver to the Purchaser the items set forth in Section 2 of Exhibit R and to identify to the Purchaser the personnel who is responsible for maintaining the items set forth in Section 2 of Exhibit R.

(b) Purchaser acknowledges and agrees that the seal of the legal representative and other bank reserved seals provided by the Seller shall not be used for any unauthorized purpose. Purchaser shall return (or, if requested by Seller, promptly destroy) the legal representative seal and other bank reserved seals provided by the Seller after the Purchaser obtains the new corresponding seals and successfully replaces the seals provided by Dragon Parent and/or the Seller to the Purchaser pursuant to this Section 2.9(b). Pursuant to Section 8.7(a), Purchaser shall indemnify Seller for any and all liabilities arising in connection with any unauthorized use of the seal of the legal representative and any other bank reserved seals provided by Seller.

Section 2.10 Post-Closing Adjustment

The Estimated Purchase Price shall be adjusted following the last Shanghai Subsidiaries Closing Date to occur as provided in this Section 2.10:

(a) As promptly as practicable, but in any event within sixty (60) Business Days after the last Shanghai Subsidiaries Closing Date, the Purchaser shall prepare and deliver to the Seller: (i) in accordance with the Adjustment Principles, balance sheets for the Company Subsidiaries as of the Cut-Off Date (collectively, the “Cut-Off Date Balance Sheet ”); and (ii) a statement that sets forth: (A) the Purchaser’s good faith calculation, of the amount of the Inter-Company Trade Receivable, the Inter-Company Trade Payable, the Accounts Payable, the Inventory, the Trading Companies Accounts Receivable, the Cut-Off Date Indebtedness, and Cash as of the Cut-Off Date; and (B) the resulting calculation of the Estimated Purchase Price in accordance with Section 2.2, Section 2.5 and Section 2.7 (collectively, the items in the foregoing clause (A) and clause (B), the “Post-Closing Statement”), in each case including reasonable supporting documentation used by the Purchaser, in the preparation of the Post-Closing Statement, including the Cut-Off Date Balance Sheet, and each component of the Estimated Purchase Price, the Days Payable Outstanding and the Days Inventory Outstanding, as applicable; provided, however, that, notwithstanding anything else contained herein, (A) the Estimated Purchase Price shall not be adjusted for any changes in the amount of the Accounts Payable, unless the related Days Payable Outstanding falls outside of the Target Accounts Payable Range; (B) the Estimated Purchase Price shall not be adjusted for any changes in the amount of Inventory, unless the related

Days Inventory Outstanding falls outside of the Target Inventory Range; and (C) the Estimated Purchase Price shall not be adjusted for any changes in Trading Companies Accounts Receivable other than as set forth in Section 2.10(e). The Post-Closing Statement, and the components thereof, shall be in the form attached hereto as Exhibit D and shall be prepared in good faith in accordance with the terms of this Agreement, including the Adjustment Principles, Illustrative Calculation of Accounts Payable and the Illustrative Calculation of Inventory and the books and records of the Company Subsidiaries.

(b) Following receipt of the Cut-Off Date Balance Sheet and the Post-Closing Statement, the Seller shall have forty-five (45) calendar days (the “Review Period”) to review such Cut-Off Date Balance Sheet and the Post-Closing Statement (including the determination of the Purchase Price). In connection with the review of the Cut-Off Date Balance Sheet and the Post-Closing Statement, the Purchaser shall give, and shall cause the Company Subsidiaries and its Affiliates and Representatives to give, to the Seller and its Representatives reasonable and prompt access to the books, records and other materials of the Company Subsidiaries and the personnel of, and work papers prepared by or for, the Purchaser or the Company Subsidiaries or their respective accountants and Representatives, including to such historical financial information relating to the Company Subsidiaries as the Seller or its Representatives may request, in each case, in order to permit the timely and complete review of the Cut-Off Date Balance Sheet and the Post-Closing Statement by the Seller, in accordance with this Section 2.10(b). If the Seller has accepted such Cut-Off Date Balance Sheet and Post-Closing Statement in writing or has not given written notice to the Purchaser setting forth any objection of the Seller to such Cut-Off Date Balance Sheet and/or Post-Closing Statement (a “Statement of Objections”) prior to the expiration of the Review Period, then the Post-Closing Statement (including the determination of the Purchase Price) shall be final and binding upon the parties. In the event that the Seller delivers a Statement of Objections during the Review Period, the Purchaser and the Seller shall use their reasonable efforts to resolve such objections within thirty (30) calendar days following the receipt by the Purchaser of such Statement of Objections (any unresolved objection following such thirty (30)-calendar day period, a “Dispute”). After such thirty (30)-calendar day period, any item or matter that is not a Dispute shall become final and binding, unless the resolution of any item or matter objected to in the Statement of Objections affects any such aspect, or presupposes the inaccuracy of any such aspect, in which case such aspect shall, notwithstanding the failure to dispute such aspect in the Statement of Objections, be considered disputed in the Statement of Objections. If the Purchaser and the Seller are unable to resolve all objections during such thirty (30)-calendar day period, then any remaining Disputes, and only such remaining Disputes, shall be resolved by Ernst & Young LLP or, if Ernst & Young LLP is not available for such engagement or at the time of such proposed engagement is no longer independent, such other internationally recognized independent certified public accounting firm reasonably agreed to by the Purchaser and the Seller (PricewaterhouseCoopers LLP or, if such Person is unable or unwilling to serve in such capacity (or the parties otherwise mutually determine), such other accounting firm agreed to by the Purchaser and the Seller, the “Settlement Accountant”). If the Purchaser and the Seller cannot agree on an accounting firm within forty (40) calendar days of determining that a Settlement Accountant other than Ernst & Young LLP must be appointed as contemplated by the preceding sentence, then the Seller and/or the Purchaser may submit a request to the AAA requesting appointment of an internationally recognized independent certified public accounting firm to serve as the Settlement Accountant. The Settlement Accountant shall be instructed to resolve any such remaining Disputes in accordance with the terms of this Agreement, including the Adjustment

Principles, the Illustrative Calculation of Accounts Payable and the Illustrative Calculation of Inventory, and the books and records of the Company Subsidiaries, within sixty (60) calendar days after its appointment. The resolution of such Disputes by the Settlement Accountant shall: (i) be set forth in writing; (ii) be within the range of values established for such amount as determined by reference to the value assigned to such amount by the Seller in the Statement of Objections and by the Purchaser in the Cut-Off Date Balance Sheet or the Post-Closing Statement (to the extent such item was included therein, and in the event such item was not included therein, such amount assigned to such item shall be deemed to be zero); (iii) constitute an arbitral award; and (iv) be conclusive and binding upon all of the parties upon which a judgment may be rendered by a court of competent jurisdiction. The Post-Closing Statement, as modified in accordance with such resolution, shall become final and binding upon all parties. During the review by the Settlement Accountant, the Purchaser and the Seller and their respective accountants shall each make available to the Settlement Accountant interviews with such individuals, and such information, books and records and work papers as may be reasonably required by the Settlement Accountant to fulfill its obligations pursuant to this Section 2.10(b); provided, however, that the accountants of the Purchaser, the Seller and the Company Subsidiaries shall not be obligated to make any work papers available to the Settlement Accountant except in accordance with such accountant’s normal disclosure procedures and then only after the Settlement Accountant has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. The Purchaser and the Seller agree that they shall not have any right to, and shall not, institute any Action of any kind challenging such determination by the Settlement Accountant, except that the foregoing shall not preclude an Action to enforce such determination or to challenge the Settlement Accountant’s determination on the ground that such determination is inconsistent with the terms of this Agreement.

(c) For the purpose of complying with the terms set forth in Section 2.10(b), the Purchaser and the Company Subsidiaries, on the one hand, and the Seller, on the other hand, shall, and shall cause their respective Representatives to, cooperate with and make available to each other and their respective Representatives all information, records, data and working papers, and shall permit access to its facilities and personnel, as may be reasonably requested in connection with the preparation and review of the Cut-Off Date Balance Sheet and the Post-Closing Statement and the resolution of any disputes thereunder. If the Purchaser and the Company Subsidiaries, on the one hand, or the Seller, on the other hand, breach their respective obligations under this Section 2.10(c), the dispute periods set forth in Section 2.10(b) shall automatically be extended until such breach is cured by the breaching party.

(d) All fees and expenses of the Settlement Accountant incurred pursuant to this Section 2.10(d) shall be borne by the Purchaser, on the one hand, and the Seller, on the other hand, in proportion to the final allocation made by the Settlement Accountant of the disputed items weighted in relation to the claims made by the Seller and the Purchaser, such that the prevailing party pays the lesser proportion of such fees, costs and expenses. For example, if the Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by the Purchaser and if the Settlement Accountant ultimately resolves the dispute by awarding to the Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Settlement Accountant shall be allocated thirty percent (30%) (i.e., 300 divided by 1,000) to the Purchaser and seventy percent (70%) (i.e., 700 divided by 1,000) to the Seller.

(e) In the event that (x) the Trading Company Accounts Receivable as prepared and determined pursuant to Section 2.10(a) and Section 2.10(b) (the “Final Trading Company Accounts Receivable”) is greater than the Target Trading Companies Accounts Receivable, the adjustment to the Final Trading Companies Accounts Receivable shall be the difference between the Final Trading Companies Accounts Receivable and the Target Trading Companies Accounts Receivable, and in the event that (y) the Final Trading Companies Accounts Receivable is less than the Target Trading Companies Accounts Receivable, the adjustment to the Final Trading Companies Accounts Receivable shall be the difference between the Final Trading Companies Accounts Receivable and the Target Trading Companies Accounts Receivable; provided, however, that in the case of both (x) and (y), the amount of such adjustment shall be no greater than $15,000,000.

(f) The Cut-Off Date Balance Sheet and the Post-Closing Statement, as prepared and determined pursuant to Section 2.10(a) and Section 2.10(b) shall be deemed final and binding for all purposes upon the earliest of: (i) the failure of the Seller to deliver a Statement of Objections to the Purchaser prior to the expiration of the Review Period; (ii) the resolution of all Disputes pursuant to Section 2.10(b) and Section 2.10(c) by the Seller and the Purchaser; and (iii) the resolution of all Disputes pursuant to this Section 2.10 by the Settlement Accountant. For the purposes of this Agreement, the “Final Closing Statement” means the Post-Closing Statement as finally determined (including by modification or adjustment) pursuant to the terms and conditions of this Section 2.10, and the “Final Purchase Price” means the purchase price as calculated in the Final Closing Statement.

(g) If (a) the excess of the Final Purchase Price minus the Final Withholding Tax exceeds (b) the excess of the Estimated Purchase Price minus the Withholding Tax (such excess amount between (a) and (b), the “Seller Adjustment Amount”), then the Purchaser shall pay, or cause to be paid, the Seller Adjustment Amount and the full amount of the GME Holdback Amount and the Shanghai Subsidiaries Holdback Amount by wire transfer of immediately available funds in USD to the Seller in accordance with the instructions provided by the Seller. If the excess of the Estimated Purchase Price minus the Withholding Tax exceeds the excess of the Final Purchase Price minus the Final Withholding Tax (such excess amount, the “Purchaser Adjustment Amount”), then the Purchaser shall retain a portion of the aggregate GME Holdback Amount and Shanghai Subsidiaries Holdback Amount equal to the Purchaser Adjustment Amount and shall pay, or cause to be paid, to Seller the remaining portion of the aggregate GME Holdback Amount and Shanghai Subsidiaries Holdback Amount by wire transfer of immediately available funds in USD to the Seller in accordance with the instructions provided by the Seller. If the Purchaser Adjustment Amount exceeds the aggregate GME Holdback Amount and the Shanghai Subsidiaries Holdback Amount (the amount of such excess, the “Excess Purchaser Adjustment Amount”), then the Seller shall pay, or cause to be paid, the Excess Purchaser Adjustment Amount by wire transfer of immediately available funds in USD to the Purchaser in accordance with the instructions provided by the Purchaser. Any payment pursuant to this Section 2.10(g) shall be made within seven (7) Business Days after the Final Closing Statement and the Final Purchase Price have been determined pursuant to Section 2.10(f). For the avoidance of doubt, payment of: (i) the Seller Adjustment Amount, if any, in accordance with the wiring instructions provided by the Seller, shall constitute full satisfaction of any obligation of the Purchaser to make such payment to the Seller; and (ii) the Purchaser Adjustment Amount, if any, and the Excess Purchaser Adjustment Amount, if any, in accordance with the wiring instructions provided by the Purchaser, shall constitute full satisfaction of any obligation of the Seller to make such payment to the Purchaser. The parties shall treat all payments made pursuant to this Section 2.10(g) as adjustments to the Purchase Price for Tax purposes to the maximum extent permitted by applicable Law.

(h) In acting pursuant to this Agreement, the Settlement Accountant shall be entitled to the privileges and immunities of arbitrators.

(i) Each of the Purchaser, the Company Subsidiaries and the Seller acknowledges and agrees that the Purchase Price adjustment provisions set forth in this Section 2.10 shall be the sole and exclusive remedy of the Purchaser and the Seller (other than with respect to any recourse under any R&W Insurance policy obtained by the Purchaser or its Affiliates) with respect to (i) determining whether or not any adjustment would be made to the Purchase Price pursuant to this Section 2.10 (whether or not any such adjustment was, in fact, made), (ii) determining the amount of any such adjustment, and/or (iii) any other claims relating to any of the components of the Purchase Price (other than any claims pursuant to Section 6.9(c)).

Section 2.11 Allocation of Purchase Price

The Base Purchase Price shall be allocated in accordance with Schedule I hereto. Any adjustment to the Estimated Purchase Price pursuant to Section 2.10 shall be applied and allocated solely to the Final Purchase Price allocated to GME.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF DRAGON PARENT AND THE

SELLER WITH RESPECT TO THE COMPANY SUBSIDIARIES

Except as qualified or supplemented by the Seller Disclosure Letter (as contemplated by Section 9.2), Dragon Parent and the Seller, jointly and severally, represent and warrant to the Purchaser as follows:

Section 3.1 Organization and Qualification

(a) Each of the Company Subsidiaries is an entity, duly organized or formed, as applicable, and validly existing under the Laws of its jurisdiction of incorporation or formation, as applicable.

(b) Each of the Company Subsidiaries is duly qualified to do business under the Laws of the PRC in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified.

Section 3.2 Capitalization and Corporate Structure

(a) The registered capital and the paid-in capital of each Company Subsidiary as of the date of this Agreement are set forth in Section 3.2(a) of the Seller Disclosure Letter.

(b) None of the Company Subsidiaries owns or controls, directly or indirectly, any equity interests in any joint venture, partnership or similar arrangement. None of the Company Subsidiaries is or will be obligated to make any investment in or capital contribution in or on behalf of any other Person.

(c) Each of the equity transfers, registered capital changes and other historical entity changes of the Company Subsidiaries since their respective dates of incorporation are valid and all requisite filings and other formalities in relation to such equity transfers required by the PRC laws and any other applicable laws have been duly submitted, delivered, approved and registered, except where the failure to be valid or submitted, delivered, approved and registered would not have a Company Subsidiary Material Adverse Effect. Any payments required for any such equity transfers, registered capital changes on other historical entity changes of the Company Subsidiaries since their respective dates of incorporation have been fully made and settled without any unresolved disputes, except where the failure to be fully made and settled would not have a Company Subsidiary Material Adverse Effect.

(d) No further payments are required to be made by Dragon Parent or the Seller under the Stock Purchase Agreement, dated November 16, 2009, by and among Dragon Parent, TTM Technologies International, Inc., TTM Hong Kong Limited, Meadville Holdings Limited and MTG Investmetn (BVI) Limited.

Section 3.3 Authorization; Enforceability

Each of Dragon Parent and the Seller has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate or other similar action on the part of Dragon Parent and the Seller. This Agreement has been, and all agreements and documents contemplated hereby to be executed and delivered by each of Dragon Parent and the Seller shall be duly and validly executed and delivered by them and, assuming the due authorization, execution and delivery by the parties hereto and thereto, shall, upon such execution and delivery hereof and thereof, be the legal, valid and binding obligations of each of Dragon Parent and the Seller hereunder and thereunder, as applicable, enforceable against each of Dragon Parent and the Seller in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 3.4 Consents and Approvals; No Violation

(a) Neither the execution and delivery of this Agreement by Dragon Parent and the Seller, or the other agreements and documents contemplated hereby to be executed and delivered by Dragon Parent and the Seller, nor the consummation by Dragon Parent and the Seller of the transactions contemplated herein or therein, nor compliance by Dragon Parent and the Seller with any of the provisions hereof or thereof, shall: (i) conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws or articles of association (or equivalent organizational documents) of any of the Company Subsidiaries (collectively, the “Company Organizational Documents”); (ii) constitute or result in the breach by the Company Subsidiaries of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to any Company Contract; (iii) result in the creation or imposition of a Lien upon any property or assets of any of the Company Subsidiaries pursuant to any Company Contract; or (iv) subject to receipt by the Seller of the requisite approvals and by the Purchaser of the requisite approvals referred to in the Purchaser Disclosure Letter, violate any Law or Order applicable to any Company Subsidiaries or any of their respective properties or assets, except with respect to clauses (ii), (iii) and (iv) as would not have a Company Subsidiary Material Adverse Effect.

(b) Other than the PRC Antitrust Clearance and PRC Change of Ownership Approvals, no consent or approval from any Governmental Authority is required to be obtained by the Company Subsidiaries for the consummation of the transactions contemplated by this Agreement that if not obtained would have a Company Subsidiary Material Adverse Effect on the ability and ongoing operation of the Company Subsidiaries.

(c) Other than as disclosed in Section 3.4(c) of the Seller Disclosure Letter, or pursuant to the third-party consents required hereunder, no consent from any lending bank or top ten (10) customers and top ten (10) suppliers of the Company Subsidiaries taken as a whole as of the date of the Most Recent Balance Sheet is required to be obtained by the Dragon Parent or the Seller or the Company Subsidiaries for the consummation by the Seller of the transactions contemplated by this Agreement.

(d) Other than as disclosed in Section 3.4(d) of the Seller Disclosure Letter, all material filings, registrations, publications and other formalities required by applicable laws to be delivered or made by the Company Subsidiaries to the Registration Authorities have been duly delivered or made on a timely basis.

Section 3.5 Financial Statements

(a) Section 3.5(a) of the Seller Disclosure Letter includes true and complete copies of each of the Company Subsidiary’s (a) Balance Sheets; and (b) statement of comprehensive income, statement of stockholders’ equity and statement of cash flows as of and for the fiscal years ended 2018, 2017 and 2016 (collectively, the “Financial Statements”). The Financial Statements (i) were prepared in accordance with PRC GAAP consistently applied for the periods indicated (except as otherwise noted therein); and (ii) present fairly, in all material respects, the financial position of each of the Company Subsidiaries respectively, as of their respective dates, and the results of their operations and their cash flows for the periods presented therein, all in accordance with PRC GAAP. The pro-forma consolidated balance sheets dated December 31, 2016, December 31, 2017 and September 30, 2018 were prepared in good faith based on assumptions believed reasonable at the time they were delivered.

(b) The Inventory shown in the Financial Statements, or which has arisen subsequent to the date of the Financial Statements and is reflected in the Estimated Inventory, is valued in accordance with PRC GAAP, consistently applied.

(c) The name of each bank or other depository in which each of the Company Subsidiaries maintain any bank account, trust/escrow account or safety deposit box is set forth in Section 3.5(c) of the Seller Disclosure Letter, along with the names of all persons authorized to draw thereon or who have access thereto. Except for those disclosed in Section 3.5(c) of the Seller Disclosure Letter, there are no other bank accounts, trust/escrow accounts or safety deposit boxes opened or maintained by any of the Company Subsidiaries.

Section 3.6 Conduct of Business

Except for actions taken in connection with the process of selling the Company Subsidiaries (including the preparation and implementation of the transactions contemplated hereunder) and except as set forth in Section 3.6 of the Seller Disclosure Letter, since the date of the Most Recent Balance Sheet until the date of this Agreement:

(a) each of the Company Subsidiaries have conducted their respective businesses and operations in the ordinary course of business, consistent with past practice, in all material respects; and

(b) there has not been a Company Subsidiary Material Adverse Effect.

Section 3.7 Litigation

(a) There are no Actions pending or, to the Knowledge of the Seller, threatened in writing, against any of the Company Subsidiaries by or before any Governmental Authority that, if determined in a manner adverse to any of the Company Subsidiaries, would reasonably be expected to have a total loss (direct or indirect) to each of the Company Subsidiaries of USD $100,000 or more.

(b) There are no outstanding Orders binding on any of the Company Subsidiaries that would reasonably be expected to have total losses (direct or indirect) to each of Company Subsidiaries of USD $100,000 or more.

Section 3.8 Taxes

(a) The Company Subsidiaries, have, during the last three (3) years, timely: (i) filed (taking into account any extension of time within which to file) with the appropriate Taxing Authority all Tax Returns required to have been filed by the Company Subsidiaries, and all such Tax Returns are true, correct and complete in all material respects; and (ii) timely paid all Taxes shown as due on such Tax Returns, other than Taxes being contested in good faith, in each case other than Taxes involving an amount not exceeding USD $500,000.

(b) Since incorporation, none of the Company Subsidiaries has been the subject of any currently pending Tax audit with respect to Taxes. As of the date of this Agreement, there are no pending written requests for waivers of the time to assess any such Taxes. Since incorporation, none of the Company Subsidiaries has waived any statute of limitations with respect to any such Taxes, or agreed to any extension of time with respect to an assessment or deficiency with respect to any such Taxes, which waiver or extension has not since expired. Except for Permitted Liens, there are no Liens for Taxes on any of the assets of any of the Company Subsidiaries. Since incorporation, no claim has ever been made in writing by a Taxing Authority of a jurisdiction where any of the Company Subsidiaries has not filed Tax Returns claiming that such Subsidiary is subject to taxation by that jurisdiction, the liability for which would be material to the businesses of the Company Subsidiaries, taken as a whole or viewed separately.

(c) None of the Company Subsidiaries is a party to, or bound by, any written material Tax allocation, indemnification or sharing agreement (other than an agreement with any of the Company Subsidiaries); provided, however, that any agreement entered into in the ordinary course of business, including, for example, any Tax gross-up provision in an employee secondment or relocation agreement, a credit arrangement or similar Tax provision in any agreement entered into with third Persons in the ordinary course of business, shall not be considered material.

(d) To the Knowledge of the Seller, there are no currently outstanding or open, written notices, examinations, inquiry, investigations, challenges, disputes or other proceedings from or by any Taxing Authority against any of the Company Subsidiaries relating to income taxes.

(e) Except as disclosed on Section 3.8(e) of the Seller Disclosure Letter, each of the Company Subsidiaries has no undeclared, unpaid or accrued Tax liabilities, interests, late fees, or penalties for any Tax matters that have occurred as of the date hereof. Except as disclosed on Section 3.8(e) of the Seller Disclosure Letter, none of the Company Subsidiaries (x) is the subject of any material agreement, ruling or arrangement in respect of Taxes with any Governmental Authority, and no such agreement, ruling or arrangement is pending or (y) is entitled to certain material Tax credits, or other similar Tax incentives or benefits from any jurisdiction (other than such benefits as are generally available to all Persons engaged in business and subject to Tax as a resident in such jurisdiction), as of the date hereof.

(f) Section 3.8(f) of the Seller Disclosure Letter lists all national, federal, foreign, state, provincial and local jurisdictions in which any of the Company Subsidiaries files material Tax Returns (excluding any Tax Returns required to be filed in any jurisdiction solely as a result of customs or similar Taxes to which any of the Company Subsidiaries may be subject as a result of exporting products to customers residing in such jurisdiction). No claim or inquiry is pending by any Governmental Authority in a jurisdiction in which any of the Company Subsidiaries does not file Tax Returns that it is or may be subject to taxation or any requirement to file Tax Returns in such jurisdiction.

(g) Section 3.8(g) of the Seller Disclosure Letter lists all the Tax benefits to which each of the Company Subsidiaries were or have been entitled during the past ten (10) years. Such Company Subsidiaries have complied in all material respects with any applicable requirements in order to qualify for such Tax benefits as of the date hereof. Except as disclosed on Section 3.8(g) of the Seller Disclosure Letter, as of the date hereof, the High and New Technology Enterprise Certificate held by each of the Company Subsidiaries is validly issued, in full force and effect for the benefit of such Company Subsidiary. To the Knowledge of the Seller, no relevant Government Authority has threatened to withdraw, suspend, revoke or revise any such High and New Technology Enterprise Certificate.

Section 3.9 Employee Benefit Plans

(a) Section 3.9(a) of the Seller Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of each material Employee Benefit Plan. The Seller has provided to the Purchaser as of the date hereof a true, correct and materially complete copy (in each case, if applicable) of: (i) each such Employee Benefit Plan and any amendment thereto; (ii) each funding document, including each trust, insurance, annuity or other funding Contract related thereto; and (iii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto. “Employee Benefit Plan” means each plan, program, policy, agreement, or arrangement: (x) that is sponsored or maintained by any of the Company Subsidiaries; (y) to which any of the Company Subsidiaries have any present liability; or (z) the Offshore Plans, in each case of clauses (x) and (y), that is (A) an employment, profit-sharing, deferred compensation, bonus, stock option, phantom stock, stock units, stock purchase, performance unit, stock appreciation right, employee stock ownership, equity compensation, pension, retirement, severance, change of control, retention, supplemental unemployment benefits, employee loan, welfare or incentive compensation plan, policy, program, agreement or arrangement; (B) any plan, policy, program, agreement or arrangement providing for “fringe benefits,” perquisites or “survivor benefits”; and (C) any plan, policy, program, agreement or arrangement providing for hospitalization, health, welfare, dental, disability, life insurance or other similar payments or benefits; provided, however, that in no event shall an Employee Benefit Plan include any arrangement maintained by a Governmental Authority to which any of the Company Subsidiaries is required to contribute under applicable Law.

(b) Except as would not have a Company Subsidiary Material Adverse Effect, each Employee Benefit Plan listed on Section 3.9(a) of the Seller Disclosure Letter has been established, administered, and operated in compliance with its terms and all applicable Laws.

(c) None of the Employee Benefit Plans listed on Section 3.9(a) of the Seller Disclosure Letter promises or provides post-employment medical or other welfare benefits to any Business Employee, except as required by applicable Law.

(d) Except as would not have a Company Subsidiary Material Adverse Effect, there are no pending or, to the Knowledge of the Seller, threatened in writing, Actions or disputes against or with respect to any Employee Benefit Plan listed on Section 3.9(a) of the Seller Disclosure Letter by any employee or beneficiary covered under any such Employee Benefit Plan or otherwise involving any such Employee Benefit Plan (other than routine claims for benefits).

(e) Subject to the Purchaser’s compliance with its obligations hereunder and applicable Law, none of the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby shall, either alone or in combination with another event or events: (i) entitle any Business Employee to severance pay, unemployment compensation, a change of control payment or any other payment or benefit from any of the Company Subsidiaries under any Employee Benefit Plan or (ii) accelerate the time of payment or vesting, or increase the amount of compensation (including funding of compensation or benefits through a trust or otherwise) due to any Business Employee from any of the Company Subsidiaries under any Employee Benefit Plan (other than the Offshore Plans). Following the completion of the Closing, the Seller shall discontinue any outstanding benefits to any Business Employees under any of the Employee Benefit Plans set forth in Section 3.9(a) of the Seller Disclosure Letter, except as required by applicable Law.

(f) With respect to Hong Kong Related Employees, all the existing, payable and accrued compensation, employee benefits (including ESOP plan), annual leave or alternative indemnification, social insurance, retirement fund, pension, compulsory housing fund, employee compensation insurance, contributions to the mandatory provident fund (“MPF”), medical insurance, life and personal accident insurance, and the similar funds or fees required by the local government authorities and/or employment contracts, incurred on or before the Cut-Off Date, have been paid, cleared and settled in full by Dragon Parent, the Seller and their respective Affiliates.

Section 3.10 Labor Matters

(a) There are no (i) labor strikes, slowdowns or stoppages currently pending or, to the Knowledge of the Seller, threatened in writing, against or affecting any of the Company Subsidiaries, nor have there been any such labor controversies or mass layoffs within the past three (3) years; or (ii) pending or, to the Knowledge of the Seller, threatened in writing, representation claims, certification applications or petitions before any Governmental Authority or any organizing efforts or challenges concerning representation with respect to the employees of any of the Company Subsidiaries.

(b) Except as set forth in Section 3.10(b) of the Seller Disclosure Letter, the Company Subsidiaries are in material compliance with all obligations imposed on employers pursuant to applicable Laws of the PRC, including, but not limited to, applicable Laws of the PRC regarding social insurance, overtime, retirement fund, labor pension, labor dispatching, engagement of employees holding foreign passports, employment security fund for the disabled, Tax withholding and payments required to be made on behalf of or for the account of current or former directors, officers, employees and consultants in the nature of social benefits, except where failure to be in compliance would not have a Company Subsidiary Material Adverse Effect.

(c) Except as set forth in Section 3.10(c) of the Seller Disclosure Letter, to the Knowledge of the Seller, there are no pending or threatening disputes between any of the Company Subsidiaries and any of such Subsidiary’s current or former directors, officers, employees and consultants.

(d) Dragon Parent and the Seller shall use their respective commercially reasonable efforts to cause each Current HK Employer to make contributions to the Mandatory Provident Fund as required under applicable Law for the benefit of their respective Hong Kong Related Employees, and such contribution shall be sufficient to cover the long service payment or severance payment amount accumulated and payable to such Hong Kong Related Employees prior to the Cut-Off Date as required under applicable Law.

Section 3.11 Property and Assets

(a) Except as set forth in Section 3.11(a) of the Seller Disclosure Letter, with respect to Owned Real Property, the Company Subsidiaries have good and valid title, validly granted land use rights and building ownership rights, have paid all required land grant premium and relevant Taxes for such Owned Real Property, as applicable, or, with respect to leased real property, a valid leasehold interest in, all of the Company Real Property (as defined in Section 3.11(b)) and all tangible personal property and other assets reflected in the Balance Sheets (except for properties and assets sold or disposed of since the date of the Balance Sheets in the ordinary course of business, consistent with past practice). All Company Real Property, other than the real properties leased by the Company Subsidiaries, and all such properties and assets are free and clear of all Liens, except for Permitted Liens.

(b) Section 3.11(b) of the Seller Disclosure Letter sets forth a list of all real property or interests in the Owned Real Property, leased or subleased by any of the Company Subsidiaries, as of the date hereof that are material to the businesses of the Company Subsidiaries, (the “Company Real Property”), and the location of such premises. As of the date hereof, the Seller has made available to the Purchaser true and complete copies of each Company Real Property Lease.

(c) Except as set forth in Section 3.11(c) of the Seller Disclosure Letter, each Company Real Property Lease is a valid and binding obligation of the Company Subsidiaries party thereto and, the other party thereto, enforceable in accordance with its terms, except as may be limited by the General Enforceability Exceptions. To the Knowledge of the Seller, none of the Company Subsidiaries nor any other party under any Company Real Property Lease is in material default under any Company Real Property Lease, and no event has occurred that, with notice or lapse of time or both, would constitute a material default under any Company Real Property Lease.

(d) Each of the Company Subsidiaries, as applicable, has obtained all certificates and permits or approvals required from any Governmental Authority with respect to the construction, use and occupancy of the Company Real Property, except where a failure to obtain any such certificate or permit or approval would not materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of such Company Subsidiary.

(e) Except as set forth in Section 3.11(e) of the Seller Disclosure Letter, the Company Real Property and all plants, buildings and improvements located thereon conform in all material respects to all applicable building codes and zoning ordinances or other Laws, and the Company Subsidiaries have not received any written notice of any: (i) material violations of building codes and/or zoning ordinances or other Laws affecting the Company Real Property; (ii) existing, pending or threatened-in-writing condemnation proceedings affecting the Company Real Property; or (iii) existing, pending or threatened-in-writing zoning, building code or other moratorium proceedings, or similar matters that would materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of any of the Company Subsidiaries.

(f) None of the Company Subsidiaries has violated any covenant, condition, restriction, easement, agreement or order affecting any portion of the Company Real Property, except where any such violation, individually or in the aggregate, would not materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of any of the Company Subsidiaries.

(g) The Assets constitute substantially all of the assets and properties that have been used or held in the ordinary course of business for the most recent fiscal year and relate to the operation of the TSU Business of the Company Subsidiaries. The Company Subsidiaries have good and marketable title to their respective Assets free and clear of all Liens, except as set forth in Section 3.11 of the Seller Disclosure Letter.

Section 3.12 Environmental Matters

Except as set forth in Section 3.12 of the Seller Disclosure Letter:

(a) Since January 1, 2016, each of the Company Subsidiaries is and has been in compliance with all applicable Environmental Laws (which compliance includes the possession by each of the Company Subsidiaries of all Permits or governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof). The discharge, release, processing, disposal of all pollutants, contaminated water or other wastes are and have been in compliance with all applicable Environmental Laws and all relevant and required taxes and fees charged by any Governmental Authority have been fully paid by the Company Subsidiaries.

(b) Since January 1, 2016, there have been no Actions pending or, potential or to the Knowledge of the Seller, threatened, against any of the Company Subsidiaries arising out of, based on, resulting from or relating to: (i) the release of, or exposure to, any Hazardous Materials; (ii) the release of any pollutants, contaminated water or other wastes in a manner that is not permitted by the applicable Governmental Authority; or (iii) any circumstances that form the basis of any violation of any Environmental Law.

Section 3.13 No Undisclosed Liabilities

Except as reflected in the Balance Sheets, none of the Company Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) that would be required to be reflected in a balance sheet prepared in accordance with PRC GAAP, other than any liabilities: (a) incurred since the date of the Balance Sheets in the ordinary course of business, consistent with past practice; (b) incurred in connection with the transactions contemplated by this Agreement; or (c) that are not material.

Section 3.14 Intellectual Property

(a) Section 3.14(a) of the Seller Disclosure Letter sets forth a true and complete list of all Intellectual Property owned by or licensed to or by any of the Company Subsidiaries as of the date hereof. To the Knowledge of the Seller, the Intellectual Property listed in Section 3.14(a) of the Seller Disclosure Letter has not been deemed by any Governmental Authority to be invalid or unenforceable and such has not been cancelled or abandoned, unless otherwise as set forth in Section 3.14(a) of the Seller Disclosure Letter.

(b) Except as would not have a Company Subsidiary Material Adverse Effect:

(i) each of the Company Subsidiaries (A) owns, free and clear of all Liens (other than Permitted Liens), all of its respective Intellectual Property listed on Section 3.14(a) of the Seller Disclosure Letter; and (B) owns or has a valid and enforceable license or otherwise possesses legally enforceable rights to use, all other Intellectual Property as currently used in its respective business as currently conducted;

(ii) to the Knowledge of the Seller, (A) the conduct of the businesses of the Company Subsidiaries as currently conducted does not infringe upon any Intellectual Property of any third Person; and (B) none of the Company Subsidiaries has received any written notice since January 1, 2016 from any third Person alleging, and there are no pending Actions asserting, the infringement of any Intellectual Property by any of the Company Subsidiaries; and

(iii) to the Knowledge of the Seller, no third Person is infringing any Intellectual Property owned by any of the Company Subsidiaries.

Section 3.15 Compliance with Laws and Orders

Except: (a) as set forth in Section 3.15(a) of the Seller Disclosure Letter; or (b) as would not have a Company Subsidiary Material Adverse Effect, since January 1, 2016, (i) each of the Company Subsidiaries has been in compliance, in all material respects, with all Laws and Orders applicable to the businesses, properties or assets of such Company Subsidiary, (ii) none of the Company Subsidiaries has received from any Governmental Authority any written citation, fine or written notification that asserts that any of the Company Subsidiaries has violated or is not in compliance with any such Law or Order, and to the Knowledge of the Seller, no written citation, fine or written notice is threatened, (iii) neither the Seller nor any of the Company Subsidiaries has offered or given anything of value to any official of a Governmental Authority, any political party or official thereof, or any candidate for political office (x) with the intent of inducing such Person to use such Person’s influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority or to assist the obtaining or retaining of business for, or with, or the directing of business to, any of Company Subsidiaries, or (y) constituting a bribe, kickback or illegal or improper payment to assist any of the Company Subsidiaries in obtaining or retaining business for or with any Governmental Authority; and (iv) each of the Seller and the Company Subsidiaries has filed all material registrations, reports, statements of additional information, financial statements, statements, notices and other material filings required to be filed by it with any Governmental Authority, including all material amendments or supplements to any of the above for the past three years, in each case to the extent related to the TSU Business, and failure to do so does not constitute a Material Adverse Effect.

Section 3.16 Company Contracts

(a) As of the date hereof, except for this Agreement, Company Real Property Leases and Employee Benefit Plans, Section 3.16(a) of the Seller Disclosure Letter lists each of the following Contracts, which any of the Company Subsidiaries is a party to or bound by, in each case, as of the date of this Agreement:

(i) any Contract with any third Person that purchases goods or services from any of the Company Subsidiaries for future consideration reasonably expected to be paid to any of the Company Subsidiaries of five million dollars ($5,000,000) or more in any fiscal year;

(ii) any Contract for capital expenditures or the acquisition or construction of fixed assets involving future payments in excess of five million dollars ($5,000,000), in the aggregate;

(iii) any Contract for the purchase or lease of goods or services (including equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of three million dollars ($3,000,000) during any twenty (24)-month period following the date hereof;

(iv) any loan agreement, credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge or other similar agreement under which any Indebtedness of any of the Company Subsidiaries material to the Company Subsidiaries, taken as a whole, is outstanding or may be incurred;

(v) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the capital stock, equity interests or assets of any of the Company Subsidiaries;

(vi) any Contract that contains express covenants that materially restrict any of the Company Subsidiaries from competing in any line of business or geographic area or with any third Person;

(vii) any Contract creating or relating to any partnership, joint venture or joint development agreement involving future payments or capital commitments;

(viii) any Contract, other than customer and supplier Contracts entered into in the ordinary course of business or warranties issued by any of the Company Subsidiaries, containing a covenant or covenants of any of the Company Subsidiaries to expressly indemnify or hold harmless another third Person unless such obligation to indemnify or hold harmless is less than five million dollars ($5,000,000), in the aggregate;

(ix) any Contract relating to the disposition or acquisition by any of the Company Subsidiaries, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any business or any amount of material assets other than in the ordinary course of business, including any “earn-out” or other contingent payments or obligations; and any Contract relating to the acquisition by any of the Company Subsidiaries of any operating business or the capital stock or equity interests of any other third Person (including Contracts under which any of the Company Subsidiaries has an obligation to make an investment in or loan to any such Person) expected to result in future obligations of any of the Company Subsidiaries in excess of one hundred thousand dollars ($100,000);

(x) Other than the employment related agreements, any Contract between, on the one hand, any Company Subsidiary and, on the other hand, any officer, director, employee or immediate family member of the foregoing or their Affiliates;

(xi) any Contract for the sale of goods or services (including equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services) in relation to TSU Business entered into by Dragon Parent or its Affiliates with any of its top ten customers during the past six (6)-month period as of the date hereof; and

(xii) any Contract for licenses granted by or to any of the Company Subsidiaries other than those in the ordinary course of business of the Company Subsidiaries.

All Contracts of the type described in this Section 3.16(a) are hereinafter referred to as “Company Contracts.”

(b) The Seller has made available to the Purchaser, in all material respects, copies of all Company Contracts as in effect on the date hereof and: (i) Each of the Company Contracts is in full force and effect and, assuming the due execution by the other parties thereto, is a legal, valid and binding agreement of any of the Company Subsidiaries, as applicable, except to the extent any such Company Contract has expired or has been terminated in accordance with its terms; and (ii) there is no default or breach by any of the Company Subsidiaries, as applicable or, any other party thereto, in the timely performance of any obligation to be performed or paid thereunder or any other material provision thereof, except any such breach or default that would not materially and adversely affect the business of the Company Subsidiaries, taken as a whole.

Section 3.17 Permits

Each of the Company Subsidiaries, as applicable, is in possession of all consents, approvals, certificates, registrations, authorizations or permits of, or filing with or notification to, any Governmental Authority issued to any of the Company Subsidiaries that are material to the businesses of the Company Subsidiaries as currently conducted (collectively, the “Permits”), including without limitation, the High and New Technology Enterprise Certificates. Except as disclosed in Section 3.17 of the Seller Disclosure Letter, the Company Subsidiaries are: (a) in compliance in all material respects with all such Permits, all of which are in full force and effect; (b) to the Knowledge of the Seller, no event has occurred or circumstance exists that would reasonably be expected to: (i) constitute or result in a material violation of, or a failure to comply in any material respect with, any term or requirement thereof; or (ii) result in the revocation, withdrawal, suspension, cancellation or termination thereof; and (c) none of the Company Subsidiaries has received any notice, and to the Knowledge of the Seller no notice is threatened in writing, from any Governmental Authority regarding: (i) any actual, alleged, possible or potential violation or failure to comply in any material respect with any term or requirement thereof; or (ii) any revocation, withdrawal, suspension, cancellation or termination thereof. As of the date of this Agreement, and to the Knowledge of the Seller, the Company Subsidiaries have not had any permits revoked, withdrawn, suspended, cancelled, or terminated, the effect of which, would cause the Company Subsidiaries to cease their respective operations.

Section 3.18 Insurance

Section 3.18 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, all material insurance policies maintained by any of the Company Subsidiaries and covering any of the Company Subsidiaries and their respective businesses. All such policies of insurance are in full force and effect in all material respects. None of the Company Subsidiaries has received any notice of cancellation or any other indication that any such policy of insurance is no longer in full force or effect or that the issuer of any such policy of insurance is not willing or able to perform its obligations thereunder, and, to the Knowledge of the Seller, no event has occurred that will result in the cancellation of coverage under any such policy of insurance. All premiums due on all such policies have been paid and none of the Company Subsidiaries are in default in any material respect with its obligations under such policies.

Section 3.19 Transactions with Affiliates

Section 3.19 of the Seller Disclosure Letter sets forth, as of the date of this Agreement, all material Contracts between any of the Company Subsidiaries, on the one hand, and any Affiliate of the Seller (other than between any Subsidiaries of the Seller or between any of the Company Subsidiaries or as disclosed in Section 3.16 of the Seller Disclosure Letter), or any officer, director, employee, stockholder or immediate family member of the foregoing on the other hand, with respect to the business of the Company Subsidiaries or pursuant to which any such Affiliate or any officer, director, employee, stockholder or immediate family member of the foregoing has any interest in the property or TSU Business of any of the Company Subsidiaries, excluding (a) any Employee Benefit Plan; (b) agreements explicitly contemplated to be entered into pursuant to this Agreement and otherwise with respect to employment relationships and corresponding compensation in the ordinary course of business consistent with past practice; (c) any agreements that were entered into on an arm’s-length basis and the performance thereof has been completed; and (d) any transactions with Affiliates of the Seller that may occur in the ordinary course of business, including but not limited to, for the purchase of materials and other equipment.

Section 3.20 Brokers

Except for JPMorgan and UBS, no broker, finder or similar agent has been employed by, or on behalf of, any of the Company Subsidiaries, and no Person with which the Company Subsidiaries have had any dealings or communications is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

Section 3.21 Solvency

Each of the Company Subsidiaries has not committed an act of bankruptcy, is not insolvent, has not proposed a compromise or arrangement to their creditors generally, has not been involved in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceeding with respect to a compromise or arrangement, has not taken any proceeding to have itself declared bankrupt or wound-up, has not had any encumbrancer take possession of any of its property, and has not had any execution or distress become enforceable or become levied upon any of its property. The transaction contemplated herein will not result in any of the Company Subsidiaries becoming insolvent.

Section 3.22 Product Liability

Since January 1, 2016, to the Knowledge of the Seller, the products manufactured and supplied, and services provided by, each of the Company Subsidiaries in connection with TSU Business have complied in all material respects with: (i) the Company Contracts; and (ii) applicable Laws in the PRC and in any other state, province or region in which such products were or have been manufactured, processed, equipped, installed, adopted or used by the Company Subsidiaries on or before the Cut-Off Date. Except for those disclosed in Section 3.22 of the Seller Disclosure Letter, there have been no recalls of defected products or massive customer complaints regarding any product quality, which would reasonably be expected to have total losses (direct or indirect) to each of Company Subsidiaries of USD $5,000,000 or more. Dragon Parent maintains, as of the date hereof and the Cut-Off Date, product liability insurance with respect to third party claims for personal injury or property damage arising from defects in products manufactured by the Company Subsidiaries, and to the Knowledge of the Seller, no circumstances exist that would prevent such insurance from being maintained by Dragon Parent through the Cut-Off Date.

Section 3.23 Entire and Sole Business; Sufficiency of Assets

Except as specifically disclosed in Section 3.23 of the Seller Disclosure Letter, the TSU Business is conducted by or through the Company Subsidiaries in all material respects. Except as specifically disclosed in Section 3.23 of the Seller Disclosure Letter, the Company Subsidiaries do not own any material assets, properties and rights other than those used in connection with the conduct of the TSU Business. Immediately after the Closing, the Company Subsidiaries will own or have the right to use pursuant to written Contracts, or as otherwise provided pursuant to this Agreement, all material assets, properties and rights necessary to conduct the TSU Business as conducted on the date of the Balance Sheets, this Agreement and immediately prior to the Closing. All material tangible assets and properties owned by the Company Subsidiaries, or which the Company Subsidiaries have the right to use pursuant to written Contracts, are in good operating condition and repair, subject to ordinary wear and tear and normal industry practice with respect to maintenance, and are usable in the ordinary course of business and are in conformity with all applicable Laws (including Environmental Laws) relating to their construction, use and operation, except in any such case that has not had or would not have a Company Subsidiary Material Adverse Effect.

Section 3.24 Customers and Suppliers

Section 3.24 of the Seller Disclosure Letter sets forth a true and complete list of (a) the top ten third-party customers of the Company Subsidiaries during the twelve-month periods ended December 31, 2018 and November 30, 2019; and (b) the top ten third-party suppliers of the Company Subsidiaries during the twelve-month periods ended December 31, 2018 and November 30, 2019. As of the date hereof, (a) with respect to the list of the top ten suppliers provided by the Seller in Section 3.24 of the Seller Disclosure Letter, neither Dragon Parent, the Seller nor any of its Affiliates (including the Company Subsidiaries) has received any written notices indicating that such suppliers have taken or intend to take any of the following measures: (i) terminating or materially and adversely modifying their business relationship with the Company Subsidiaries in connection with the TSU Business, (ii) materially reducing the quantity of goods or services they supply to the Company Subsidiaries, or (iii) materially increasing the price of the goods or services provided to the Company Subsidiaries; and (b) to the Knowledge of the Seller, none of the suppliers listed in Section 3.24 of the Seller Disclosure Letter has expressly indicated they intend to take any of the actions described in clauses (a)(i) through (iii) above.

Section 3.25 Corruptions and Sanctions

Since December 31, 2015, none of the Company Subsidiaries, nor to the Knowledge of the Seller, no person acting on behalf of any Company Subsidiary has made any payment or given or accepted any fees, bribery or kickback to or from any person (including customers and suppliers) or Governmental Authority in violation of Foreign Corrupt Practices Act or any applicable PRC Law. The Company Subsidiaries have maintained effective policies and procedures with respect to compliance by the Company Subsidiaries and their respective directors, officers, employees and agents with the Foreign Corrupt Practices Act and applicable PRC Law.

Section 3.26 No Other Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, NEITHER DRAGON PARENT NOR THE SELLER MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO ANY OF THE COMPANY SUBSIDIARIES OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND, IN ANY EVENT, ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES MAY NOT BE RELIED UPON BY THE PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES. NO PERSON HAS BEEN AUTHORIZED BY DRAGON PARENT OR THE SELLER TO MAKE ANY REPRESENTATION OR WARRANTY ON EITHER OF THEIR BEHALF, AND TO THE EXTENT OF ANY SUCH PURPORTED REPRESENTATION AND WARRANTY IT CANNOT BE RELIED UPON IN ANY MANNER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DRAGON PARENT AND THE SELLER

Except as qualified or supplemented by the Seller Disclosure Letter (as contemplated by Section 9.2), Dragon Parent and the Seller, jointly and severally represent and warrant to the Purchaser as follows:

Section 4.1 Organization and Qualification

(a) Dragon Parent is duly formed and validly existing under the Laws of the State of Delaware. The Seller is duly formed and validly existing under the Laws of Hong Kong.

(b) Each of Dragon Parent and the Seller is duly qualified to do business and is in good standing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of each jurisdiction in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Seller Material Adverse Effect.

Section 4.2 Authorization; Enforceability

Each of Dragon Parent and the Seller has the requisite corporate or other similar power, as applicable, and has the authority to execute and deliver this Agreement and cause their respective Affiliates to execute and deliver all agreements and documents contemplated hereby to be executed and delivered by it, and has the authority to or cause their respective Affiliates to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate, partnership or limited liability company or other similar action, as applicable, on the part of Dragon Parent and the Seller. This Agreement has been, and all agreements and documents contemplated hereby to be executed and delivered by it shall be, duly and validly executed and delivered by Dragon Parent and the Seller and, assuming the due authorization, execution and delivery by the parties hereto and thereto, shall upon such execution and delivery hereof and thereof be the legal, valid and binding obligations of Dragon Parent and the Seller hereunder and thereunder, as applicable, enforceable against the Seller and Dragon Parent in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 4.3 Consents and Approvals; No Violations

(a) Neither the execution and delivery of this Agreement by Dragon Parent and the Seller, nor the other agreements and documents contemplated hereby to be executed and delivered by Dragon Parent and the Seller, nor the consummation by Dragon Parent and the Seller of the transactions contemplated herein or therein, nor compliance by Dragon Parent and the Seller with any of their respective obligations hereunder or thereunder, shall: (i) conflict with or result in a breach of any provisions of their certificates of formation, articles of incorporation or association (or equivalent organizational document), bylaws or limited liability company agreement; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to Dragon Parent Contract or Seller Contract, or result in the creation or imposition of a Lien upon any property or assets of Dragon Parent and the Seller; (iii) subject to receipt by the Purchaser of the requisite approvals referred to in Section 5.3(a) of the Purchaser Disclosure Letter; or (iv) subject to receipt by the PRC Antitrust Clearance and such other approvals as specified in Section 7.1, violate any Law or Order applicable to Dragon Parent, or the Seller or its properties or assets, except with respect to clauses (ii) and (iii) as would not have a Seller Material Adverse Effect.

(b) No consent from any Governmental Authority is required to be obtained by the Dragon Parent and the Seller for the consummation by the Seller of the transactions contemplated by this Agreement that if not obtained would have a Seller Material Adverse Effect, except in connection, or in compliance, with the PRC Antitrust Clearance and other approvals from any Governmental Authorities required under Section 7.1.

Section 4.4 Litigation

(a) There is no Action pending or, to the Knowledge of the Seller, threatened in writing, against the Seller or any of its Affiliates by or before any Governmental Authority that, if determined in a manner adverse to the Seller or any of its Affiliates, would have a Seller Material Adverse Effect.

(b) There is no outstanding Order binding on or, to the Knowledge of the Seller, threatened in writing, against the Seller or any of its Affiliates that would have a Seller Material Adverse Effect, except in connection, or in compliance, with the PRC Antitrust Clearance.

Section 4.5 Ownership of Equity Interests

(a) The Seller owns as of record and Beneficially Owns all of the Equity Interests free and clear of all Liens, except for any restriction on transfer pursuant to applicable securities Laws and except for any Liens that would be released at or prior to the Closing.

(b) The Seller is not party to any option, warrant, purchase right or other Contract (other than this Agreement) that could require the Seller to sell, transfer or otherwise dispose of or acquire any Equity Interests of any of the Company Subsidiaries.

(c) The Seller has not entrusted, granted, authorized or otherwise permitted any third party to have or exercise any voting right or similar right over any Equity Interests of any of the Company Subsidiaries.

Section 4.6 Brokers

Except for fees owing to JPMorgan or UBS (which fees would constitute a Seller Transaction Expense hereunder), no broker, finder or similar agent has been employed by, or on behalf of, Dragon Parent and the Seller, and no Person with which the Seller has had any dealings or communications, is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

Section 4.7 No Other Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, DRAGON PARENT AND THE SELLER DO NOT MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO DRAGON PARENT OR THE SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND, IN ANY EVENT, ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES MAY NOT BE RELIED UPON BY THE PURCHASER OR ANY OF ITS AFFILIATES AND REPRESENTATIVES.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as qualified or supplemented by the Purchaser Disclosure Letter (as contemplated by Section 9.2), the Purchaser represents and warrants to Dragon Parent and the Seller as follows:

Section 5.1 Organization and Qualification

(a) The Purchaser is an entity, duly organized or formed, as applicable, validly existing (to the extent the applicable jurisdiction recognizes such concept) under the Laws of its jurisdiction of incorporation or formation, as applicable.

(b) The Purchaser is duly qualified to do business (to the extent the applicable jurisdiction recognizes such concept) under the Laws of its jurisdiction in which the conduct of its business, or the character of the properties owned or leased by it, requires it to be so qualified, except where the failure to be so qualified or to be in good standing would not have a Purchaser Material Adverse Effect.

Section 5.2 Authorization; Enforceability

The Purchaser has the requisite corporate or other similar power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby to be executed and delivered by it, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and such other agreements and documents and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all requisite corporate or other similar action. This Agreement has been, and all agreements and documents contemplated hereby to be executed and delivered by it shall be, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the parties hereto and thereto, shall, upon such execution and delivery hereof and thereof, be the legal, valid and binding obligations of the Purchaser hereunder and thereunder, as applicable, enforceable against the Purchaser in accordance with its terms, except as limited by the General Enforceability Exceptions.

Section 5.3 Consents and Approvals; No Violations

(a) Neither the execution and delivery of this Agreement by the Purchaser, nor the other agreements and documents contemplated hereby to be executed and delivered by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated herein or therein, nor compliance by the Purchaser with any of the provisions hereof or thereof, shall: (i) conflict with or result in a breach of any provisions of the certificate of incorporation, bylaws or articles of association (or equivalent organizational documents) of the Purchaser; or (ii) except as set forth in Section 5.3(a) of the Purchaser Disclosure Letter, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation or imposition of a Lien upon any property or assets of the Purchaser, violate any Law or Order applicable to the Purchaser or any of its properties or assets, except with respect to clause (ii) and as would not have a Purchaser Material Adverse Effect.

(b) No consent by any Governmental Authority is required to be obtained by the Purchaser for the consummation by the Purchaser for the transactions contemplated by this Agreement that if not obtained would have a Purchaser Material Adverse Effect, other than the PRC Antitrust Clearance and PRC Change of Ownership Approvals.

(c) No shareholders’ approval nor any clearance and approval from the Stock Exchange of Hong Kong Limited in accordance with the applicable Hong Kong laws and Hong Kong Listing Rules is required for the consummation by the Purchaser or any of its Affiliates of the transactions contemplated by this Agreement.

Section 5.4 Litigation

(a) There is no Action pending or, to the Knowledge of the Purchaser, threatened in writing, against the Purchaser or any of their respective Affiliates by or before any Governmental Authority that, if determined in a manner adverse to the Purchaser or any of its Affiliates, would have a Purchaser Material Adverse Effect.

(b) There is no outstanding Order binding on or, to the Knowledge of the Purchaser, threatened in writing, against the Purchaser or any of its Affiliates that would have a Purchaser Material Adverse Effect.

Section 5.5 Solvency

Assuming (a) the representations and warranties set forth in Article III are true and correct; (b) compliance in all material respects by the Seller with its obligations hereunder; (c) the satisfaction of the conditions to any of the Purchaser’s obligations to consummate the transactions contemplated by this Agreement set forth in Sections 7.1 and 7.2; and (d) immediately prior to the Shanghai Subsidiaries Closing, the Company Subsidiaries are Solvent, then immediately after giving effect to all of the transactions contemplated by this Agreement, the Purchaser and its Subsidiaries shall be Solvent. For the purpose of this Section 5.5, the term “Solvent” when used with respect to any Person, means, having the ability to satisfy any and all obligations of such Person’s when due and having reasonably sufficient capital to operate such Person’s business. No transfer of property is being made, and no obligation is being incurred, in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or any of its respective Subsidiaries (including, following the applicable Closing, the Company Subsidiaries).

Section 5.6 Brokers

No broker, finder or similar agent has been employed by, or on behalf of, the Purchaser, and no Person with which the Purchaser has had any dealings or communications is entitled to any brokerage commission or finder’s fee in connection with this Agreement or the transactions contemplated hereby.

Section 5.7 Independent Investigation; No Reliance

In connection with its investment decision, the Purchaser expressly acknowledges that it and its Representatives have inspected the business, operations, technology, assets, liabilities, results of operations, financial condition and prospects of the Company Subsidiaries and have conducted such independent review, investigation and analysis (financial and otherwise) of the Company Subsidiaries as desired by the Purchaser. The Purchaser hereby expressly acknowledges that the Seller has provided the Purchaser with limited access to the personnel, properties, premises and books and records of the Company Subsidiaries for this purpose. The Purchaser hereby expressly acknowledges that its purchase of the Equity Interests and the consummation of the transactions contemplated hereby are not done in reliance upon any representation or warranty or omission by, or information from, the Seller or any of its respective Affiliates, employees or Representatives, whether oral or written, express or implied, including any implied warranty of merchantability or of fitness for a particular purpose, except for the representations and warranties specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Seller Disclosure Letter, as applicable), and the Purchaser hereby expressly acknowledges that the Seller expressly disclaims any other representations and warranties. Such purchase and consummation are instead done entirely on the basis of the Purchaser’s own investigation, analysis, judgment and assessment of the present and potential value and earning power of the Company Subsidiaries, as well as those representations and warranties by Dragon Parent and the Seller, as specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Seller Disclosure Letter, as applicable). The Purchaser expressly acknowledges that neither the Seller nor any of their respective Affiliates has made any representation or warranty to the Purchaser regarding the probable success or profitability of the Company Subsidiaries or their business. The Purchaser further expressly acknowledges that neither the Seller nor any of its Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company Subsidiaries, their respective businesses or the transactions contemplated by this Agreement not specifically and expressly set forth in Article III and Article IV (in each case, as modified by the Seller Disclosure Letter, as applicable), and neither the Seller nor any of its respective Affiliates nor any other Person shall have or be subject to any liability to, the Purchaser, its Affiliates, their respective Subsidiaries, stockholders, controlling persons or Representatives or any other Person resulting from the distribution to the Purchaser or their respective Representatives or the Purchaser’s use of any such information, including the Confidential Information Memorandum, any other confidential information memoranda or management presentations distributed by, or on behalf of, any of the Company Subsidiaries relating to their respective businesses, any such information contained in the VDR or any other data room (including any electronic or “virtual” data room), or any information contained in any publication, document or other form provided or made available, or any omission thereof or therein, the Purchaser or any of their respective Representatives in connection with the purchase and sale of the Equity Interests and the transactions contemplated hereby. Dragon Parent and the Seller (together with the Company Subsidiaries and other of their Affiliates) have acted in good faith for the purpose of providing all relevant information and books and records.

Section 5.8 Available Funds.

The net proceeds possessed by the Purchaser as of the date hereof and as of each of the applicable Closings (“Available Funds”) will be sufficient to consummate the transactions contemplated by this Agreement and satisfy all obligations of the Purchaser under this Agreement, including the payment by the Purchaser of (i) the Estimated Purchase Price and other amounts payable by the Purchaser pursuant to Section 2.6 and Section 2.8; (ii) the aggregate amounts payable by the Purchaser pursuant to Section 2.10; and (iii) any other amounts required to be paid by the Purchaser (from and after the applicable Closing) in connection with the consummation of the transactions contemplated by this Agreement. No Person has any right to the Available Funds on the date hereof and on the applicable Closing Date. The Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any payment obligations on each of the Closing Dates. For the avoidance of doubt, it is not a condition to either Closing under this Agreement for the Purchaser to obtain any alternative debt or equity financing.

Section 5.9 Payment Guarantees.

No later than one (1) Business Day after the date hereof, the Purchaser will deliver to the Seller the GME Payment Guarantee and the Shanghai Subsidiaries Payment Guarantee, dated the date thereof and duly executed by the GME Guarantor and Shanghai Subsidiaries Guarantor, respectively. Each of the Payment Guarantees is in full force and irrevocable and constitutes the legal, valid and binding obligation of the respective Guarantors, enforceable in accordance with its terms, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the respective Guarantors under the corresponding Payment Guarantees.

Section 5.10 No Amendment.

Without the prior written consent of Dragon Parent and the Seller, the Purchaser has not, and has caused its Affiliates not to, (i) amend, modify, withdraw, waive, invalidate or terminate any Payment Guarantees; (ii) take any action that could cause either of the Guarantors to amend, modify, withdraw, waive, invalidate or terminate any Payment Guarantees; or (iii) enter into or modify any other Contract relating to the transactions contemplated hereby in a manner that (a) would be inconsistent with the terms of this Agreement and any other agreements relating to the transactions contemplated hereby, or (b) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (i) the consummation by the Purchaser of the transactions contemplated hereby or (ii) the compliance by the Purchaser of its respective obligations under this Agreement.

Section 5.11 No Other Representations or Warranties

EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE V, THE PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE PURCHASER OR ANY OF ITS ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED AND, IN ANY EVENT, ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES MAY NOT BE RELIED UPON BY DRAGON PARENT OR THE SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Company Subsidiaries’ Business Prior to the Closing

(a) Except: (i) for the matters set forth in Section 6.1(a) and Section 6.1(b) of the Seller Disclosure Letter; (ii) as required by the terms of any Company Contract in existence as of the date of this Agreement or under applicable Law; (iii) as otherwise contemplated by this Agreement; or (iv) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), from and after the date hereof and prior to the applicable Closing or such earlier date as this Agreement may be terminated in accordance with its terms, the business of the Company Subsidiaries shall be conducted in the ordinary course of business in all material respects, including making punctual payment of operating expenses, collecting the Inter-Company Non-trade Receivable and discharging the Inter-Company Non-trade Payable, in each case, in a manner that is consistent with past practice and in accordance with the terms specified in the applicable underlying agreements.

(b) Without limiting the provisions of the foregoing clause (a), except (i) for the matters set forth in Section 6.1(a) and Section 6.1(b) of the Seller Disclosure Letter; (ii) as required by any Contract in existence as of the date of this Agreement or under applicable Law; (iii) as otherwise contemplated by this Agreement, including as contemplated by any Employee Benefit Plan; or (iv) with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof and prior to the applicable Closing or such earlier date as this Agreement may be terminated in accordance with its terms, the Company Subsidiaries shall not:

(i) change or alter its authorized or issued equity interests or registered capital, including any increase, reduction, consolidation, subdivision or conversion thereof, or the rights in respect thereof, or issue, deliver, grant, sell, dispose of, pledge, award or otherwise encumber, or authorize or propose the issuance, delivery, grant, sale, disposition, pledge or other encumbrance of any additional shares of capital stock of any class, any equity interests, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, any equity interests, or any direct or indirect rights, warrants, options, appreciation rights, phantom stock, profit participation rights, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock, any equity interests or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or equity interests of any of the Company Subsidiaries;

(ii) redeem, purchase or otherwise acquire, propose or offer to redeem, purchase or otherwise acquire, any outstanding shares of capital stock or equity interests of any of the Company Subsidiaries;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Company Subsidiaries or authorize or undertake a dissolution, consolidation, recapitalization, merger, liquidation, or other reorganization or restructuring of the corporate structure of any of the Company Subsidiaries;

(iv) amend any of the Company Organizational Documents, other than immaterial changes;

(v) establish, enter into, adopt, amend, renew, extend, or terminate any Employee Benefit Plan or any plan, program, policy, agreement, or arrangement that would be an Employee Benefit Plan, except as required pursuant to any plan, program or agreement existing on the date hereof or applicable Laws);

(vi) make any change in financial accounting methods, principles or practices, except as required by a change in PRC GAAP or applicable Law;

(vii) directly or indirectly acquire or agree to acquire in any transaction (by merger, consolidation, stock or asset purchase, or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof, or enter into any agreement, arrangement or understanding with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements;

(viii) (A) other than purchases and sales of products, inventory and supplies in the ordinary course of business, consistent with past practice, acquire or agree to acquire, sell, lease (as lessor), license, assign, exchange, pledge, mortgage, encumber, abandon or otherwise transfer or dispose of any tangible or intangible assets (other than real property) in excess of USD $500,000, in the aggregate (including by merger, consolidation, acquisition of stock or assets), except for sales, dispositions or transfers of products, inventory or obsolete or worn-out equipment in the ordinary course of business consistent with past practice; or (B) sell, lease (as lessor), mortgage, pledge, encumber, abandon, sell and leaseback or otherwise transfer or dispose of any real properties material to the Company Subsidiaries or the TSU Business, taken as a whole, or any material rights or interests therein;

(ix) change any material Tax election, change an annual Tax accounting period, adopt or change any material method of accounting for Tax purposes, file any material amended Tax Return, enter into any material closing agreement for Tax purposes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to any of the Company Subsidiaries if such action could reasonably be expected to materially increase taxes in any taxable period beginning on or after the Closing Date;

(x) dispose of or permit to lapse any rights to any Intellectual Property necessary to the operation of the business of the Company Subsidiaries, taken as a whole, except in the ordinary course of business, consistent with past practice, or between or among the Company Subsidiaries or between or among Subsidiaries of the Seller, grant or acquire, agree to grant to or acquire from any Person any rights to any Intellectual Property (to the extent currently used in the TSU Business);

(xi) create, assume, incur, or guarantee any Indebtedness in excess of USD $500,000, or for the purpose of declaring, setting aside for payment or paying any dividend or other distribution with respect to any Equity Interest of any of the Company Subsidiaries, or create, assume, incur any other guarantee or Lien, except for: (A) Indebtedness, or other guarantee or Lien incurred in the ordinary course of business, consistent with past practice, including Indebtedness incurred, assumed, or guaranteed under the revolving portion of the Credit Agreements; (B) Indebtedness, or other guarantee or Lien incurred under letters of credit entered into in the ordinary course of business, consistent with past practice; (C) guarantees by any of the Company Subsidiaries of Indebtedness of any other Company Subsidiary; or (D) Indebtedness of any of the Company Subsidiaries to any other Company Subsidiary; provided that the Seller shall provide a good faith estimate of the dividend distribution plan for the period between the date hereof and the Cut-Off Date to the Purchaser as soon as practicably after the date hereof;

(xii) settle, compromise, discharge, waive, release, assign or agree to settle or enter into any waiver, release, assignment, compromise or settlement of any pending or threatened litigation, investigation, arbitration or proceeding other than those that do not involve the payment by any of the Company Subsidiaries of monetary damages in excess of USD $100,000 in any individual instance;

(xiii) cancel, surrender, allow to expire or fail to renew, any Permit that is necessary for the operation of the business of the Company Subsidiaries (to the extent currently maintained in the business or as otherwise required by applicable Law);

(xiv) conduct any “mass layoff,” as defined in the applicable PRC Laws;

(xv) except pursuant to the express terms of the applicable Company Contract or otherwise in the ordinary course of business consistent with past practice: (A) terminate, cancel or modify or amend in any material respect any Company Contract that has a contract backlog value in excess of USD $500,000 (or such Contract that would have such value if in effect as of the date hereof); (B) enter into any Contract that has a contract backlog value in excess of USD $500,000; (C) waive, release or assign any material rights under any Company Contract that has a contract backlog value in excess of USD $500,000 (or such Contract that would have such value if in effect as of the date hereof);

(xvi) accelerate or alter in any material respect practices and policies relating to the rate of collection of accounts receivable or payment of accounts payable (except for delay in payment of any such payables being contested in good faith by any of the Company Subsidiaries);

(xvii) change the payroll payment date of the Company Subsidiaries (i.e. the 10th day of any calendar month, and in the event that the 10th day of a given calendar month is a holiday or weekend, then the last working day before the 10th day of such month); or

(xviii) agree to take any of the foregoing actions.

Section 6.2 Access to Information; Confidentiality

(a) From the date hereof and prior to the GME Closing or such earlier date as this Agreement may be terminated in accordance with its terms, and subject to compliance with applicable Law and this Section 6.2(a), Dragon Parent and the Seller shall give the Purchaser and its Representatives reasonable access during regular business hours to the properties, books and records of the Company Subsidiaries at the reasonable, prior request of the Purchaser in connection with the transactions contemplated hereby; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Dragon Parent, the Seller and the Company Subsidiaries. All contacts with any employee of Dragon Parent, the Seller or the Company Subsidiaries must be requested in writing by the Purchaser and must first be approved by and coordinated through the executive officers of Dragon Parent or the Seller (or their designee(s)). In no event shall Dragon Parent or the Seller be obligated to provide: (i) such access or information if the Seller determines, in its reasonable judgment, that doing so may; (A) violate applicable Law, an Order, a Contract or any other obligation of confidentiality or any other obligation owing to a third Person; (B) jeopardize the protection of the attorney-client privilege or any other privilege or immunity; or (C) expose the Seller or any of the Company Subsidiaries to risk of liability for disclosure of sensitive, confidential or personal information; or (ii) any portion of any Tax Return (or supporting work papers or documents related thereto) of, or with respect to, Dragon Parent, the Seller or any of its Affiliates (other than any Tax Return solely and directly related to any of the Company Subsidiaries. In addition, from the date hereof and prior to the Shanghai Subsidiaries Closing or such earlier date as this Agreement may be terminated in accordance with its terms, the Seller may designate any competitively sensitive information provided to the Purchaser or its Representatives, Subsidiaries or Affiliates pursuant to this Agreement as “outside counsel only” and such information shall be given only to the outside counsel of the Purchaser and may not be shared, conveyed, summarized or otherwise disclosed in any manner with the Purchaser or any of its Subsidiaries or any of their respective Representatives (other than such outside counsel), except as may be expressly agreed to in writing by Dragon Parent or the Seller in advance.

(b) All information provided or obtained in connection with the transactions contemplated by this Agreement shall be kept confidential by the Purchaser and its Representatives, Subsidiaries and Affiliates in accordance with the Confidentiality Agreement. In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement shall govern.

(c) Section 6.2(b) shall not prohibit disclosure or use of any information if and to the extent:

(i) the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of a party or its holding company are listed (including but not limited to the Hong Kong Stock Exchange);

(ii) the disclosure or use is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or in order to enable a determination to be made by the Settlement Accountants under this Agreement;

(iii) the disclosure is made to professional advisers of any party on a need-to-know basis and on terms that such professional advisers undertake to comply with Section 6.2(b) in respect of such information as if they were a party to this Agreement; or

(iv) the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement).

Section 6.3 Regulatory Filings

(a) PRC Antitrust Clearance and PRC Change of Ownership Approvals.

(i) Within thirty (30) Business Days after the signing of this Agreement, but in no event shall be later than three (3) Business Days following the receipt of the PRC Antitrust Clearance, the Purchaser shall deliver to the Seller each of the items set forth in Exhibit L hereto in respect of securing the GME Change of Ownership Approvals and the GME Change of SAFE Registration Filing, in each case duly executed by the Purchaser as applicable;

(ii) As soon as practicable, Dragon Parent and the Seller shall deliver to the Purchaser each of the items in respect of securing the PRC Antitrust Clearance which are acceptable to the relevant Governmental Authority;

(iii) Within three (3) Business Days after the PRC Antitrust Clearance, Dragon Parent and the Seller shall deliver to the Purchaser each of the items as set forth in Exhibit M attached hereto in respect of securing the Shanghai Subsidiaries Change of Ownership Approvals and the Shanghai Subsidiaries Change of SAFE Registration Filing, in each case duly executed by the Purchaser as applicable, provided that the Purchaser shall strictly follow the submission time for Shanghai Subsidiaries Change of Ownership Approvals stipulated in Section 6.3 (a)(v) below.

(iv) Within four (4) Business Days after the PRC Antitrust Clearance, Dragon Parent and the Seller shall cause GME to submit the GME Change of Ownership Approvals.

(v) Within three (3) Business Days after the GME New Business License Date, the Purchaser shall (and Dragon Parent and the Seller shall cause the Shanghai Subsidiaries to cooperate and assist in a timely manner) submit the filing documents for Shanghai Subsidiaries Change of Ownership Approvals.

(vi) Within three (3) Business Days after obtaining the GME Change of Ownership Approvals, Dragon Parent and the Seller shall cause GME to carry out the GME Change of SAFE Registration Filing. Within one (1) Business Day following the GME Change of SAFE Registration Filing Completion Date, Dragon Parent and the Seller shall provide the Purchaser with a copy of the GME SAFE Registration Voucher for the preparation of the GME Closing.

(vii) Within three (3) Business Days after obtaining the Shanghai Subsidiaries Change of Ownership Approvals, the Purchaser shall carry out the Shanghai Subsidiaries Change of SAFE Registration Filing. Within one (1) Business Day following the Shanghai Subsidiaries Change of SAFE Registration Filing Completion Date, the Purchaser shall cause each of the Shanghai Subsidiaries to provide the Seller with a copy of the Shanghai Subsidiaries SAFE Registration Voucher for the preparation of the Shanghai Subsidiaries Closing.

(b) Without limiting the generality of the foregoing, upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and to the extent applicable, shall cause their respective Affiliates and equityholders to take, or cause to be taken, all actions, to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable but, in any event, no later than the End Date, the transactions contemplated hereby in accordance with the terms of this Agreement, including: (i) the obtaining of all necessary approvals and filing of all necessary notifications under any applicable Laws required in connection with this Agreement and the transactions contemplated hereby; (ii) the filing of all necessary notifications and obtaining of all necessary actions or non-actions, waivers, consents, approvals and authorizations from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority; (iii) the obtaining of all necessary waivers, consents, approvals and authorizations from third parties; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Unless otherwise expressly agreed herein, neither the Seller nor any of its respective Affiliates (other than the Company Subsidiaries) shall be obligated to grant any consideration, or pay any fee or other similar payment, to any third Person from whom consent or approval is required or requested from or by such third Person in connection with the consummation of the transactions contemplated by this Agreement in order to obtain any such consent or approval. In addition, upon the terms and subject to the conditions herein provided and subject to the parties’ (and to the extent applicable, their respective Affiliates’) obligations under applicable Law, none of the parties hereto shall (and such parties shall cause, to the extent applicable, their respective Affiliates not to) knowingly take, or cause to be taken, any action that would reasonably be expected to materially delay or prevent the satisfaction by the End Date of the condition set forth in Section 7.1. The Purchaser (as the filing party for the PRC Antitrust Clearance and any other Governmental Authority filings and approvals, as the case may be) undertakes and agrees (and to the extent applicable, shall cause its respective Affiliates and equityholders to undertake and agree) to file: (x) an appropriate filing notification and form pursuant to the PRC Antitrust Clearance with respect to the transactions contemplated by this Agreement as soon as reasonably practicable following the date of this Agreement and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the PRC Anti-Monopoly Law; (y) such other antitrust or other regulatory filings and applications for approvals and consents as are required under any other applicable Laws as soon as practicable and to provide as promptly as practicable any additional information and documentary material that may be requested by the relevant Governmental Authority. The Purchaser shall have the responsibility for all filing fees associated with filings pursuant to the PRC Anti-Monopoly Law, if applicable, and all other antitrust and other regulatory filings with any Governmental Authority, including those that may be required to be filed in any other jurisdiction that may be requested pursuant to the PRC Anti-Monopoly Law. Without limiting the foregoing, the Seller shall use its best efforts to assist the Purchaser’s submission of the tax registration form for the transactions contemplated hereby.

(c) The Purchaser and the Seller shall and, to the extent applicable, shall cause their respective Affiliates and equityholders to: (i) respond as promptly as practicable to any inquiries and requests received from the SAMR or any other Governmental Authorities, as applicable, in connection with antitrust matters, PRC Change of Ownership Approvals or applicable Laws; and (ii) not extend or cause to be extended any waiting period under the applicable Law or enter into any agreement with the SAMR or any other Governmental Authorities not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of the other of the Purchaser or the Seller, as applicable.

(d) In addition and subject to applicable Law, the Purchaser, on the one hand, and the Seller, on the other hand, shall and, to the extent applicable, shall cause their respective Affiliates and equityholders to: (i) promptly notify the other party of any written communication from the SAMR or any other Governmental Authority, as applicable, concerning this Agreement or the transactions contemplated hereby to that party and permit the other party to review in advance any proposed communication to any of the foregoing; (ii) consult with the other party prior to participating in any meeting, telephone call or discussion with the SAMR or any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, as applicable, and provide the other party the opportunity to attend and participate in any such meeting, telephone call or discussion; and (iii) furnish the other party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its Representatives, on the one hand, and the SAMR or any Governmental Authority or members of their respective staffs, on the other hand, as applicable, with respect to this Agreement or the transactions contemplated hereby and provide a reasonable opportunity to the other party to comment on letters, presentations, whitepapers and other substantive communications to the SAMR or the Governmental Authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications.

(e) The Purchaser shall use their best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transaction contemplated hereby, including, without limitation; (i) employing such resources as are necessary or desirable to obtain the PRC Antitrust Clearance and to assist the Company Subsidiaries to obtain the PRC Change of Ownership Approvals, and cause the Purchase Price to be converted into USD by a third-party financial institution or Person and paid to a bank account located outside of the PRC as designated by the Seller; and (ii) taking any and all steps necessary or desirable to avoid or eliminate each and every impediment under applicable Laws that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the transactions contemplated hereby.

Section 6.4 Employee Benefits

(a) For the two (2) year period following the applicable Closing, the Purchaser shall provide each employee of the Company Subsidiaries (collectively, the “Company Employees”) and all Related Employees with: (i) base salary and target bonus opportunities that are individually no less favorable than each such employee’s base salary and target bonus opportunities prior to such Closing; and (ii) all other compensation and benefits that are, with respect to each Company Employee, no less favorable in the aggregate than the compensation and benefits provided to such Company Employee under the Employee Benefit Plans immediately prior to the applicable Closing.

(b) Notwithstanding anything to the contrary in this Agreement, any of the Company Subsidiaries, in their sole discretion, are permitted to: (i) prior to the applicable Closing, pay out bonuses for any completed fiscal year to their employees in the ordinary course of business; and (ii) at such Closing, pay to each eligible employee a pro rata bonus in respect of such Company Subsidiary’s then-current fiscal year through the Closing based on such Company Subsidiary’s determination, in good faith, of the amounts earned, based on actual performance through the Closing. Nothing contained herein, expressed or implied, is intended to confer upon any Company Employee or any other Person any benefits under any benefit plans, programs, policies or other arrangements, and the provisions of this Section 6.4(b) are solely for the benefit of the parties to this Agreement. No provision of this Agreement shall: (i) require the Purchaser or any of its Subsidiaries to continue any Employee Benefit Plans or prevent the amendment, modification or termination thereof after the applicable Closing Date; (ii) be treated as an amendment to any particular Employee Benefit Plan or employee benefit plan of the Purchaser for any purpose; or (iii) guarantee any future employment of any Company Employee.

Section 6.5 Related Employees

(a) Hong Kong Related Employees.

(i) The Purchaser agrees to offer employment through its subsidiary in Hong Kong (the “New HK Employer”) to certain Hong Kong employees of the Seller or its Affiliates (such Hong Kong employees, whose names appear on Exhibit N of this Agreement the “Hong Kong Related Employees,” and each Hong Kong Related Employee’s employer prior to the Cut-Off Date, the “Current HK Employer”) on the same or no less favorable terms than their current employment, including salary level, employee benefits, and the severance or long-term service payments required under applicable laws (the “Offer”), on the Cut-Off Date. For purposes of this section, the Hong Kong Related Employees’ current employment with the Current HK Employer and the new employment with the New HK Employer will be referred to as the “Current Employment” and the “New Employment” respectively hereinafter. The Offer, which may be in the form of a new employment contract or employment letter for the New Employment, shall include the following terms:

(A) the length of service of the relevant Hong Kong Related Employees under the Current Employment shall be recognized for the purpose of calculating any future contractual or statutory entitlements in connection with his/her employment by the New HK Employer;

(B) any annual leave entitlements of the Hong Kong Related Employees accrued but untaken under the Current Employment prior to the Cut-Off Date will not be recognized by the New HK Employer under the New Employment. Each of the Hong Kong Related Employees shall settle such accrued annual leave entitlements with the Current HK Employer upon or before termination of the Current Employment;

(C) the New Employment will commence on the first (1st) Business Day in Hong Kong immediately after the date of termination of the Current Employment, which is set out in the Offer, provided that the Offer shall not specify a date to commence the New Employment that would trigger any payment in lieu of notice payable by the Current HK Employer ; and

(D) Dragon Parent, the Seller and the Purchaser acknowledge that as a condition precedent to the relevant Hong Kong Related Employee’s acceptance to the Offer, the Hong Kong Related Employee shall have signed a confirmation letter to both the Current HK Employer and the New HK Employer confirming (1) he/she has no claims against the Current HK Employer (and its directors, employees or agents), and shall release such persons from any and all claims, in connection with the Hong Kong Related Employees’ Current Employment, and the released persons shall be entitled to enforce such release as a third party beneficiary of the contract between the Hong Kong Employee and the New HK Employer; and (2) with the exception of any entitlements that shall be payable by the Current HK Employer up to date of termination (which shall be set out in the confirmation letter), he/she is not entitled to any salary, wages, commission, bonus, allowance, leave pay, gratuity or other payments whatsoever expressed in monetary terms (other than long service payment and severance payment under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) which may be payable by the New HK Employer in the future), or to any share option, medical insurance coverage or other benefits whatsoever not expressed in monetary terms, which are or may be payable as a result of his/her employment with the Current HK Employer.

(ii) The Purchaser will notify the Seller at least seven (7) days prior to making the Offer to the Hong Kong Related Employees and provide a copy of the Offer for each of the Hong Kong Related Employees.

(iii) The Seller will arrange for the Current HK Employer to provide a written notice to the Hong Kong Related Employees of the termination of the Hong Kong Related Employees’ Current Employment at least one (1) month prior to their intended commencement date of their employment with the New HK Employer under the Offer.

(b) Mainland China Related Employees.

(i) The Purchaser agrees to offer employment through the Company Subsidiaries to each of the mainland China Related Employees whose name are listed in the Exhibit N of this Agreement; and such mainland employees, the “Mainland China Related Employees”) on the same or no less favorable terms than their current employment, including salary level, employee benefits, and the severance or long-term service payments required under applicable laws (“MC Offer”), on the Cut-Off Date. For purpose of this section, the Mainland China Related Employees’ current employment with the Seller’s Affiliates (“MC Current Employer”) and the new employment with any Company Subsidiary will be referred to as the “MC Current Employment” and the “MC New Employment” respectively hereinafter. The MC Offer, which may be in the form of a new employment contract for the MC New Employment, shall include the following terms:

(A) the length of service of such Mainland China Related Employee under the MC Current Employment shall be recognized for the purpose of calculating any future contractual or statutory entitlements in connection with his/her employment with any of the Company Subsidiaries;

(B) any annual leave entitlements of the Mainland China Related Employees accrued but untaken under the MC Current Employment prior to the Cut-Off Date will not be recognized by the Company Subsidiaries under the MC New Employment. Each of the Mainland China Related Employees shall settle such accrued annual leave entitlements with the Seller’s Affiliates upon the termination of the MC Current Employment; and

(C) the MC New Employment will commence on the first Business Day in Mainland China immediately after the date of termination of the MC Current Employment which is set out in the MC Offer, provided that the MC Offer shall not specify a date to commence the MC New Employment that would trigger any payment in lieu of notice payable by the Current HK Employer.

(ii) Dragon Parent, the Seller and the Purchaser acknowledge that as a condition precedent to the relevant Mainland China Related Employee’s acceptance to the MC Offer, the Mainland China Related Employee shall have entered into a confirmation letter to both of the MC Current Employer and the MC New Employer confirming (A) he/she has no claims against the MC Current Employer (and its directors, employees or agents), and shall release such persons from any and all claims, in connection with his or her MC Current Employment; and (B) he/she is not entitled to any salary, wages, commission, bonus, allowance, leave pay, or other payments whatsoever expressed in monetary terms related to or arising from the MC Current Employment other than those payments that shall be made by the MC Current Employer on the date of termination of the MC Current Employment.

Section 6.6 Public Announcements

The Purchaser, on the one hand, and Dragon Parent, on the other hand, shall consult with each other before issuing, and provide each other reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby, which comments the issuing party is not obligated to accept, and shall not issue any such press release or make any such public statement prior to such consultation. If a party to this Agreement is required to issue any such press release or make any such public statement or any announcement, communication or circular by applicable Law, court process or by obligations pursuant to the corresponding listing rules (including, but not limited to, NASDAQ and the Hong Kong Listing Rules), then such party shall use their reasonable best efforts to notify the other party hereof in reasonable detail of the basis for such requirement and afford the other party hereof an opportunity to review and comment upon any such communication and, at the other party’s election in its sole discretion, take any legal action to prevent such communication from being required; provided, however, that upon and after the Shanghai Subsidiaries Closing, the Purchaser, the Seller and its Affiliates shall be entitled to provide general information, including issuing a press release or similar such public announcement, concerning the transactions contemplated hereby to their respective investors and prospective investors for the purpose of fundraising, marketing, reporting or informational activities, in each case with obtaining such prior approval.

Section 6.7 Further Assurances

On and after the applicable Closing Date, the Purchaser, the Seller and Dragon Parent shall use its best efforts from time to time to execute and deliver at the reasonable request of the other party or at the request of any Governmental Authority such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby, which shall include, without limitation, any documents, instruments or actions reasonably required to obtain the PRC Change of Ownership Approvals and cause the Purchase Price to be converted into USD by a third-party financial institution or Person and paid to a bank account located outside of the PRC as designated by the Seller.

Section 6.8 Notification of Certain Matters

(a) Dragon Parent or the Seller shall give prompt notice to the Purchaser in writing of: (i) (A) it becomes aware of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 7.2(b) would not be satisfied; or (B) any of its failure or any failure of any Company Subsidiary to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 7.2(d) would not be satisfied; or (ii) it becomes aware of the occurrence or existence of any event, development or change that has had, or would have a Company Subsidiary Material Adverse Effect or Seller Material Adverse Effect that, in each case, would not reasonably be expected to be cured by the End Date.

(b) The Purchaser shall give prompt notice to the Seller in writing of: (i) (A) the Purchaser becoming aware of any representation or warranty made by the Purchaser contained in this Agreement becoming untrue or inaccurate such that the conditions set forth in Section 7.3(a) would not be satisfied; or (B) any failure of the Purchaser to comply with any covenant or agreement to be complied with by it under this Agreement such that the conditions set forth in Section 7.3(b) would not be satisfied; or (ii) The Purchaser becomes aware of the occurrence or existence of any event, development or change that has had, or would have, a Purchaser Material Adverse Effect that, in each case, would not reasonably be expected to be cured by the End Date.

Section 6.9 Taxes

(a) With respect to Taxes of the Company Subsidiaries relating to any taxable period beginning on or before and ending on or after the applicable Closing Date (a “Straddle Period”), for purposes of determining the allocation of Taxes in any component of the Final Purchase Price, the portion of any Tax that is allocable to the taxable period that is deemed to end on the applicable Closing Date will be: (i) in the case of real estate and property related Taxes and other ad valorem Taxes similarly imposed on an annual or periodic basis (including but not limited to real estate Tax, land use right Tax), deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period up to and including the applicable Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including income, similar Taxes), determined as though the taxable year of any of the Company Subsidiaries terminated on (and included) the applicable Closing Date; provided that (A) any Taxes that are the result of or that are attributable to any transactions or actions that occur on the applicable Closing Date but after the Cut-Off Date outside the ordinary course of business shall not be allocated to the taxable period that is deemed to end on the applicable Closing Date; and (B) exemptions, allowances or deductions generated by the Seller Transaction Expenses shall be treated as allocable to a taxable period (or portion thereof) ending on or before the applicable Closing Date.

(b) The Purchaser, the Company Subsidiaries, and the Seller agree to furnish or cause to be furnished to the others, upon request as promptly as practicable, such information and assistance relating to Taxes as the others may reasonably request.

(c) Withholding Tax. For the avoidance of doubt, the Seller (other than the Purchaser) agrees to bear all the relevant PRC Tax (i.e., the Final Withholding Tax as defined below) arising from the transactions under this Agreement and such Tax should be deducted from the Final Purchase Price at Closing, withheld and paid by the Purchaser to the competent Taxing Authority on behalf of the Seller. Within thirty (30) Business Days from the date hereof, the Seller shall provide the Purchaser with a report (“Tax Withholding Calculation Report”) indicating (i) all relevant costs and expenses contemplated to be deducted from the Purchase Price; and (ii) all the withholding Tax Returns; record filing forms and other relevant documents to be filed with the applicable PRC Taxing Authority for the sale of the Equity Interests in each of the Company Subsidiaries, which report shall be prepared by the Seller in accordance with PRC GAAP and applicable PRC Tax Laws. The Seller, together with its Tax advisor, will undertake to discuss the taxation basis for this transaction with the appropriate Taxing Authority. The Purchaser agrees to use best efforts to cooperate with the Company Subsidiaries and the Seller to withhold from the Purchase Price as withholding agent on the Seller’s behalf and pay to the relevant PRC Taxing Authority the PRC withholding Tax imposed on the Purchase Price in accordance with applicable PRC laws (the amount of such taxes, the “Withholding Tax”) as promptly as practicable, but in no event later than five (5) Business Days after the applicable Payment Date. If the final Withholding Tax as determined by the competent Taxing Authority (the “Final Withholding Tax”) is different from the amount withheld by the Purchaser, such difference shall be adjusted pursuant to this Section 6.9(c) and Section 2.10. In determining the amount of the Withholding Tax, to the extent permitted by applicable Laws, the parties shall use reasonable best efforts to try to reduce the amount of Taxes payable, in which case (the Seller shall procure that) such efforts shall not affect the Closing schedule of the transaction contemplated hereunder. Following the payment of the Withholding Tax and, if applicable, the difference between the Withholding Tax and the Final Withholding Tax, to the applicable PRC Taxing Authority, the Company Subsidiaries and the Purchaser shall forward to the Seller proof of such filings and payments, including the submitted Tax Return(s), Tax payment certificate(s) and record filing form under Public Notice [2013] No.40 jointly issued by the State Taxation Administration and State Administration of Foreign Exchange clarifying certain issues on Tax record-filing in remitting outward payment for service trade and the local Taxing Authority’s requirements.

(d) Stamp Duty. The Purchaser and the Seller shall: (i) submit on its own behalf to the applicable PRC Taxing Authority the stamp duty attributable to it (such amount, the “Stamp Duty Portion”); and (ii) pay the amount of stamp duty attributable to such party, in each clause (i) and (ii), as required by the applicable Taxing Authority in the PRC to complete the PRC Change of Ownership Filings.

(e) Withholding Tax Indemnification.

(i) Unless required by applicable Laws, subject to the terms in Section 6.9(e)(ii) and Section 6.9(e)(iii), during the five (5) year period beginning on the applicable Closing Date, without the prior written consent of the Seller, neither the Purchaser nor any Company Subsidiary shall take any action, cause any action to begin, or fail to take any action reasonably requested by the Seller, which action or failure to take action could reasonably be expected to result in the imposition of Withholding Tax in excess of the amount deducted from the Purchase Price.

(ii) The Purchaser shall promptly inform Dragon Parent and the Seller in writing of any correspondence from a PRC Taxing Authority that relates to a Tax Claim or queries in relation to the Withholding Tax Liability (as defined below), but in any event no later than five (5) Business Days upon the receipt of any such request or notice provided by a PRC Taxing Authority, whether in writing (including via email) or otherwise. Such notice shall contain factual information (to the extent known to the Purchaser, its Affiliates or any of the Company Subsidiaries) describing the asserted Withholding Tax Liability in reasonable detail and shall include copies of any notice or other document received from the PRC Taxing Authority in respect of any such asserted Withholding Tax Liability. Subject to prior written approval by the Seller, upon receipt of the notification sent by the Purchaser, the parties may communicate with the PRC Taxing Authority to the extent permitted by applicable Laws. The Seller shall have the right, at its own costs and expenses, to control the conduct and defense of any Tax Claim and to the extent permitted by applicable Laws the Purchaser agrees to cause the Company Subsidiaries to cooperate in the defense of any Tax Claim of which expenses and costs shall be borne by the Seller. Neither the Purchaser nor any Company Subsidiary shall settle or compromise any Tax Claim without the prior written consent of the Seller.

(iii) All parties hereby agree and acknowledge, the Purchaser (acting as withholding agent on the Seller’s behalf) shall, subject to restrictions in Section 6.9(e)(ii) and in accordance with applicable Laws and the requirements of the applicable PRC Taxing Authority, make payment of the additional Withholding Tax, any late fees and other relevant liabilities (if any) arising from a Tax Claim (collectively “Withholding Tax Liability”). During the five (5) year period beginning on the applicable Closing Date, Dragon Parent and the Seller shall hold harmless and indemnify the Purchaser against any such Withholding Tax Liability prior to the payment due date indicated on the payment notice of such Withholding Tax Liability issued by a PRC Taxing Authority; provided that the Purchaser informs the Seller of such Withholding Tax Liability in accordance with Section 6.9(e)(ii); provided further, however, neither Dragon Parent nor the Seller shall be required to indemnify the Purchaser to the extent that such Withholding Tax Liability is attributable to, arises from, or otherwise would not have been incurred but for, the breach of the covenants in Section 6.9(e)(i) to (iii) by the Purchaser or any Company Subsidiary.

Section 6.10 Pre-Closing Preparation Work

Dragon Parent and the Seller shall use their best efforts to cause their respective Affiliates to provide the services set forth in Exhibit S hereto.

Section 6.11 Financing

(a) Prior to the GME Change of Ownership Approvals Submission Date, the Purchaser shall deliver to the Seller one or several bank statements indicating the balance of its bank accounts (“Payment Accounts”) having sufficient funds necessary and solely reserved for the satisfaction of all obligations of the Purchaser with respect to the GME Allocated Purchase Price. Prior to the Cut-Off Date, the Purchaser shall deliver to the Seller one or more bank statements indicating the balance of Payment Accounts having sufficient funds necessary and solely reserved for the satisfaction of (i) all obligations of the Purchaser with respect to the Shanghai Subsidiaries Allocated Purchase Price and (ii) any other amounts required to be paid by the Purchaser or the Company Subsidiaries (from and after each Closing) in connection with the consummation of the transactions contemplated by this Agreement. The Purchaser shall maintain such sufficient funds in the Payment Accounts until the earliest to occur of (a) the Shanghai Subsidiaries Payment Date; (b) payment of the applicable Purchaser Termination Fee due and payable under Section 8.5 following termination of this Agreement; (c) twenty (20) Business Days after termination of this Agreement under circumstances in which no claim for payment of the Purchaser Termination Fee has been made by the Seller; and (d) if a claim for payment of the Purchaser Termination Fee has been made by the Seller in connection with the termination of this Agreement, a final determination by a court of competent jurisdiction that no Purchaser Termination Fee is due and payable to the Seller.

(b) In the event that any portion of the Available Funds becomes unavailable, the Purchaser shall notify the Seller as soon as reasonably practicable, but in any event within five (5) Business Days, and use its reasonable best efforts to arrange alternative financing, and in an amount sufficient to timely consummate the transactions contemplated by this Agreement within the time periods required or set out in this Agreement.

Section 6.12 Amendment; Payment Guarantee

(a) Without the prior written consent of the Dragon Parent and the Seller, the Purchaser shall not, and shall cause their respective Affiliates not to, (i) amend, modify, withdraw, waive, invalidate or terminate any Payment Guarantees; (ii) take any action that could cause either of the Guarantors to amend, modify, withdraw, waive, invalidate or terminate any Payment Guarantees; or (iii) enter into or modify any other Contract relating to the transactions contemplated hereby in a manner that (x) would be inconsistent with the terms of this Agreement and any other agreements relating to the transactions contemplated hereby; or (y) would or would reasonably be expected to prevent or impede, interfere with, hinder or delay (A) the consummation by the Purchaser of the transactions contemplated hereby; or (B) the compliance by the Purchaser’s obligations under this Agreement.

(b) Subject to the terms and conditions of this Agreement and of the Payment Guarantees, the parties agree that the Seller, provided that there is no default brought out by the Seller, Dragon Parent or the Company Subsidiaries, shall have the right to cause:

(i) the GME Guarantor, to pay any portion of the Guaranteed Amount (as stipulated and adjusted pursuant to the GME Payment Guarantee) if the Purchaser fails to fulfill its payment obligations with respect to the purchase price allocated to GME by the sixtieth (60th) Business Day from the GME Change of SAFE Registration Filing Completion Date; and

(ii) the Shanghai Subsidiaries Guarantor, to pay any portion of the Guaranteed Amount (as stipulated and adjusted pursuant to the Shanghai Subsidiaries Payment Guarantee) if the Purchaser fails to fulfill its payment obligations with respect to the purchase price allocated to Shanghai Subsidiaries by the seventy-fifth (75th) Business Day from the GME Change of SAFE Registration Filing Completion Date.

(c) Without the prior written consent of the Dragon Parent and the Seller, the Purchaser shall not, and shall cause its respective Affiliates not to, take any action that would amend, modify, withdraw, waive, invalidate or terminate such right of the Seller, including without limitation adding or replacing any of the shareholders of the Purchaser as of the date hereof with a shareholder that would change the Purchaser’s company nature from a domestic entity into a foreign-invested entity any time prior to the Shanghai Subsidiaries Payment Date.

(d) The Seller and the Purchaser shall submit its respective written request to the Guarantors as requested by the Guarantors within ten (10) Business Days. The Purchaser shall use its best efforts to request the Applicants and the Guarantors to promptly revise or remove the conditions specified in Article 3 of both Payment Guarantees in the event that (x) a change of Government Authority, a change of Government Authority’s name, a change of document name, or a change of a seal, to be either printed or affixed on GME New Business License or GME SAFE Registration Voucher, as applicable, or (y) a change of the Laws, in each case, would render any such condition in Article 3 of both Payment Guarantees become inapplicable or otherwise unable to be satisfied; provided, however, that such revisions shall not in any way (i) add any additional condition in Article 3 of any Payment Guarantee or (ii) withdraw, waive, invalidate or terminate any Payment Guarantees.

Section 6.13 Post-Closing Covenants

(a) Dragon Parent and the Seller shall use their best efforts to facilitate the transfer process of the vendor codes used for the sale of Company Subsidiary products to the Company Subsidiaries or the Purchaser or its Affiliates and work with the Purchaser to facilitate the transition from the Seller’s ownership of the Company Subsidiaries to the Purchaser’s ownership. The Seller will use best efforts until the six (6)-month anniversary of the GME Closing Date, to cause the goodwill of the TSU Business to continue with the Company Subsidiaries following the completion of the GME Closing and, in this regard, will introduce the Purchaser to all employees, key customers, suppliers and distributors of the Company Subsidiaries.

(b) Dragon Parent and the Seller shall not and shall not permit their Affiliates to for the period lasting until the thirtieth (30th)-month anniversary of the GME Closing Date, (x) offer employment to any then-current employee of the Company Subsidiaries and the Purchaser; or (y) attempt to induce such employee to leave the employment of any of the Company Subsidiaries; provided, that the foregoing provision will not be deemed to prevent Dragon Parent or Seller from conducting general solicitations of employment published in a journal, newspaper or other publication of general circulation or in trade publications or other similar media and which, in any case, are not directed specifically toward such employees.

(c) During the Restricted Period, Dragon Parent and the Seller will not, and will not permit their Affiliates to, directly or indirectly, (i) engage in the Restricted Business in the Territory; (ii) invest in any Person that engages, directly or indirectly, in the Restricted Business in the Territory; or (iii) operate any Person that engages, directly or indirectly, in the Restricted Business in the Territory, in each case by themselves or as a partner or through a joint venture with any other Person; provided, that the obligations described in this Section 6.13(c) shall not apply to an Acquired Business if the Restricted Business of such Acquired Business contributes 10% or less of the total annual gross revenue of such Acquired Business during its most recent fiscal year.

(d) The Purchaser shall use its reasonable best efforts to, and shall cause the Company Subsidiaries to, maintain and timely renew and in no event shall the Purchaser or the Company Subsidiaries cancel, withdraw, surrender, allow to expire or otherwise adversely affect the validity of the High and New Technology Enterprise Certificate of each of the Company Subsidiaries that are effective as of the Cut-Off Date, for a period lasting until the first (1st) anniversary of the calendar tax year in which the last Shanghai Subsidiaries Closing Date occurs. For the avoidance of doubt, the Purchaser shall not be liable for a breach of this clause (d), in the event that the High and New Technology Enterprise Certificate of any of the Company Subsidiaries is cancelled, suspended, withdrawn, revoked or terminated due to any acts or omissions committed by such Company Subsidiary prior to the Cut-Off Date.

(e) The Purchaser shall cause the Company Subsidiaries to maintain all books and records, financial data, and any Tax Returns (or supporting work papers or documents related thereto) of the Company Subsidiaries for the period covering the Cut-Off Date through the end of the calendar tax year in which the Shanghai Subsidiaries Closing Date occurs for a period of ten (10) years.

(f) On the Cut-Off Date, the Purchaser, on behalf of the Company Subsidiaries, (i) shall issue, or cause to be issued, new letters of credit to replace the existing letters of credit issued by Dragon Parent, the Seller or their Affiliates in connection with the Equipment Liabilities (collectively, the “Existing Letters of Credit”), and shall cause the Existing Letters of Credit to be terminated, in each case without any remaining liability to Dragon Parent, the Seller or their Affiliates, (ii) shall cause the Equipment Liabilities to be fully repaid to the party or parties entitled thereto as of the Cut-Off Date and shall cause the Existing Letters of Credit to be terminated, in each case without any remaining liability to Dragon Parent, the Seller or their Affiliates, no later than thirty (30) Business Days after the Cut-Off Date, or (iii) shall negotiate in good faith any alternative arrangements with respect to the Equipment Liabilities that result in the termination of the Existing Letters of Credit as of the Cut-Off Date, without any further liability to Dragon Parent, the Seller or their Affiliates, and that are reasonably acceptable to Dragon Parent, the Seller or their Affiliates.

Section 6.14 The Deposit

(a) Concurrently with the execution of this Agreement, the Purchaser has initiated a wire transfer of immediately available funds equal to RMB 250,000,000 (the “Deposit”) into a bank account (the “Deposit Account”) owned by GME, which shall be received by GME on the next Business Day following the date hereof.

(b) The Deposit shall be maintained in the Deposit Account by GME and shall not be used for any purpose other than those agreed to under this Agreement so long as this Agreement remains in effect and through the consummation of the transactions contemplated by this Agreement. In the event that this Agreement is terminated pursuant to Section 8.2(a), Section 8.2(b)(i) (if terminated by the Purchaser), Section 8.2(b)(ii), Section 8.2(b)(iv), Section 8.2(b)(v), Section 8.2(b)(viii) or Section 8.2(b)(ix) (if terminated by the Purchaser), Dragon Parent and Seller shall cause GME to return the Deposit to the Purchaser within two (2) Business Days after the date of such termination. In the event that this Agreement is terminated pursuant to Section 8.2(b)(iii), Section 8.2(b)(vi) or Section 8.2(b)(vii), GME shall be entitled to retain the Deposit and shall be under no obligation whatsoever to return the Deposit to the Purchaser, provided that the Deposit shall be used to credit against any amounts of the Purchaser Termination Fee payable by the Purchaser pursuant to Section 8.5.

Section 6.15 Form of Tenancy Agreement

(a) After the date hereof, the parties shall negotiate in good faith the terms of the Form of Tenancy Agreement for the Hong Kong Office, to be executed and delivered by each party pursuant to Section 2.5 on terms reasonably satisfactory to each party.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligations

The respective obligation of each party to consummate the transactions contemplated in Section 2.1 is subject to the satisfaction or waiver, to the extent permitted by applicable Law, on or prior to the Cut-Off Date (in the case of Section 7.1(a) and Section 7.1(b)) or on the applicable Closing Date (in the case of Section 7.1(c)) of the following conditions:

(a) Antitrust Approvals. The waiting period applicable to, or clearance with respect to, the transactions contemplated by this Agreement under the PRC Anti-Monopoly Law or any other applicable competition, merger control, antitrust or similar Law of the jurisdictions shall have terminated, expired or been obtained as of the Cut-Off Date.

(b) No Injunctions or Restraints. No applicable Order or Law shall be in effect that prohibits or prevents the consummation of the transactions contemplated hereby (collectively, “Restraints”).

(c) PRC Change of Ownership Approvals. The respective obligation of each party to consummate the transactions contemplated at the GME Closing is subject to the GME Change of Ownership Approvals and the GME Change of SAFE Registration Filing. The respective obligation of each party to consummate the transactions contemplated at the Shanghai Subsidiaries Closing is subject to the applicable Shanghai Subsidiaries Change of Ownership Approvals and the applicable Shanghai Subsidiaries Change of SAFE Registration Filing, respectively.

Section 7.2 Conditions to Obligations of Purchaser

The obligation of the Purchaser to consummate the transactions contemplated in Section 2.1 is further subject to the satisfaction or waiver of the following conditions:

(a) Representations and Warranties of Dragon Parent and the Seller. (i) the Fundamental Representations of Dragon Parent and the Seller shall be true and correct as of the date hereof and as of the applicable Closing Date as though made on such applicable Closing Date, except to the extent any such Fundamental Representations addressed matters as of an earlier date (in which case such Fundamental Representations shall be so true and correct only as of such earlier date); and (ii) the other representations and warranties of the Seller, without giving effect to any qualification as to “material,” “materiality,” or “Seller Material Adverse Effect” set forth herein, shall be true and correct as of the date hereof and as of the applicable Closing Date as though made on such applicable Closing Date, except to the extent any such representation and warranty addressed matters as of an earlier date (in which case such representation and warranty shall be so true and correct only as of such earlier date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had a Seller Material Adverse Effect.

(b) Representations and Warranties of Dragon Parent and the Seller on the Company Subsidiaries. (i) the Fundamental Representations of Dragon Parent and the Seller on the Company Subsidiaries shall be true and correct as of the date hereof and as of the Cut-Off Date as though made on the Cut-Off Date, except to the extent: (A) any such Fundamental Representations addressed matters as of an earlier date (in which case such Fundamental Representations shall be so true and correct only as of such earlier date); or (B) of any failure of such Fundamental Representation to be so true and correct as a result of (1) actions expressly required to be taken by this Agreement or (2) any action or failure to take action that is expressly permitted by or approved by the Purchaser pursuant to Section 6.1; and (ii) the other representations and warranties of Dragon Parent and the Seller on the Company Subsidiaries, without giving effect to any qualification as to “material,” “materiality,” “Company Subsidiary Material Adverse Effect” or similar materiality qualification set forth herein, shall be true and correct as of the date hereof and as of the Cut-Off Date as though made on the Cut-Off Date, except to the extent any such representation and warranty addresses matters as of an earlier date (in which case such representation and warranty shall be so true and correct only as of such earlier date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had a Company Subsidiary Material Adverse Effect.

(c) Performance of the Obligations of the Seller and Dragon Parent. Dragon Parent and the Seller shall have performed or complied with in all material respects all obligations and covenants required to be performed or complied with by it pursuant to this Agreement at or prior to the applicable Closing.

(d) Material Adverse Effect. Since the date hereof to the Cut-Off Date, there shall not have occurred and be continuing a Company Subsidiary Material Adverse Effect, and since the date hereof to the applicable Closing Date, there shall not have occurred and be continuing a Seller Material Adverse Effect.

(e) Officers’ Certificates. With respect to each Closing, the Purchaser shall have received a certificate signed on behalf of Dragon Parent and the Seller by their authorized officers (or functional equivalent) certifying as to the matters set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c), and Section 7.2(d).

Section 7.3 Conditions to Obligations of the Seller

The obligation of the Seller to consummate the transactions contemplated in Section 2.1 is further subject to the satisfaction or waiver on or prior to the applicable Closing Date of the following conditions:

(a) Representations and Warranties of the Purchaser. (i) the Fundamental Representations of the Purchaser shall be true and correct as of the date hereof and as of the applicable Closing Date as though made on such Closing Date, except to the extent any such Fundamental Representations addressed matters as of an earlier date (in which case such Fundamental Representations shall be so true and correct only as of such earlier date); and (ii) the other representations and warranties of the Purchaser, without giving effect to any qualification as to “material,” “materiality” or “Purchaser Material Adverse Effect” or similar materiality qualification set forth herein, shall be true and correct as of the date hereof and as of the applicable Closing Date as though made on such Closing Date, except to the extent any such representation and warranty addresses matters as of an earlier date (in which case such representation and warranty shall be so true and correct only as of such earlier date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had a Purchaser Material Adverse Effect.

(b) Performance of the Obligations of the Purchaser. The Purchaser shall have performed or complied in all material respects with all obligations and covenants required to be performed or complied with by it pursuant to this Agreement at or prior to the applicable Closing and there shall have been no material delay, failure or breach by the Purchaser in performing its obligations under this Agreement to assist the Company Subsidiaries in obtaining the PRC Change of Ownership Approvals.

(c) Officer’s Certificate. With respect to each Closing, the Seller shall have received a certificate signed on behalf of the Purchaser by an executive officer of the Purchaser certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions

None of the Purchaser or the Seller may rely, either as a basis for not consummating the transactions contemplated by this Agreement or terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the transactions contemplated by this Agreement, as required by Section 6.3

ARTICLE VIII

SURVIVAL; TERMINATION; EXPENSES; INDEMNIFICATION

Section 8.1 Survival

None of the representations, warranties, covenants or agreements of the parties in this Agreement or in any instrument delivered by the parties pursuant to this Agreement shall survive the applicable Closing; provided, however, that (a) this Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Cut-Off Date, and such covenants or agreements shall survive until fully performed, and (b) the representations and warranties of Dragon Parent and the Seller contained in Section 3.9(f) shall survive until the expiration of the applicable statute of limitations. The foregoing is not intended to limit the survival periods contained in any representation and warranty policy (“R&W Insurance”) the Purchaser obtains from a third-party insurance provider in connection with this Agreement. Except as otherwise expressly set forth herein, it being understood and agreed that (for the avoidance of doubt), nothing in such policy shall affect any of the terms of this Agreement and the Purchaser agrees and covenants that any such insurance policy shall acknowledge, and the Purchaser hereby acknowledges, that the Seller shall have no liability for breaches of representations and warranties hereunder and that the insurer has no right of subrogation (and recourse) against the Seller other than in the case of actual fraud committed by the Seller.

Section 8.2 Termination

This Agreement may be terminated and the transactions contemplated hereby may be terminated and abandoned at any time prior to the GME Payment Date:

(a) by the mutual written consent of the Seller and the Purchaser;

(b) by:

(i) the Seller or the Purchaser, if the GME Closing has not occurred on or before December 31, 2020 (the “End Date”); provided, however, that any right of the party seeking to terminate this Agreement pursuant to this Section 8.2(b)(i) shall not be available to such party if the failure to consummate such Closing by the End Date arises out of, or results from, any material breach by such party of any representation, warranty, covenant or obligation contained herein;

(ii) the Purchaser, if there shall have been a breach by Dragon Parent, the Seller or the Company Subsidiaries of (A) Section 9.19; or (B) any of their respective representations, warranties, covenants or other obligations set forth in this Agreement, which breach would result in the failure to satisfy any condition set forth in Section 7.1 or Section 7.2 and in any such case such breach: (i) shall by its nature be incapable of being cured; or (ii) if capable of being cured, shall not have been cured by the earlier of: (a) twenty (20) calendar days after written notice thereof shall have been received by the Seller; or (b) the End Date; provided, however, that the right of the Purchaser under this Section 8.2(b)(ii) shall not be available if the Purchaser is then in material breach of any representation, warranty, covenant, or obligation contained herein;

(iii) the Seller, if there shall have been a breach by the Purchaser of any of its representations, warranties, covenants or obligations set forth in this Agreement, which breach would result in the failure to satisfy any condition set forth in Section 7.1 or Section 7.3, and in any such case such breach: (A) shall by its nature be incapable of being cured; or (B) if capable of being cured, shall not have been cured by the earlier of: (i) twenty (20) calendar days after written notice thereof shall have been received by the Purchaser; or (ii) the End Date; provided, however, that the right of the Seller under this Section 8.2(b)(iii) shall not be available if the Seller is then in material breach of any representation, warranty, covenant or obligation contained herein;

(iv) the Seller, if the Purchaser fails to consummate the GME Closing within sixty (60) Business Days after the later date of (i) satisfaction or waiver (to the extent waiver is not prohibited by applicable Law) of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at such Closing); and (ii) such other date agreed to in accordance with Section 2.3; provided, however, that, in the case of conditions set forth in Section 7.2, such conditions are capable of being satisfied if such Closing were to occur in accordance with the terms of this Agreement;

(v) the Purchaser, if the Seller fails to consummate the GME Closing within sixty (60) Business Days after the later date of (A) satisfaction or waiver (to the extent waiver is not prohibited by applicable Law) of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at such Closing); and (B) such other date agreed to in accordance with Section 2.3; provided, however, that, in the case of conditions set forth in Section 7.3, such conditions are capable of being satisfied if such Closing were to occur in accordance with the terms of this Agreement;

(vi) either the Seller or the Purchaser, if PRC Antitrust Clearance has not been obtained within ninety (90) Business Days after the date hereof;

(vii) the Seller, if the GME New Business License has not been obtained within sixty (60) Business Days after the GME Change of Ownership Approvals Submission Date;

(viii) the Seller, if (a) the Seller fails to receive the purchase price allocated to GME in accordance with Section 2.6(a) within sixty (60) Business Days from the GME Change of SAFE Registration Filing Completion Date, and (b) the Seller does not receive the Guaranteed Amount of the GME Payment Guarantee within five (5) Business Days of making its demand for payment pursuant to the GME Payment Guarantee; or

(ix) either the Seller or the Purchaser, if any Restraint in countries and regions (other than in the PRC) shall be in effect and shall have become final and nonappealable; provided, however, that any right of the party seeking to terminate this Agreement under this Section 8.2(b)(ix) shall not be available to such party if: (A) such Restraint arises out of, or results from, any material breach by such party of any representation, warranty, covenant or obligation contained herein; or (B) such party is then in material breach of any representation, warranty, covenant, or obligation contained herein.

The party desiring to terminate this Agreement pursuant to the foregoing clause (b) of this Section 8.2 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision hereof pursuant to which such termination is effected.

Section 8.3 Effect of Termination; Procedure

(a) Except as set forth in this Section 8.3(a), if, and in the event, this Agreement is terminated pursuant to Section 8.2, this Agreement shall become void and of no effect with no liability or further obligation on the part of any party hereto arising under or out of this Agreement, except that: (i) the provisions of Section 6.2, this Section 8.3, Section 8.4, Section 8.5, Section 8.6, and Article IX and the agreements contained in the Confidentiality Agreement (to the extent set forth therein), shall each survive the termination hereof; and (ii) no such termination shall relieve any party hereto of any liability for losses, costs and damages incurred by another party resulting from any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” shall mean (A) any deliberate act or failure to act that is absent of good faith, which act or failure to act constitutes in and of itself a material breach of this Agreement, and (B) without limiting clause (A) above, (1) with respect to the Purchaser, (x) the Purchaser’s breach or failure to take any action that would otherwise be required pursuant to Section 6.3, or (y) the Purchaser’s failure to consummate any applicable Closing giving rise to a right of termination by the Seller pursuant to Section 8.2(b)(iii) or Section 8.2(b)(iv); and (2) with respect to the Seller, (x) the Seller’s breach or failure to take any action that would otherwise be required pursuant to Section 6.3, or (y) the Seller’s failure to consummate any applicable Closing giving rise to a right of termination by the Purchaser pursuant to Section 8.2(b)(ii) or Section 8.2(b)(v).

(b) In the event this Agreement is terminated pursuant to Section 8.2:

(i) all confidential information received by the Purchaser or any of its Representatives with respect to the business of any other party or its Affiliates shall be treated in accordance with any applicable provisions of the Confidentiality Agreement, which shall survive the termination of this Agreement and which is hereby amended to extend the term of such agreement for an additional two (2) years from the date of this Agreement; and

(ii) all filings, applications and other submissions made by any party to any Person, including any Governmental Authority, in connection with the transactions contemplated by this Agreement shall, to the extent practicable and not legally prohibited, be withdrawn from such Person by such party.

(c) In the event this Agreement is terminated pursuant to those provisions of Section 8.2 under which Dragon Parent and the Seller are required under Section 6.14(b) to cause GME to return the Deposit to Purchaser, Dragon Parent and the Seller shall and shall promptly procure GME to return the Deposit to the Purchaser pursuant to Section 6.14, as the case may be and, in the event of any termination of this Agreement pursuant to Section 8.2, the Purchaser shall use its best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise employ such resources as necessary or desirable to transfer the Equity Interests of the Company Subsidiaries to the Seller, including without limitation (x) obtaining new business licenses of the Company Subsidiaries from Guangzhou Registration Authority or Shanghai Registration Authority, as applicable, reflecting the reclassification of each Company Subsidiary as a foreign-invested entity with the shareholder and legal representative and director information provided by the Seller; and (y) deliver the items that Dragon Parent or the Seller has delivered to the Purchaser pursuant to Section 2.9 to Dragon Parent or the Seller.

Section 8.4 Fees and Expenses.

Other than as expressly provided in this Agreement, including as specifically set forth in Section 2.10(d), this Section 8.4, Section 8.5 and Section 8.6, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that, if the Closing occurs Dragon Parent or the Seller may, in its sole discretion, elect to pay such fees, costs and expenses of the Purchaser (it being understood and acknowledged that such fees, costs and expenses shall not be considered, or included as, Seller Transaction Expenses or in the calculation of Cash). For the avoidance of doubt, Dragon Parent or the Seller shall pay the Seller Transaction Expenses.

Section 8.5 Purchaser Termination Fee.

(a) The Purchaser shall pay to the Seller by wire transfer of immediately available funds in USD to a bank account located outside of the PRC as designated by the Seller (such amount, the “Purchaser Termination Fee”) within three (3) Business Days after termination: nine percent (9%) of the Base Purchase Price, if this Agreement is terminated by the Seller pursuant to Section 8.2(b)(iii).

(b) If the Purchaser fails to pay the full amount of such Purchaser Termination Fee when due, the Purchaser shall also pay to the Seller all of the Seller’s costs and expenses (including attorneys’ fees) in connection with all actions to collect such Purchaser Termination Fee.

(c) The Purchaser acknowledges and agrees that, if any Purchaser Termination Fee is required to be paid as a result of a termination of this Agreement, Dragon Parent and the Seller’s rights to receive such Purchaser Termination Fee (which, if paid prior to the Cut-Off Date, will be credited by the amount of the Deposit retained at such time by GME) shall be the sole and maximum remedy available to Dragon Parent and the Seller.

Section 8.6 Seller Termination Fee.

(a) Dragon Parent or the Seller shall pay to the Purchaser by wire transfer of immediately available funds in USD to a bank account as designated by the Purchaser (such amount, the “Seller Termination Fee”) within three (3) Business Days after termination: nine percent (9%) of the Base Purchase Price, if this Agreement is terminated by the Purchaser pursuant to Section 8.2(b)(ii).

(b) If Dragon Parent or the Seller fails to pay the Seller Termination Fee when due as required pursuant to Section 8.6(a), Dragon Parent or the Seller shall also pay to the Purchaser all of the Purchaser’s costs and expenses (including attorneys’ fees) in connection with all actions to collect such Seller Termination Fee.

(c) Dragon Parent and the Seller acknowledge and agree that, if any Seller Termination Fee is required to be paid as a result of a termination of this Agreement, the Purchaser’s right to receive such Seller Termination Fee shall be the sole and maximum remedy available to the Purchaser.

Section 8.7 Indemnification

(a) Subject to the other terms and conditions of this Section 8.7 and this Agreement, Dragon Parent and the Seller (collectively, the “Indemnifying Party”) agree to defend, indemnify and hold harmless the Purchaser, the Company Subsidiaries and their respective Affiliates (collectively, the “Indemnified Party”) from and against any and all Losses which are imposed, sustained or incurred as a result of any inaccuracy in or breach of the representations and warranties of Dragon Parent and the Seller contained in Section 3.9(f).

(b) The aggregate amount of all Losses for which the Indemnifying Party shall be liable pursuant to Section 8.7(a) shall not exceed two million dollars (USD $2,000,000).

(c) In no event shall the Indemnifying Party be liable to the Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation, or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(d) The Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs to the minimum extent necessary to remedy the breach that gives rise to such Losses.

(e) Claims. Any claim by the Indemnified Party on account of any Losses shall be asserted by the Indemnified Party by giving the Indemnifying Party prompt written notice thereof. Such notice by the Indemnified Party shall describe the claim in reasonable detail, shall include copies of all written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have fifteen (15) Business Days after its receipt of such notice to respond in writing to such claim. During such fifteen (15) Business Day-period, the Indemnified Party shall allow the Indemnifying Party and its advisors to investigate the matter or circumstance alleged to give rise to the claim, and whether and to what extent any amount is payable in respect of the claim and the Indemnified Party shall reasonably assist the Indemnifying Party’s investigation by giving such information and assistance (including access to their premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party, or any of its advisors, may reasonably request. The parties agree to operate in good faith to negotiate a resolution of any such claim for indemnification. If the Indemnifying Party does not so respond within such fifteen (15) Business Day-period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party may pursue such other remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(f) Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. The Indemnifying Party and the Indemnified Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(g) Notwithstanding anything to the contrary contained herein, Purchaser, the Company Subsidiaries and their respective Affiliates agree to defend, indemnify and hold harmless Dragon Parent, the Seller and their respective Affiliates from and against any and all Losses which may be imposed, sustained or incurred by Dragon Parent, the Seller or their respective Affiliates arising from or relating to any breach by Purchaser, the Company Subsidiaries or their respective Affiliates of the provisions of Section 2.9(b).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Release

Effective as of the Shanghai Subsidiaries Closing, the Purchaser, for itself and the Company Subsidiaries, and their respective Affiliates and their respective successors, assigns, executors, heirs, officers, directors, managers, partners and employees (each a “Purchaser Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action of whatever kind or nature, whether known or unknown, which the Purchaser Releasor has, might have or might assert now or in the future, against the Seller and any of its Affiliates and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed or was taken or permitted at or prior to the Shanghai Subsidiaries Closing; provided, however, that nothing contained in this Section 9.1 shall release, waive, discharge, relinquish or otherwise affect the rights, covenants or obligations of any party to the extent arising out of: (a) this Agreement; or (b) any Contracts or other claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Actions and causes of action as set forth in Section 9.1 of the Seller Disclosure Letter. The Purchaser shall, and shall cause the Company Subsidiaries to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Seller Releasee based upon any matter released pursuant to this Section 9.1.

Section 9.2 Disclosure Letters

The Seller Disclosure Letter and the Purchaser Disclosure Letter (collectively, the “Disclosure Letters”) and the Exhibits attached hereto and thereto shall be construed with, and as an integral part of, this Agreement. Each capitalized term used in any Exhibit or Disclosure Letter but not otherwise defined therein shall be defined as set forth in this Agreement. The Disclosure Letters have been arranged in numbered and lettered sections and subsections corresponding to the applicable numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the applicable Disclosure Letter shall constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes reference and shall also be deemed to be constructively disclosed or set forth in any other section in such Disclosure Letter relating to other sections of this Agreement to the extent a cross-reference is expressly made to such other section in such Disclosure Letter or to the extent that the relevance of such item as an exception to, or as applicable, disclosure for the purposes of, another section of this Agreement is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to, or is disclosed for the purposes of, such other section of this Agreement. The fact that any item of information is disclosed in any Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Company Subsidiary Material Adverse Effect,” “Seller Material Adverse Effect,” “Purchaser Material Adverse Effect” or other similar terms in this Agreement. The inclusion of any item on the Disclosure Letters shall not constitute an admission by the Company Subsidiaries, the Seller or the Purchaser, as applicable, that such item is or is not material. No disclosure in any Disclosure Letter relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Disclosure Letters and the information contained in the Disclosure Letters are intended only to qualify or provide disclosure for the purposes of the applicable representations, warranties and covenants contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any of such representations, warranties or covenants.

Section 9.3 Amendments; No Waivers

(a) Any provision of this Agreement may be amended or waived prior to the Shanghai Subsidiaries Closing Date, if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Seller and the Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided at Law or in equity.

(c) Upon the execution of this Agreement, the Seller and the Purchaser agree to execute the Equity Interests Transfer Agreement in the form attached hereto as Exhibit P, which will be submitted to the appropriate PRC Governmental Authority for the purpose of completing the transactions and other arrangements contemplated hereunder. For the avoidance of doubt, should any provision of the Equity Interests Transfer Agreements conflict with the provisions under this Agreement, this Agreement prevails.

Section 9.4 Notices

All notices, consents, requests, demands or other communications required or permitted hereunder shall be: (a) in writing; (b) sent by messenger, certified or registered mail, a reliable overnight delivery service or e-mail (with a copy sent by one of the foregoing means), charges prepaid as applicable, to the appropriate address(es) set forth below; and (c) deemed to have been given on the date of delivery to the addressee (or, if the date of delivery is not a Business Day, on the first (1st) Business Day after the date of delivery), as evidenced by: (i) a receipt executed by the addressee (or a responsible Person in his or her office), the records of the Person delivering such communication or a notice to the effect that such addressee refused to claim or accept such communication, if sent by messenger, mail or express delivery service; or (ii) confirmation of transmission or receipt generated by the sender’s facsimile machine or computer showing that such communication was sent to the appropriate facsimile number or electronic mail address on a specified date, if sent by facsimile or e-mail. All such communications shall be sent to the following addresses, or to such other addresses as any party may inform the others by giving five (5) Business Days’ prior written notice pursuant to this Section 9.4:

(a) if to the Purchaser, to:

Room 1303-530, No. 99, SongYuNanEr Road, Free Trade Pilot

Zone,(Xiamen), Fujian, China

Attention:        Xiong Zheng Feng

Email:              zhfxiong@akmcompany.com

with a copy (which shall not constitute notice) to:

Tian Yuan Law Firm

Address: 10/F, Tower B, China Pacific Insurance Plaza | 28 Fengsheng

Hutong, Xicheng District | Beijing

Attention:        Hua Xiu Lan

Facsimile:        5776-3777

Email:              huaxl@tylaw.com.cn

(b) if to Dragon Parent or, prior to the Closing, to the Seller, to:

c/o TTM Technologies, Inc.

520 Maryville Centre Drive, Suite 400

St. Louis, MO 63141

Attention:        Dan Weber

Facsimile:        (314) 746-2205

Email:              dan.weber@ttm.com

with a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

7 Times Square

New York, New York 10036

Attention:        Tobias L. Knapp

Phone:               212-408-2440

Facsimile:         212-326-2061

Email:              tknapp@omm.com

Section 9.5 Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that no party may assign, delegate or otherwise transfer any of its rights or obligations pursuant to this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign its rights under this Agreement to an Affiliate of the Purchaser solely to the extent such assignment does not, and is reasonably expected not to, impede, hinder, delay, or otherwise effect the timing of the Closings. Any attempted assignment of this Agreement not in accordance with the terms of this Section 9.5 shall be void ab initio.

Section 9.6 Governing Law

This Agreement, and any and all claims arising directly or indirectly out of or otherwise concerning this Agreement (whether based in contract, tort or otherwise) shall be governed by, and construed and enforced in accordance with, the Laws of Hong Kong.

Section 9.7 Consent to Jurisdiction; Waiver of Jury Trial

(a) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED UPON, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. BY THIS AGREEMENT, EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) IT MAKES SUCH WAIVER VOLUNTARILY; AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(A).

(b) Any controversy, dispute or claim arising under or in connection with this Agreement (including, without limitation, the existence, validity, interpretation or breach hereof and any claim based on contract, tort or statute) shall be resolved by a binding arbitration, to be held in Hong Kong pursuant to the HKIAC Rules. The HKIAC shall, in accordance with the then effective HKIAC Rules, bear its own expenses incurred in connection with arbitration and the fees and expenses of the arbitrators shall be shared equally by the parties involved in the dispute and advanced by them from time to time as required. It is the mutual intention and desire of the parties that the tribunal of three (3) arbitrators be constituted as expeditiously as possible following the submission of the dispute to arbitration. Once such tribunal is constituted and except as may otherwise be agreed to in writing by the parties involved in such dispute or as ordered by the arbitrators upon substantial justification shown, the hearing for the dispute will be held within sixty

(60) days after submission of the dispute to arbitration. The arbitrators shall render their final award within sixty (60) days, subject to extension by the arbitrators upon substantial justification shown of extraordinary circumstances, following conclusion of the hearing and any required post-hearing briefing or other proceedings ordered by the arbitrators. Any discovery in connection with arbitration hereunder shall be limited to information directly relevant to the controversy or claim in arbitration. The arbitrators will state the factual and legal basis for the award. The decision of the arbitrators in any such proceeding will be final and binding and not subject to judicial review and final judgment may be entered upon such an award in any court of competent jurisdiction, but entry of such judgment will not be required to make such award effective. Any action against any party hereto ancillary to arbitration pursuant to this Section 9.7 (as determined by the arbitrators), including any action for provisional or conservatory measures or action to enforce an arbitration award or any judgment entered by any court in respect of any action thereof may be brought in the court of Hong Kong, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any Hong Kong court over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action. Each of the parties hereto agrees that a judgment in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 9.8 Privilege; Counsel

O’Melveny has been engaged by Dragon Parent to represent it and the Seller in connection with the transactions contemplated hereby. The Purchaser (on its behalf and on behalf of its Affiliates) hereby: (a) agrees that, in the event that a dispute arises after the Closing between the Purchaser and/or any of its Affiliates, on the one hand, and Dragon Parent, the Seller and/or any of its Affiliates, on the other hand, O’Melveny may represent Dragon Parent, the Seller or such Affiliate(s) in such dispute even though the interests of Dragon Parent, the Seller or such Affiliate(s) may be directly adverse to the Purchaser, the Company Subsidiaries or any of their Affiliates and even though O’Melveny may have represented the Company Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for the Purchaser or the Company Subsidiaries; and (b) waives any conflict in connection therewith. The Purchaser (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among O’Melveny, Dragon Parent, the Seller and/or the Company’s Subsidiaries (including any of their respective directors, officers, managers, employees or agents) that relate in any way to this Agreement, the Confidentiality Agreement or the transactions contemplated hereby or thereby or the negotiation of the same, the attorney-client privilege and the expectation of client confidence belongs to the Seller and shall be controlled by the Seller and shall not pass to or be claimed by the Purchaser, the Company Subsidiaries or any of their Affiliates after the Closing. The Purchaser (on its behalf and on behalf of their Affiliates) further understands and agrees that the parties have each undertaken reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, the Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that the consummation of the transactions contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential and/or subject to a claim of privilege. The Purchaser (on its behalf and on behalf of its Affiliates) further understands and agrees that any disclosure of information that may be confidential and/or subject to a claim of privilege shall not prejudice or otherwise constitute a waiver of any claim of privilege. The Purchaser (on its behalf and on behalf of its Affiliates) agrees to use reasonable best efforts to return promptly any inadvertently disclosed information to the appropriate Person upon becoming aware of its existence. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between the Purchaser, the Company Subsidiaries or any of their Affiliates and a third Person other than a party to this Agreement, the Company Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by O’Melveny to such third Person; provided, however, that the Company Subsidiaries may not waive such privilege without the prior written consent of the Seller. O’Melveny shall be a third-party beneficiary for the purposes of this Section 9.8.

Section 9.9 Counterparts; Effectiveness

This Agreement may be executed in two (2) or more counterparts (which may be delivered by facsimile or other electronic transmission), each of which together shall be deemed an original, and all of which together shall constitute one and the same instrument.

Section 9.10 Entire Agreement

This Agreement (including the Disclosure Letters and the Exhibits, schedules, and annexes hereto and thereto) and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, whether oral or written, with respect to the subject matter hereof and thereof.

Section 9.11 Third-Party Beneficiaries

Except as expressly provided herein, this Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the parties and such successors and permitted assigns, any legal or equitable rights hereunder; provided, however, that the parties hereto specifically acknowledge and agree that: (a) the provisions of Section 9.1 are intended to be for the benefit of, and shall be enforceable by, each Seller Releasee; and (b) the provisions of Section 9.8 are intended to be for the benefit of, and shall be enforceable by, O’Melveny.

Section 9.12 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible and in a manner so as to as closely as possible provide the parties with the intended benefits, net of the intended burdens, set forth in any such invalid, void or unenforceable provision.

Section 9.13 Specific Performance

(a) The parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, shall occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 9.13(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement, or to enforce compliance with, the parties’ covenants and obligations under this Agreement, and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it shall not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement, and shall not oppose the granting of an injunction, specific performance and/or other equitable relief on any basis, including the basis that any other party has an adequate remedy at Law or that any award of an injunction, specific performance and/or other equitable relief is not an appropriate remedy for any reason at Law or in equity. Any party seeking: (i) an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement; (ii) to enforce specifically the terms and provisions of this Agreement; and/or (iii) other equitable relief, shall not be required to show proof of actual damages or to provide any bond or other security in connection with any such remedy.

(b) The remedies available to the Seller and Dragon Parent pursuant to this Section 9.13 shall be in addition to any other remedy to collect the Purchaser Termination Fee pursuant to Section 8.5 or any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Seller from seeking to collect or collecting the Purchaser Termination Fee pursuant to Section 8.5 or any other remedy to which it is entitled at law or in equity.

(c) The remedies available to the Purchaser pursuant to this Section 9.13 shall be in addition to any other remedy to collect the Seller Termination Fee pursuant to Section 8.6 or any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Seller from seeking to collect or collecting the Seller Termination Fee pursuant to Section 8.6 or any other remedy to which it is entitled at law or in equity.

Section 9.14 No Setoff

Each of the parties hereto acknowledges and agrees (on its own behalf and on behalf of its Affiliates) that it and its Affiliates shall have no right hereunder or pursuant to applicable Law to, and shall not, offset any amounts due and owing (or that becomes due and owing) pursuant to this Agreement to any other party hereto or thereto or such party’s Affiliates against any amounts due and owing to such other party or such other party’s Affiliates pursuant to this Agreement or any other Contract.

Section 9.15 Construction

(a) The headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement: (i) the term “including” means “including, without limitation”; (ii) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires; (iii) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless the context otherwise states or requires, refer to this Agreement as a whole (including the Disclosure Letters and the Exhibits, schedules and annexes hereto and thereto) and not to any particular provision of this Agreement, and all references to the preamble, recitals, Sections, Articles, Exhibits or Disclosure Letters are to the preamble, recitals, Sections, Articles, Exhibits or Disclosure Letters of, or to, this Agreement; (iv) the word “or” shall not be exclusive; (v) the words “date hereof” shall mean the date of this Agreement, as set forth in the preamble hereto; (vi) the Purchaser, the Seller and Dragon Parent shall be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires); (vii) all references to “$” or dollars shall refer to USD, unless otherwise specified; (viii) any reference to any federal, state, local or non-U.S. statute or other Law shall be deemed also to refer to all rules and regulations promulgated thereunder; (ix) when calculating the number of days before which, within which or following which, any act is to be done or step is to be taken pursuant to this Agreement, the date from which such period is to be calculated shall be excluded from such count; provided, however, that, if the last calendar day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; (x) the measure of a period of one (1) month or year for the purposes of this Agreement shall be the date of the following month or year corresponding to the starting date; provided, however, that, if no corresponding date exists, then the end date of such period being measured shall be the next actual date of the following month or year (for example, one (1) month following February 18 is March 18 and one (1) month following March 31 is May 1); provided, further, that, if the last calendar day of such period is a non-Business Day, then the period in question shall end on the next succeeding Business Day; and (xi) for the purposes of this Agreement, references to the term “delivered by the Seller,” “delivered to the Purchaser,” “furnished to the Purchaser,” “made available to the Purchaser” or similar expressions shall mean that the Seller and/or Dragon Parent has: (A) posted such materials to the VDR, in a manner that enables viewing of such materials by the Purchaser and its Representatives no later than 12:00 P.M. Eastern Time on the full calendar day immediately prior to the date of this Agreement, or (B) set forth a copy of such materials in the Seller Disclosure Letter.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.16 No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, the Purchaser acknowledge and agree that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be held against any past, present or future director, officer, agent or employee of any past, present or future member of the Seller or of any Affiliate or assignee thereof, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any past, present or future director, officer, agent or employee of any past, present or future member of the Seller or of any Affiliate or assignee thereof, as such, for any obligation of the Seller under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 9.17 Exclusivity

(a) From the date hereof until the Shanghai Subsidiaries Closing Date, Dragon Parent and the Seller shall not, and shall not permit the Company Subsidiaries, or any of their respective Representatives, to, directly or indirectly:

(i) directly solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other direct action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention to agree to, accept, approve, endorse or recommend) any Acquisition Proposal; or

(iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal.

(b) On the date hereof, Dragon Parent, the Seller and the Company Subsidiaries will: (A) immediately cease any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Acquisition Proposal; and (B) not amend, terminate, waive or fail to enforce any provisions of any confidentiality agreement with respect to any potential Acquisition Proposal.

(c) In the event of the breach by Dragon Parent or the Seller of this Section 9.17, the Purchaser may, in addition to any other remedies that it might have, terminate this Agreement pursuant to Section 8.2(b)(ii). The obligations of the parties pursuant to this Section 9.17 shall terminate if this Agreement is terminated pursuant to Article VIII.

Section 9.18 Joint Liabilities

Dragon Parent and the Seller shall jointly and severally honor the obligations arising from, or in connection with this Agreement, and ensure that the obligations of Dragon Parent, the Seller and their Affiliates can be duly and properly performed in accordance with the terms hereof.

Section 9.19 Further Assurance

Each of the parties hereto hereby agree that each will, promptly upon the reasonable request of the other, execute and deliver any further and other documents and instruments and do any further acts or things that may be necessary to carry out the intent of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

TTM TECHNOLOGIES, INC.

By:	/s/ Daniel J. Weber
Name:	Daniel J. Weber
Title:	Sr. Vice President & General Counsel

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

TTM TECHNOLOGIES CHINA LIMITED

By:	/s/ CHUNG Tai Keung
Name:	CHUNG Tai Keung
Title:	Director

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be duly executed by its authorized signatory as of the date first written above.

AKMMEADVILLE ELECTRONICS (XIAMEN) CO., LTD.
(安捷利美维电子（厦门）有限责任公司)

By:	/s/ Xiong, Zhengfeng
Name:	Xiong, Zhengfeng
Title:	Legal Representative